Exhibit 2.1

Execution Version

Strictly Confidential

SECURITIES PURCHASE AGREEMENT

by and among

Q GATEWAY ULTIMATE HOLDINGS, LLC,

GCI HOLDINGS, LLC,

and, for the purposes of Section 5.20 only,

GCI LIBERTY, INC.

dated

April 21, 2026

TABLE OF CONTENTS

Section 5.14.	Employment Matters	87
Section 5.15.	Intercompany Debt	89
Section 5.16.	NTHE Reimbursement	89
Section 5.17.	Earn-Out	91
Section 5.18.	Projected CapEx Schedule	102
Section 5.19.	Projected CapEx Schedule Update	102
Section 5.20.	Obligations of Purchaser Parent	103
Section 5.21.	R&W Policy	105
Section 5.22.	Director and Officer Liability and Indemnification	105
Section 5.23.	Reimbursable Matters	106
Section 5.24.	Equity Commitment	106

Article 6
Conditions Precedent		106

Section 6.1.	Conditions to the Parties’ Obligations	106
Section 6.2.	Conditions to Seller’s Obligations	107
Section 6.3.	Conditions to Purchaser’s Obligations	107
Section 6.4.	Frustration of Closing Conditions	108

Article 7
Termination		108

Section 7.1.	Termination	109
Section 7.2.	Effect of Termination; Procedure	108

Article 8
Survival; Indemnification		111

Section 8.1.	Survival	111
Section 8.2.	Indemnification by the Seller	112
Section 8.3.	Indemnification by Purchaser	112
Section 8.4.	Limitations and Other Matters Relating to Indemnification	112
Section 8.5.	No Contribution	112
Section 8.6.	Procedures	113
Section 8.7.	Exclusive Remedy	115

Article 9
Miscellaneous		115

Section 9.1.	Amendments; No Waivers	115
Section 9.2.	Notices	116
Section 9.3.	Fees and Expenses	117
Section 9.4.	Successors and Assigns	117
Section 9.5.	Governing Law	117
Section 9.6.	Arbitration	117
Section 9.7.	Counterparts; Effectiveness	119
Section 9.8.	Entire Agreement	120

EXHIBITS

Exhibit A	Form of Separation Agreement
Exhibit B	[Reserved]
Exhibit C	Accounting Principles
Exhibit D	Illustrative Working Capital Statement
Exhibit E	Allocation Methodology
Exhibit F	Form of Earn-Out Report
Exhibit G	Form of Registration Rights Agreement
Exhibit H	Consulting Agreements
Exhibit I	Restrictive Covenants Agreements

SCHEDULES

Schedule EO	Earn-out Methodologies and Protocols
Schedule 8.2	Certain Indemnification Matters

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of April 21, 2026, is entered into by and among Q Gateway Ultimate Holdings, LLC, a Delaware limited liability company (the “Seller”), GCI Holdings, LLC, a Delaware limited liability company (“Purchaser”), and, for the purposes of Section 5.20 only, GCI Liberty, Inc., a Nevada corporation (“Purchaser Parent”). Each of the Seller, Purchaser, and Purchaser Parent is referred to herein as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, the Seller owns 100% of the issued and outstanding Equity Securities (the “Purchased Securities”) of Q Gateway Intermediate Holdings, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, the Company, together with the subsidiaries of the Company (collectively, the “Group Companies”, and each, a “Group Company”), are engaged in the Business;

WHEREAS, upon the terms and subject to the conditions set forth herein, the Seller desires to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser desires to purchase, acquire and accept from the Seller, the Purchased Securities;

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as an inducement and condition to Purchaser’s willingness to enter into this Agreement, an Affiliate of Purchaser has entered into consulting agreements (the “Consulting Agreements”) with the individuals set forth on Section 1.1(a) of the Disclosure Schedule and which are attached hereto as Exhibit H;

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as an inducement and condition to Purchaser’s willingness to enter into this Agreement, an Affiliate of Purchaser has entered into restrictive covenants agreements (the “Restrictive Covenants Agreements”) with the individuals set forth on Section 1.1(b) of the Disclosure Schedule and which are attached hereto as Exhibit I; and

WHEREAS, substantially concurrent with the execution of this Agreement, the Seller has delivered a duly executed equity commitment letter, dated the date hereof, among the Equity Financing Source and the Seller (including all exhibits, schedules and annexes thereto, the “Equity Commitment Letter”).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article 1
Definitions

Section 1.1.          Definitions. When used in this Agreement, the following terms shall have the respective meanings set forth below:

“2025 Audited Financial Statements” means the audited consolidated statements of financial position, statements of profit or loss and other comprehensive income, statements of changes in equity, cash flows statements and notes for QSH Parent Holdco, LLC and its Subsidiaries for the fiscal year ended December 31, 2025.

“2026 Audited Financial Statements” means the audited consolidated statements of financial position, statements of profit or loss and other comprehensive income, statements of changes in equity, cash flows statements and notes for QSH Parent Holdco, LLC and its Subsidiaries for the fiscal year ended December 31, 2026.

“Accounting Firm” has the meaning set forth in Section 2.8(b).

“Accounting Principles” means the accounting principles, policies, practices and methodologies as set forth on Exhibit C, to be used in the preparation of Closing Working Capital and Closing Indebtedness.

“Action” means any claim, action, suit, proceeding, investigation, audit, arbitral action or criminal prosecution whether by or before any Governmental Authority, mediator or other dispute resolution body or otherwise.

“Adjusted Gross Revenue” means (i) Gross Revenue minus (ii) $3,300,000 minus (iii) the Baseline Gateway Capacity Costs incurred by Purchaser or the Group Companies in the Final Earn-out Year.

“Adjusted Gross Revenue Lower Threshold” means $50,000,000.

“Adjusted Gross Revenue Upper Threshold” means $75,000,000.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such first Person.

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 5.9(g)(ii).

“Allocation Negotiation Period” has the meaning set forth in Section 5.9(g)(iii).

“Annual Business Plan” has the meaning set forth in Section 5.17(f)(iii).

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (as amended) and all other applicable laws prohibiting bribery and corruption.

“Anti-Money Laundering Laws” means the U.S. Money Laundering Control Act of 1986 (as amended) and all other applicable money laundering related Laws of any other applicable jurisdiction.

“Antitrust Law” means all Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition, including the HSR Act.

“Applicable Reporting Company” has the meaning set forth in Section 5.10(b).

“Audited Financial Statements” means the audited consolidated statements of financial position, statements of profit or loss and other comprehensive income, statements of changes in equity, cash flows statements, and notes for QSH Parent Holdco, LLC and its Subsidiaries as of and for the fiscal years ended December 31, 2024 and December 31, 2023.

“A&R Service Agreement” means that certain Amended and Restated Service Agreement, dated as of October 3, 2023, by and between Quintillion Subsea Operations, LLC and GCI Communication Corp, as amended by that certain First Amendment, dated as of December 20, 2023 and that certain Second Amendment, dated as of February 25, 2025.

“Bank Accounts” has the meaning set forth in Section 3.33.

“Balance Sheet Date” means December 31, 2025.

“Baseline Gateway Capacity Costs” means the actual costs incurred for the Quintillion Starlink Community Gateways for Reserve Capacity during the applicable period.

“Broadband Grant” means any grant or extension of funding or financing (as the same may be renewed or amended from time to time) by any Governmental Authority or pursuant to any plan or program operated or promoted by any Governmental Authority to support the construction, installation, expansion and maintenance of any Fiber network or similar digital infrastructure network and related facilities.

“Business” means (a) the wholesale broadband telecommunications and infrastructure business conducted in the U.S. Arctic region and the State of Alaska by the Group Companies as of the date hereof and (b) the wholesale broadband telecommunications and infrastructure business being developed or conducted by the Group Companies as of the date hereof.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which commercial banks in the State of New York or the State of Alaska are required or authorized to be closed.

“Business Records” means all books, records, data, files and documents (in any form or medium, including computerized or electronic) owned by and in the possession or control of the Seller, the Group Companies or their Affiliates that are related to or used in connection with the Business, including (a) all books and records of account and other financial records, (b) all catalogues, brochures, advertising materials, forms of purchase orders, and invoices and similar sales, lease or marketing materials, (c) all price lists, customer lists, supplier lists, mailing lists, credit records and similar lists and correspondence, (d) all manuals pertaining to software, products, operations, research, development and maintenance and all computer, software and system passwords and other electronic access items, (e) all records or lists pertaining to supply, production or distribution, (f) all documentation relating to the organization, existence and governance of the Group Companies, including all past and current Company Organizational Documents, minute books, and membership transfer records, (g) all Tax Returns filed by or on behalf of the Group Companies since their inception and copies of all work papers and documentation supporting the amounts and Tax items included in such Tax Returns, and (h) all personnel files; provided, however, that “Business Records” does not include any proposals to acquire the Business.

“Cash” means all cash, cash equivalents and marketable securities of the Group Companies; provided, that Cash shall exclude all Restricted Cash. For purposes of clarity and without duplication, Cash shall be (a) increased for (i) checks received but not yet deposited by the Group Companies prior to 12:01 a.m. Alaska Prevailing Time on the Closing Date and (ii) wire transfers, ACH transfers and other electronic payments to the Group Companies initiated but not received prior to 12:01 a.m. Alaska Prevailing Time on the Closing Date, in each case, unless the receivables associated with such checks, transfers or payments are included as Current Assets in the calculation of Closing Working Capital and (b) reduced for (x) checks issued by the Group Companies but not cleared as of 12:01 a.m. Alaska Prevailing Time on the Closing Date, and (y) wire transfers, ACH transfers and other electronic payments initiated by the Group Companies but not cleared prior to 12:01 a.m. Alaska Prevailing Time on the Closing Date, in each case, unless the payables associated with such checks, transfers or payments are included as Current Liabilities in the calculation of Closing Working Capital. For the avoidance of doubt, “Cash” shall exclude all amounts to the extent taken into account in the final determination of the Closing Working Capital.

“Claim Notice” has the meaning set forth in Section 8.6(a).

“Closing” means the purchase and sale of the Purchased Securities in accordance with Section 2.3.

“Closing Cash Amount” means the consolidated Cash of the Group Companies as determined as of the Closing Date in accordance with the Accounting Principles.

“Closing Consideration” has the meaning set forth in Section 5.9(g).

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Date Payment” has the meaning set forth in Section 2.4(b).

“Closing Date Shortfall Amount” has the meaning set forth in Section 2.4(b).

“Closing Indebtedness” means the consolidated Indebtedness of the Group Companies (including, without duplication, Funded Indebtedness), as determined as of the Closing Date in accordance with the Accounting Principles.

“Closing Payment Amount” has the meaning set forth in Section 2.2(a).

“Closing Payment Disbursement Schedule” has the meaning set forth in Section 2.4(a)(ii).

“Closing Regulatory Approvals” has the meaning set forth in Section 6.1(a).

“Closing Statement” has the meaning set forth in Section 2.8(d).

“Closing Working Capital” means (a) the consolidated Current Assets of the Group Companies, minus (b) the consolidated Current Liabilities of the Group Companies, in each case, as determined as of the Closing Date in accordance with the Accounting Principles and the Illustrative Working Capital Statement attached hereto as Exhibit D.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written or oral agreement or memorandum of understanding with any labor union, labor organization or authorized employee representative to which a Group Company is a party or subject or which covers any employee of a Group Company.

“Communications Act” means the Communications Act of 1934, as amended and all applicable FCC rules and regulations implementing such statute.

“Company” has the meaning set forth in the Recitals.

“Company Credit Agreement” means that certain Credit Agreement, dated as of February 15, 2024, by and among Quintillion Networks, LLC and Quintillion Subsea Operations, LLC, as borrowers, each of the guarantors party thereto, the lenders party thereto, and COBANK, ACB, in its capacity as administrative agent for the secured parties and as a lender, as amended by that First Amendment to Credit Agreement dated as of June 25, 2025 and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time to the extent permitted by the terms hereof.

“Company Credit Facility” means, collectively, the term loan facility and revolving credit facilities made pursuant to the Company Credit Agreement.

“Company Customers” means those customers identified on Annex A of Schedule EO referenced as “Company Customers.”

“Company Organizational Documents” has the meaning set forth in Section 3.3.

“Company Pipeline Customers” means those customers identified on  Annex A of Schedule EO referenced as “Pipeline Customers.”

“Company Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA) or other agreement, plan, Contract, program, fund, policy or arrangement of any kind that provides for compensation or benefits, (ii) welfare benefit, bonus, incentive, equity or equity-based compensation, retirement, pension, profit sharing, retention, change in control, vacation, or deferred compensation plan, Contract, program, fund, policy or arrangement of any kind or (iii) employment, consulting, severance, termination protection or similar plan, Contract, program, fund, arrangement or policy, in each case whether or not written, that is (A) entered into, sponsored, maintained, contributed to, or required to be contributed to, by the Seller or any of its Affiliates (including the Group Companies) for the current or future benefit of any current or former Service Provider or (B) for which any Group Company has any direct or indirect liability.

“Company Transaction Expenses” means, except as otherwise expressly set forth in this Agreement and without double counting, the aggregate amount of all fees, costs and expenses (whether or not yet invoiced), incurred by, or on behalf of, or to be paid by, any Group Company in connection with the sale of the Purchased Securities or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreement contemplated hereby or the performance or consummation of the transactions contemplated hereby, in each case, to the extent agreed to or incurred at any time up until immediately before, and unpaid as of, the Closing, including: (a) fees and expenses of counsel, advisors, consultants, investment bankers, accountants and auditors and experts engaged by, or on behalf of, any Group Company, the Seller or any of their Affiliates in connection with the transactions contemplated by this Agreement; (b) any assignment, change in control or similar fees payable as a result of the execution of this Agreement or the other Transaction Agreements or the consummation of the transactions contemplated hereby or thereby; (c) all costs, fees, reimbursement obligations and expenses incurred as a result of (or that would be incurred as a result of) the termination of any Terminated Agreement as contemplated hereby; (d) obligations of any Group Company that remain unpaid as of the Closing in respect of all change in control, retention, severance, separation, transaction or similar payments payable by any Group Company triggered (or partially triggered) by the transactions contemplated by this Agreement; (e) the employer portion of any employment, payroll or similar Taxes attributable to the amounts set forth in clauses (c) or (d); (f) 50% of all fees payable to the Escrow Agent pursuant to the Escrow Agreement; (g) 100% of the cost, fees and expenses of obtaining the D&O Tail Policy; (h) the R&W Insurance Policy Costs; and (i) any other amount expressly identified herein as a Company Transaction Expense. Notwithstanding the foregoing, Company Transaction Expenses shall exclude all amounts to the extent (i) paid off or settled in connection with Closing directly by the Seller or any of its Affiliates (excluding the Group Companies) without drawing on any funds of any Group Company or (ii) taken into account in the final determination of the Closing Working Capital or Indebtedness.

“Company 401(k) Plan” means the Oasis 401(k) Retirement Savings Plan, as adopted by Quintillion Subsea Operations, LLC.

“Confidentiality Agreement” has the meaning set forth in Section 5.3(a).

“Consent” means any consent, approval, authorization, exemption or waiver of any Person.

“Consulting Agreements” has the meaning set forth in the Recitals.

“Consumer Internet” has the meaning set forth in Schedule EO.

“Consumer Services” has the meaning set forth in Schedule EO.

“Contingent Stock Consideration” has the meaning set forth in Section 5.20(a).

“Continuing Arrangements” means the Related Party Contracts listed in Section 5.11(a) of the Disclosure Schedule.

“Continuing Employee” has the meaning set forth in Section 5.14(b).

“Contract” means any agreement, arrangement, commitment, contract, lease, license, easement, mortgage, indenture, promissory note or other evidence of Indebtedness, binding offer, purchase order or other legally binding arrangement, whether written or oral (including all amendments, waivers, renewals, extensions and modifications thereto).

“Control” (including, with correlative meanings, the terms “Controlling,” “Controlled”) means the possession, directly or indirectly, of the power or right to direct or cause the direction of management and policies of a Person through the ownership of voting securities or interests, by contract, or otherwise.

“Controlled Affiliates” of a Person (the “Subject”) means any other Person which, directly or indirectly, through one or more intermediaries, is controlled by the Subject. As used in this definition, “controlled” means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management or policies of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Cumulative Outage Repair Costs” means an amount equal to the third-party costs reasonably incurred (net of insurance proceeds received from the insurance policies obtained pursuant to Section 5.17(e)(iii)) by Purchaser, the Group Companies or their Affiliates between the Closing Date and December 31, 2030 to repair, in accordance with normal industry practice, the cause of any Fiber Outage associated with the Quintillion Fiber Network and Joint Fiber Assets to the condition (functional, physical and performance) such Fiber Network or Joint Fiber Assets, as applicable, were immediately prior to such Fiber Outage (such costs to include vessel operating costs, costs arising from post-repair burial or reburial, costs of components, materials and equipment to effect the repairs and all Taxes associated with the repairs), together with all standby repair ship expenses incurred during such period (the “Standby Repair Ship Expenses”) and all costs and expenses associated with purchasing temporary capacity on a Quintillion Starlink Community Gateway to restore end user customers during a Fiber Outage in excess of the Baseline Gateway Capacity Costs; provided, that if no Fiber Outage has occurred or is continuing during such period, the Cumulative Outage Repair Costs shall equal the Standby Repair Ship Expenses. Restoration shall be performed using materials and installation methods that are substantially equivalent in type, specification, capacity, and burial profile to those existing immediately prior to the Fiber Outage, subject to reasonable commercial availability. For the avoidance of doubt, the Cumulative Outage Repair Costs will not include any Network Hardening Costs or Enhancement Costs. “Enhancement Costs” means costs associated with improving the capacity, performance, technology or economic value of the Fiber Network or Joint Fiber Assets beyond the condition prior to the Fiber Outage. “Hardening Costs” means costs associated with increasing the durability, protection or resilience of the Fiber Network or Joint Fiber Assets beyond the condition prior to the Fiber Outage.

“Current Assets” means, with respect to the Group Companies as of the Closing Date, those line items classified as “Current Assets” as set forth on the Illustrative Working Capital Statement attached hereto as Exhibit D, and as determined in accordance with the Accounting Principles.

“Current Liabilities” means, with respect to the Group Companies as of the Closing Date, those line items classified as “Current Liabilities” as set forth on the Illustrative Working Capital Statement attached hereto as Exhibit D, and as determined in accordance with the Accounting Principles.

“Dalton Fiber” means the Group Companies’ terrestrial fiber network along the Dalton Highway.

“Dalton Highway” means that certain industrial road extending from its southern terminus in Fairbanks, Alaska to its northern terminus in Deadhorse, Alaska.

“Damages” means all losses, damages, judgments, fines, penalties, costs and expenses (including reasonable costs of investigation, defense or settlement, court costs and reasonable and documented fees and expenses of attorneys and other professionals), claims, awards, assessments, charges, Taxes or other liabilities whatsoever, whether contractual, tortious, statutory or otherwise, suffered, sustained, paid or incurred by a Person, including in connection with any Action, whether involving a claim brought by a Governmental Authority, a Third Party Claim, or a claim solely among the parties hereto. For clarity, this definition is not intended and shall not be used in relation to or in respect of any breach of a representation or warranty in this Agreement for purposes of the R&W Policy.

“DAS Services” has the meaning set forth in Schedule EO.

“Debt Documentation” means those certain documents related to the Upfront Debt Financing.

“Debt Payoff Letters” has the meaning set forth in Section 2.5(m).

“Designated Individual” has the meaning set forth in Treasury Regulation Section 301.6223-1(b)(3) (or any analogous provision of state, local or foreign Law).

“Direct Sold Services” has the meaning set forth in Schedule EO.

“Disclosure Schedules” means the written disclosure schedules delivered by the Seller to Purchaser concurrently with the execution and delivery of this Agreement dated as of the date hereof.

“Dispute” has the meaning set forth in Section 2.8(b).

“Dispute Period” has the meaning set forth in Section 2.8(b).

“Downlink Services” has the meaning set forth in Schedule EO.

“D&O Indemnitees” has the meaning set forth in Section 5.22(b).

“D&O Tail Policy” has the meaning set forth in Section 2.5(l).

“Earn-out Accountant” means PricewaterhouseCoopers LLP, or if PricewaterhouseCoopers LLP is not available for such engagement or at the time of such proposed engagement is no longer independent with respect to Purchaser and the Seller, such other internationally recognized independent certified public accounting firm reasonably agreed to by Purchaser and the Seller.

“Earn-out Disputed Item” has the meaning set forth in Section 5.17(c)(iv).

“Earn-out Objection Date” has the meaning set forth in Section 5.17(c)(iv).

“Earn-out Objection Notice” has the meaning set forth in Section 5.17(c)(iv).

“Earn-out Payments” has the meaning set forth in Section 5.17(a).

“Earn-out Statement” has the meaning set forth in Section 5.17(c)(ii).

“Earn-out Years” has the meaning set forth in Section 5.17(b)(ii).

“Easement” means any easement, right of way, access right, license or similar right over real property granted to or otherwise being in favor of a Group Company.

“End Date” has the meaning set forth in Section 7.1(b).

“Environmental Law” means any Law related to pollution, to the protection, remediation or restoration of the environment, threatened, endangered or otherwise protected species, migratory birds, flora or fauna, or natural resources, to the presence, use, storage, transportation, disposal or Release of Hazardous Substances or to the assessment of environmental impacts.

“Equity Commitment Letter” has the meaning set forth in the Recitals.

“Equity Financing Source” means GCOF III.

“Equity Securities” of any Person means any and all equity interests, shares of capital stock, warrants or options of such Person, and all securities exchangeable for or convertible or exercisable into, any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Wells Fargo Bank, N.A., or such other escrow agent as the parties may mutually agree.

“Escrow Agreement” means an escrow agreement to be entered into on the Closing Date by Purchaser, the Seller and the Escrow Agent, in customary form and mutually agreed by Purchaser, the Seller and the Escrow Agent, acting reasonably and in good faith, pursuant to which the Purchase Price Escrow Account will be established and administered.

“Estimated Closing Working Capital” has the meaning set forth in Section 2.4(a)(i).

“Estimated Indebtedness” has the meaning set forth in Section 2.4(a)(i).

“Estimated NTHE Reimbursable Amount” means $50,000,000 minus the amount by which the Projected NTHE CapEx exceeds $50,000,000; provided, that in no event shall the Estimated NTHE Reimbursable Amount be less than $0.

“Estimated NTHE Reimbursement” has the meaning set forth in Section 5.16(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Exchange Act Report” has the meaning set forth in Section 5.10.

“FCC” means the U.S. Federal Communications Commission or any successor Governmental Authority.

“FCC Consents” means any approvals, waivers and authorizations required to be obtained from, and notices required to be provided to, the FCC pertaining to the transactions contemplated by this Agreement.

“Fiber” means a strand or strands of optical fiber.

“Fiber Outage” means any interruption of communications or the provision of data connectivity services on Fiber.

“Final Allocation” has the meaning set forth in Section 5.9(g)(iii).

“Final Closing Payment Amount” has the meaning set forth in Section 2.8(d).

“Final Earn-out Payment” has the meaning set forth in Section 5.17(b)(ii).

“Final Earn-out Statement” has the meaning set forth in Section 5.17(c)(iv).

“Final Earn-out Year” has the meaning set forth in Section 5.17(b)(ii).

“Final NTHE CapEx” means the total NTHE CapEx actually incurred prior to the NTHE System RFS; provided, that for purposes of this calculation, the maximum amount of NTHE CapEx incurred prior to the Closing shall be $50,000,000 and any NTHE CapEx incurred prior to the Closing in excess of such maximum amount shall be disregarded.

“Final NTHE Reimbursable Amount” means $50,000,000 minus the amount by which the Final NTHE CapEx exceeds $50,000,000; provided, that in no event shall the Final NTHE Reimbursable Amount be less than $0.

“Final NTHE Reimbursement” has the meaning set forth in Section 5.16(f).

“Financial Statements” means the Audited Financial Statements and the Unaudited Financial Statements.

“Financing” has the meaning set forth in Section 5.12(a).

“Fraud” means, with respect to any Person, such Person’s intentional fraud as defined under common law of the Laws of the State of Delaware (including the element of scienter) with respect to the making of the representations and warranties set forth in this Agreement. For the avoidance of doubt, “Fraud” expressly excludes any claim for equitable fraud, promissory fraud, unfair dealing fraud, constructive fraud or any tort based on recklessness or negligence.

“Freely Tradeable Shares” means shares of GCI Common Stock that, at the time of issuance thereof, (a) are duly authorized, validly issued, fully paid and non-assessable, (b) are not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law (except in each case for any restriction on transfer of securities pursuant to applicable securities Laws), Purchaser Parent’s organizational documents, or any material Contract to which Purchaser Parent is a party or is otherwise bound, (c) are of a class that is listed on Nasdaq and (d) are, or, subject to the terms of the Registration Rights Agreement, will become, the subject of an effective registration statement under the Securities Act that relates to the resale thereof by each of the recipients of Contingent Stock Consideration or their successors in interest, or may be sold by such person without any further holding period, limitation or condition (including any current public information requirement) pursuant to Rule 144 under the Securities Act.

“Funded Indebtedness” means, without duplication, any Indebtedness (other than those described in clauses (e), (f) and (n) of the definition of Indebtedness) of the Group Companies, including the Company Credit Facility, any other Indebtedness of the Group Companies permitted to be incurred under Section 5.1 and the Upfront Debt Financing (including any cash interest or payment-in-kind interest accrued thereon).

“Future Communities” has the meaning set forth in the Network Expansion Agreement.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time.

“GCI Common Stock” means Purchaser Parent’s Series C GCI Group Common Stock, par value $0.01 per share (or any securities issued in exchange or in substitution for Purchaser Parent’s Series C GCI Group Common Stock; provided, that, such substitute common stock is listed on a national securities exchange in the United States).

“GCOF III” means Grain Communications Opportunity Fund III Master, L.P., a Delaware limited partnership.

“General Enforceability Exceptions” has the meaning set forth in Section 3.2.

“Government Official” means any public or elected official or officer, employee (regardless of rank), or person acting on behalf of a national, regional, provincial, local or foreign government, including a department, agency, instrumentality, state-owned or state-controlled company, public international organization (such as the United Nations or World Bank), or political party, party official or any candidate for political office, whether in a paid or unpaid position.

“Governmental Authority” means any national, federal, state, municipal, tribal local, regional or foreign government; international authority (including, in each case, any central bank or fiscal, Tax or monetary authority); governmental agency, authority, division, or department; the government of any prefecture, state, province, country, municipality or other political subdivision thereof; and any governmental body, authority, board or commission, or any instrumentality or officer acting in an official capacity of any of the foregoing, including any court, arbitral tribunal or committee exercising any executive, legislative, judicial, taxing, regulatory or administrative functions of government or any quasi-governmental or regulatory authority, body or entity.

“Grant Agreements” has the meaning set forth in Section 3.27(c).

“Grant Documents” means, with respect to any Broadband Grant, all notices of award, Grant Agreements (including any standard terms and conditions), program regulations and funding opportunity announcements incorporated by reference, award modifications or amendments, special conditions, post award guidance, drawdown records, performance and financial reports, material correspondence with the awarding Governmental Authority, and all certifications, audits, and filings required thereby.

“Gross Revenue” has the meaning set forth in Schedule EO.

“Gross Revenue Threshold” means (i) with respect to the Initial Earn-out Year if Closing occurs in the calendar year 2027, (A) $60,000,000 multiplied by (B) the number of calendar months (including any partial month, which shall be prorated) between the Closing Date and the end of such calendar year, divided by twelve, and (ii) with respect to each Earn-out Year (other than the Initial Earn-out Year if Closing occurs in the calendar year 2027), $60,000,000.

“Group Company” or “Group Companies” has the meaning set forth in the Recitals.

“Group Company Confidential Information” has the meaning set forth in Section 5.3(a).

“Hazardous Substance” means any substance, waste, contaminant or material that is listed, defined, designated, classified or regulated as hazardous, radioactive or toxic, or as a pollutant or contaminant, under or pursuant to any Environmental Law and includes petroleum, including crude oil or any fraction thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Hybrid Resold Service” has the meaning set forth in Schedule EO.

“Included Communities” has the meaning set forth in the Network Expansion Agreement.

“Indebtedness” means with respect to any Person and without duplication, all obligations (if any) of such Person, whether contingent or otherwise: (a) outstanding principal of and premium, and costs, charges, agent fees, penalties and all accrued and unpaid interest in respect of indebtedness for borrowed money, (b) obligations evidenced by notes, bonds, debentures, debt securities or similar instruments whether convertible or not, including those incurred in connection with the acquisition of property, assets or businesses, (c) all obligations under interest rate or currency swap transactions (including the cost of unwinding and settling such transactions in connection with Closing), (d) any obligations of any member of the Group Companies for or on account of any leases of the Group Companies classified as finance leases that are required to be capitalized in accordance with GAAP, (e) any deferred purchase price of property or services (including “holdback”, “earn-out” or similar payments), (f) dividends or distributions declared and payable but unpaid, (g) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (f) above, (h) all obligations with respect to any letter of credit (solely to the extent drawn) or letter of guaranty (excluding any guaranty required by any Broadband Grant), surety bonds, bank guarantees, bankers’ acceptance or similar instrument, (i) all obligations of any type referred to in clauses (a) through (h) above of any other Person secured (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person or any of its Subsidiaries) excluding any Lien related to any Broadband Grant, (j) all make-whole payments, redemption or prepayment premiums or penalties with respect to any of the foregoing, (k) insurance premium financing liabilities, measured in accordance with GAAP, (l) accrued but unpaid bonuses and commissions (inclusive of all payroll tax and employment tax burden), (m) any liabilities related to capital expenditures (other than those capital expenditures in connection with the Utqiagvik Expansion Ground Station that have been included in the UEGS CapEx Adjustment as a capital expenditure incurred by the Group Companies prior to Closing), measured in accordance with GAAP, and (n) (i) the unfunded or underfunded portion of any pension, deferred compensation, retiree health and welfare, termination indemnities, gratuity or other post-employment Company Plan, inclusive of any settlement obligations that remain unpaid at Closing, and (ii) outstanding severance obligations, and, in the case of each of sub clauses (i) and (ii), the employer portion of any payroll, employment or similar Taxes payable with respect thereto. For the avoidance of doubt, “Indebtedness” shall (A) include the Company Credit Facility and (B) exclude any item to the extent (1) taken into account in the final determination of Closing Working Capital or Company Transaction Expenses or (2) repaid in advance of Closing. Notwithstanding anything in this Agreement to the contrary, the balance of the Upfront Debt Financing (including any cash interest or payment-in-kind interest accrued thereon) shall be deemed Indebtedness of the Group Companies for purposes of this Agreement.

“Indemnified Party” has the meaning set forth in Section 8.6(a).

“Indemnifying Party” has the meaning set forth in Section 8.6(a).

“In-Field Fiber” means the Group Companies’ terrestrial fiber network on the North Slope of Alaska as existing on the date of this Agreement, other than the Dalton Fiber.

“Initial Earn-out Disputed Item” has the meaning set forth in Section 5.17(c)(i)(B).

“Initial Earn-out Report” has the meaning set forth in Section 5.17(c)(i)(A).

“Initial Earn-out Statement” has the meaning set forth in Section 5.17(c)(i)(A).

“Initial Earn-out Year” has the meaning set forth in Section 5.17(b)(i)(A).

“Intellectual Property” means, collectively, all intellectual property and other similar proprietary rights, whether registered or unregistered, protected, created or arising under the Laws of any jurisdiction or under any international convention, including such rights in and to the following (i) patents and patent applications, including continuations, divisions, continuations-in-part, reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing, (ii) trademarks, service marks, brand names, logos and domain names, (iii) copyrights and any other intellectual property in works of authorship, and all registrations, applications, renewals, extensions and reversions of any of the foregoing, (iv) trade secrets and confidential information that is protectable under the Laws of any jurisdiction by the right to limit the disclosure thereof and (v) intellectual property rights in software.

“Interim Earn-out Year” has the meaning set forth in Section 5.17(b)(i)(B).

“Interim Period” has the meaning set forth in Section 5.1(a).

“IRS” means the U.S. Internal Revenue Service.

“IRU” has the meaning set forth in the definition of “Material Network Agreements” in this Section 1.1.

“IT Assets” means any and all computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, in each case, (i) owned by any Group Company or (ii) exclusively leased to and controlled by any Group Company.

“Joint Committee” has the meaning set forth in Section 5.17(f)(i).

“Joint Fiber Assets” has the meaning set forth in the Network Expansion Agreement.

“Knowledge of the Seller” (or any formulation herein expressly referencing “knowledge” of the Seller) means, as to a particular matter, the actual knowledge of those individuals set forth in Section 1.1(d) of the Disclosure Schedule, after due inquiry by such individuals of their direct reports.

“Late Customer Amount” has the meaning set forth in Section 5.17(b)(i)(D).

“Law” means any statute, law, treaty, ordinance, regulation, rule, code or other requirement of a Governmental Authority, or any Order issued by any Governmental Authority with jurisdiction.

“Law Firms” means Morgan, Lewis & Bockius LLP, Alston & Bird LLP, and Akin Gump Strauss Hauer & Feld LLP.

“Lease” means each lease, sublease, license or other agreement for the use and occupancy of real property, including any applicable amendments thereto or guarantees thereof (other than Material Easement Agreements).

“Leased Property” has the meaning set forth in Section 3.18(b).

“Licensed Intellectual Property” means the Intellectual Property that is owned by another Person and that any Group Company uses in the Business.

“Lien” means any mortgage, lien, pledge, charge, hypothecation, claim, encroachment, easement, real property title defect, adverse claim, option, right of first refusal, security interest or encumbrance of any kind.

“Market Disruption Event” means (a) a failure by Nasdaq to open for trading during its regular trading session, (b) the occurrence or existence, prior to 1:00 p.m., New York City time, on any trading day on which Nasdaq is open for trading, of any suspension or limitation on trading (by reason of movements in price exceeding limits permitted by Nasdaq or otherwise) in GCI Common Stock or in any options contracts or futures contracts relating to GCI Common Stock for more than one half-hour period in the aggregate during such trading day or (c) any event that disrupts or impairs (as determined by Purchaser in its reasonable discretion) the ability of market participants during any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day in general to effect transactions in, or obtain market values for, GCI Common Stock on Nasdaq or to effect transactions in, or obtain market values for, options contracts relating to GCI Common Stock on Nasdaq.

“Material Adverse Effect” means any change, event, circumstance, development, state of facts, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have (a) a material adverse effect on the condition (financial or otherwise) or business of the Group Companies, taken as a whole, or (b) a material adverse effect on the ability of the Seller to perform its obligations under this Agreement and the other Transaction Agreements or that would prevent, materially impede or delay the consummation by the Seller of the transactions contemplated hereby or thereby; provided, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: (i) general economic or political conditions or conditions in the financial, credit or securities markets (including changes in interest or currency exchange rates or the price of any commodity, security or market index); (ii) acts of God, natural or manmade disasters, cable cuts, epidemic, pandemic, or disease outbreak, terrorism, hostilities, sabotage, war or any escalation or worsening of acts of terrorism, hostilities or war; (iii) any event, development, effect, fact or change generally affecting any of the industries in which the Group Companies operate; (iv) changes in legal or regulatory conditions, including any enactment of, change in, or change in interpretation of, applicable Law or in GAAP or applicable accounting standards; (v) the announcement, pendency or consummation of the transactions contemplated hereby or the identity of Purchaser or any of its Affiliates, including any actual or potential loss or impairment of any Contract or any loss or potential loss of any customer, supplier, landlord, employee or other business due to the foregoing in this clause (v); (vi) any failure, in and of itself, of any Group Company to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings predictions or other financial performance measures or operating statistics (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise described in this proviso may be taken into account in determining whether a Material Adverse Effect has occurred); or (vii) any action or omission (A) pursuant to, or required by, the express terms of this Agreement or (B) at the prior written request of or with the prior written consent of Purchaser; provided that any effect arising out of or resulting from any change or event referred to in clauses (i)-(iv) above may be considered when determining whether there has been a Material Adverse Effect to the extent such change or event has a materially disproportionate impact on the Group Companies, taken as a whole, compared to other companies that operate in the industries in the U.S. Arctic region and the State of Alaska in which the Group Companies operate.

“Material Consents” has the meaning set forth in Section 5.4.

“Material Contract” has the meaning set forth in Section 3.17(a).

“Material Customers” has the meaning set forth in Section 3.31(a).

“Material Easement Agreement” means any Contract under which a Group Company is granted an Easement, the absence of which would materially affect the ability of the Group Companies to operate all or part of the Network.

“Material Network Agreements” means each of the following that involves annual payment by or to any Group Company in excess of $100,000: (a) indefeasible-right-of-use (“IRU”), lease, license or similar right to use dark or lit Fiber (including any spectrum therein) to which a Group Company is a recipient of the IRU, lease, license or similar right; (b) underlying right, Easement, right-of-way, license, pole attachment agreement, approval occupancy right, permit, colocation or any similar right or agreement in relation to the Network Infrastructure owned or operated by a Group Company or permitting or requiring the laying, building operation or installation of, or the right to maintain and to keep installed any part of the Network Infrastructure (the rights described in clauses (a) and (b), the “Network Underlying Rights”); (c) other than Network Underlying Rights, each franchise agreement or similar agreement under which the Company is authorized or permitted to place, keep or otherwise locate any part of the Network Infrastructure in or on public property owned or otherwise held by a municipality or similar Governmental Authority, but for clarity excluding business licenses and construction Permits; (d) each agreement under which any material part of the Network is serviced, maintained or purchased; and (e) each amendment, modification or supplement to the agreements described in (a) through (d).

“Material Permit” has the meaning set forth in Section 3.15(a).

“Material Suppliers” has the meaning set forth in Section 3.31(b).

“Measurement Price” means the average of the daily volume weighted average sales price per share of GCI Common Stock on Nasdaq, as such daily volume weighted average sales price per share is displayed under the heading “Bloomberg VWAP” on Bloomberg page “GLIBK.US” (or (a) its equivalent successor if such page is not available or (b) if securities are issued in exchange or in substitution for the GCI Common Stock, the daily volume weighted average sales price per share of such securities on the principal exchange upon which such securities are traded as quoted on Bloomberg), rounded to four decimal places, in respect of the period from the scheduled opening of trading until the scheduled close of trading of the primary trading session and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, for the ten Trading Days after the filing with the SEC of Purchaser Parent’s Annual Report on Form 10-K (or successor form) for the year ending December 31, 2030.

“Nasdaq” means the Nasdaq Stock Exchange, or any other national securities exchange on which the GCI Common Stock is listed at such time.

“Net Capital Costs” has the meaning set forth in Schedule EO.

“Network” has the meaning set forth in Section 3.26(a).

“Network Expansion Agreement” means that certain Amended and Restated Network Expansion and Cost Sharing Agreement, dated as of January 7, 2025, by and between Quintillion Subsea Operations, LLC and GCI Communication Corp., as amended by that certain Amendment No. 1 to the Amended and Restated Network Expansion and Cost Sharing Agreement, effective as of January 23, 2026, by and between Quintillion Subsea Operations, LLC and GCI Communication Corp.

“Network Fiber” means all Fiber in which a Group Company holds an ownership (including equitable or beneficial), leasehold, license or IRU interest.

“Network Infrastructure” means all infrastructure and equipment owned, operated, managed, or used by or on behalf of any of the Group Companies and which relate to or are used to operate, support or maintain the Network, including all Fiber, pipes, cables, conduits, ducts, subducts, vaults, manholes, handholes, splice chambers, cable landing stations and related infrastructure, fronthaul and backhaul facilities, amplification sites, repeaters and all equipment relating to any of the foregoing.

“Network Underlying Rights” has the meaning set forth in the definition of “Material Network Agreements” in this Section 1.1.

“Nome-to-Homer Express Route” means the subsea and terrestrial fiber network currently under construction by, or on behalf of, the Group Companies extending from Nome to Homer with breakouts in Emmonak, Naknek, and Igiugig, as described in greater detail in the Projected CapEx Schedule.

“Norton Sound Grant Project” means the project to build terrestrial telecommunications infrastructure to and in the communities of Diomede, Elim, Golovin, Koyuk, Shaktoolik, Stebbins, St. Michael, Unalakleet, Wales, and White Mountain funded by two grants awarded under the United States Department of Agriculture Rural Utility Service’s ReConnect Loan and Grant Project, Round 4 to Mukluk Telephone Company, Incorporated and Interior Telephone Company.

“NTHE CapEx” means the aggregate amount of capital expenditures incurred by the Group Companies on the Nome-to-Homer Express Route that qualify as eligible expenses under the NTIA Middle Mile Program, minus any grant funds received under the NTIA Middle Mile Program. For purposes of the calculation of NTHE CapEx, the aggregate amount of capital expenditures incurred by the Group Companies shall be determined on an accrual basis to the extent the associated liability is taken into account in determining the Closing Indebtedness or Closing Working Capital. For the avoidance of doubt, NTHE CapEx does not include any in-kind contributions by the Group Companies under the NTIA Middle Mile Program.

“NTHE Final Statement” has the meaning set forth in Section 5.16(f).

“NTHE Initial Statement” has the meaning set forth in Section 5.16(b).

“NTHE Initial True-up” has the meaning set forth in Section 5.16(e).

“NTHE Purchaser Adjustment” has the meaning set forth in Section 5.16(h).

“NTHE Seller Adjustment” has the meaning set forth in Section 5.16(h).

“NTHE System RFS” means ready for service (or equivalent milestone as understood in the telecommunications industry) with respect to all segments (subsea and terrestrial) of the Nome-to-Homer Express Route so as to enable the transmission of third-party data connectivity services on such network on a commercial basis.

“NTIA Middle Mile Program” means the grant program established by the National Institute of Standards and Technology, servicing for the Telecommunications and Information Administration, pursuant to which QSH Parent Holdco, LLC was awarded a Broadband Grant (Award No: 02-40-MM503) to extend fiber from Nome to Homer.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, writ, judgment, resolution, injunction, decree or award entered by or with any Governmental Authority.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business, consistent with past practices of such Person. For the avoidance of doubt, “Ordinary Course of Business” with respect to the Group Companies shall include activities and expenditures consistent with the budgeted capital expenditures set forth on Section 3.29 or Section 3.30 of the Disclosure Schedule.

“Outage Insurance Costs” has the meaning set forth in Section 5.17(e)(iii).

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by any Group Company.

“Panel” has the meaning set forth in Section 5.17(c)(v)(B).

“Partnership Representative” has the meaning set forth in Section 6223 of the Code and the Treasury Regulations thereunder (or any analogous provision of state, local or foreign law).

“party” and “parties” has the meaning set forth in the Preamble.

“Permits” has the meaning set forth in Section 3.15(a).

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances on real property that do not, individually or when aggregated with other Permitted Liens affecting such real property, detract in any material respect from the value of the real property or interfere in any material respect with the use by the Group Companies of such real property as currently used or as otherwise necessary for the conduct of the Business; provided, however, that in no event shall (i) any liens or encumbrances securing any monetary indebtedness or (ii) any preferential rights or options granted to third parties to purchase such real property (or any portion thereof or interest therein) be deemed “Permitted Liens” pursuant to this clause (a); (b) statutory liens for any Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and in each case, for which adequate reserves have been established in accordance with GAAP and reflected in the Financial Statements, (c) mechanics’, carriers’, workers’, repairmen’s and similar Liens arising or incurred in the Ordinary Course of Business by the operation of law securing payments not yet due or payable or being contested in good faith by appropriate proceedings and in each case, for which adequate reserves have been established in accordance with GAAP and reflected in the Financial Statements or bonded over in accordance with applicable Laws, (d) zoning, entitlement and other land use and environmental regulations that do not, individually or when aggregated with other Permitted Liens affecting the real property affected thereby, detract in any material respect from the value of such real property or interfere in any material respect with the use by the Group Companies of such real property as currently used or as otherwise necessary for the conduct of the Business, (e) liens securing debt that will be released at Closing, (f) in respect of any Leased Property, title of the lessor under the applicable operating lease, (g) Liens arising or incurred in connection with grants awarded by the United States Department of Agriculture Rural Utility Service and disclosed on Section 1.1(e) of the Disclosure Schedule, (h) Liens securing any obligations of the Group Companies under any letters of credit required in connection with any grant program administered by a Governmental Authority and disclosed on Section 1.1(e) of the Disclosure Schedule, (i) non-exclusive licenses entered into by any Group Company in the Ordinary Course of Business and (j) Liens disclosed on Section 1.1(e) of the Disclosure Schedule; to the extent, with respect to clause (c), that such liens are not, individually or in the aggregate, material to the business of the Group Companies, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, unlimited liability company, limited liability partnership, joint venture, person, trust, association, organization or any other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Information” means any data that constitutes personal information, personally identifiable information or “Personal Information” under applicable Law as well as data that identifies or can be used to identify individuals either alone or in combination with other information which is in the possession of any Group Company, including an individual’s name, address, phone number, username and password, social security number or other government-issued number, financial account number, date of birth, email address, Internet Protocol (IP) address, or other health information or account information, or any other information that can be used to contact someone or serve them with information online or offline (including identifiers used to engage in interest based advertising), or other information that is regulated by one or more Privacy Laws.

“Post-Closing Statement” has the meaning set forth in Section 2.8(a).

“Post-Closing Tax Period” means a Tax period both beginning and ending after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Statement” has the meaning set forth in Section 2.4(a)(i).

“Pre-Closing Tax Period” means a Tax period ending on or prior to the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Prevailing Time” means the local time then prevailing in the specified jurisdiction, as adjusted for daylight saving time when applicable.

“Privacy Laws” has the meaning set forth in Section 3.24(k).

“Projected CapEx Schedule” has the meaning set forth in Section 3.29.

“Projected NTHE CapEx” means the Seller’s good faith estimate, as of the Closing, of the total NTHE CapEx required to achieve the NTHE System RFS; provided, that for purposes of this calculation, the maximum amount of NTHE CapEx incurred prior to the Closing shall be $50,000,000 and any NTHE CapEx incurred prior to the Closing in excess of such maximum amount shall be disregarded.

“Purchase Price” means the Final Closing Payment Amount, plus the Final NTHE Reimbursement, plus the dollar value of all Earn-out Payments made by Purchaser to the Seller, plus all other amounts that are payable to the Seller pursuant to this Agreement.

“Purchase Price Escrow Account” means the account established with the Escrow Agent pursuant to the Escrow Agreement to hold the Purchase Price Escrow Amount.

“Purchase Price Escrow Amount” means $4,000,000.

“Purchased Securities” has the meaning set forth in the Recitals.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Adjustment Amount” has the meaning set forth in Section 2.8(f).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization; Enforceability), and Section 4.6 (Brokers).

“Purchaser Indemnitees” has the meaning set forth in Section 8.2.

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or the other Transaction Agreements, or that would prevent, materially impede or delay the consummation by Purchaser of the transactions contemplated hereby or thereby.

“Purchaser Parent” has the meaning set forth in the Preamble.

“Purchaser Parent SEC Documents” has the meaning set forth in Section 4.8(a).

“Quintillion Fiber Network” means the Group Companies’ operational network as of the date hereof together with the Nome-to-Homer Express Route.

“Quintillion Starlink Community Gateways” means the Starlink Community Gateways constructed and owned by the Group Companies in Utqiagvik, Alaska and Nome, Alaska.

“Quintillion-Served Community” means the following communities:

(i)             Utqiagvik;

(ii)            Point Hope;

(iii)           Wainwright;

(iv)           Kotzebue;

(v)            Nome;

(vi)           Naknek, following the NTHE System RFS;

(vii)          Igiugig, following the NTHE System RFS;

(viii)         Included Communities; and

(ix)            Future Communities.

“R&W Insurance Policy Costs” has the meaning set forth in Section 5.21(c).

“R&W Policy” has the meaning set forth in Section 5.21(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substance).

“Released Purchaser Person” has the meaning set forth in Section 9.13.

“Releasing Seller Person” has the meaning set forth in Section 9.13.

“Registered Intellectual Property Rights” means active (i) patents and patent applications, (ii) registered trademarks, service marks or logos and applications therefor; (iii) domain names, and (iv) copyright registrations and applications therefor, in each case owned by any Group Company.

“Registration Rights Agreement” has the meaning set forth in Section 5.20(d).

“Registration Statement & Prospectus” has the meaning set forth in Section 5.10.

“Regulatory Fees” means all regulatory fees, charges (including any universal service fund or equivalent charge) or commissions applied or charged by any Governmental Authority in connection with, or related to, the Business or any service provided by any of the Group Companies.

“Related Parties” means, with respect to a Person, such Person and any of its Affiliates, and each of their respective current directors, officers and general partners; provided that in the case of the Group Companies, the term “Related Party” shall include any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and Rule 16a-1 of the Exchange Act) of any current director, officer or employee of either Seller or the Group Companies.

“Related Party Contract” means any Contract, transaction or other business dealing between any one or more Group Companies, on the one hand, and any one or more of the Seller or any of its Affiliates (other than a Group Company), on the other hand.

“Reports” has the meaning set forth in Section 3.15(e).

“Representative” means, with respect to any Person, its officers, directors, employees, financial advisors, attorneys, accountants, actuaries, consultants and other agents, advisors and representatives acting on behalf of such Person.

“Representation Letter” has the meaning set forth in Section 5.20(f).

“Reserve Capacity” means the minimum available contracted bandwidth and pricing tier required to reserve at least 5Gbps of standby capacity, or the then available most comparable tier for serving the Quintillion Starlink Community Gateways.

“Resold Services” has the meaning set forth in Schedule EO.

“Restricted Cash” means any Cash that is not freely usable by the Group Companies because it is subject to restrictions, limitations or the imposition of Taxes on use or distribution by law or Contract, including deposits to secure a liability or obligation of the Group Companies, cash collateralizing any liability or obligation, cash in reserve or escrow accounts, custodial cash and cash subject to a lockbox, dominion, control or similar agreement. Restricted Cash shall also include any balances that should be considered restricted cash under GAAP.

“Revenue” means end user plan fees, usage charges, and activation charges, less any discounts, refunds, and end-user account-level or service-level credits, as recognized in accordance with GAAP and subject to the adjustments thereto specified on Schedule EO. For the avoidance of doubt, Revenue does not include any non-discretionary pass-through charges (e.g., state, federal, or local taxes, Alaska Connect Fund, Federal Communications Commission fees and contributions to federally mandated funds, and other governmental or regulatory charges), equipment sales, accessories sales, handset insurance fees, deferred liabilities arising from grants, IRU arrangements, or leases that are run through revenues over time or late fees.

“Reverse Termination Fee” has the meaning set forth in Section 7.2(b).

“Review Period” has the meaning set forth in Section 2.8(b).

“Rules of Arbitration” has the meaning set forth in Section 5.17(c)(v).

“Sanctions Laws” means economic or financial sanctions, embargoes laws, regulations, embargoes or restrictive measures imposed, administered or enforced from time to time by the U.S. government, including those administered by OFAC, the U.S. Department of Treasury or the U.S. Department of State.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Security Breach” means any breach, security breach, breach of Personal Information and all similar terms as defined under any relevant Law.

“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification or destruction of any Personal Information or IT Asset.

“Seller” has the meaning set forth in the Preamble.

“Seller Adjustment Amount” has the meaning set forth in Section 2.8(e).

“Seller Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization; Enforceability), Section 3.3(a) (No Conflicts; Consents and Approvals), Section 3.4 (Governmental Filings), Section 3.5 (Ownership of Purchased Securities), Section 3.6 (Brokers), Section 3.7(a) through (c) (Organization and Good Standing; Qualification), and Section 3.8 (Capital Structure).

“Seller Indemnitees” has the meaning set forth in Section 8.3.

“Seller Return” has the meaning set forth in Section 5.9(a)(i).

“Separation Agreements” has the meaning set forth in Section 2.5(g).

“Service Provider” means any employee, non-employee director or individual independent contractor of any Group Company.

“SLI Grant Project” means the project to build a hybrid fiber and satellite network to and in the communities of Gambell and Savoonga on St. Lawrence Island that is the subject of a pending grant application under the Alaska Broadband Grant Program, a state program to distribute funds from the National Telecommunications and Information Administration’s Broadband, Equity, Access, and Deployment Program (“BEAD Program”).

“Specified Debt Payoff Amount” means the amount necessary to pay in full all obligations (including outstanding unpaid principal and unpaid interest) under the Funded Indebtedness as of the Closing.

“Specified Matters” has the meaning set forth in Schedule 8.2.

“State Regulator” means any state public service commission or state public utility commission or similar Governmental Authority regulating telecommunications, including any state, local, municipal or tribal Governmental Authority that may be acting as a local franchising authority.

“Statement of Objections” has the meaning set forth in Section 2.8(b).

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any specified Person any: (a) corporation, more than 50% of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person; and (b) partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than 50% of the equity economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such partnership, joint venture, association or other entity.

“Survival Expiration Date” has the meaning set forth in Section 8.1(b).

“Target Working Capital” means negative $1,433,000.

“Tax Allocation Assets” has the meaning set forth in Section 5.9(f).

“Tax Return” means any return, declaration, election, report, claim for refund, information return, certificate, bill, statement or other written information filed or required to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any Tax sharing, allocation, indemnification, reimbursement, receivables or similar agreement or other Contract that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (other than a Contract entered into in the Ordinary Course of Business and that is not primarily related to Taxes). For the avoidance of doubt, the term “Tax Sharing Agreement” shall not include the operating agreement or other organizational documents of a Group Company.

“Taxes” means (a) any United States, foreign, federal, state, national, municipal, county, local or other income, profits, franchise, gross receipts, environmental, customs, duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, transfer, property, capital gains, withholding, excise, value added, occupancy or other taxes, and any fees, assessments, levies, or other charges in the nature of a tax, and any unclaimed property or escheat obligations, in each case together with all interest, penalties, and additions with respect to such amounts, whether disputed or not; and (b) any liability for any item described in clause (a) as a result of being or having been a member of an affiliated, aggregate, combined, consolidated, unitary or similar group (including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar provision of state or local Law), as a transferee or successor (whether by merger, conversion, liquidation or otherwise), pursuant to any contractual obligation or otherwise.

“Taxing Authority” shall mean the IRS and any other Governmental Authority exercising any authority to impose, regulate, collect or administer the imposition of Taxes.

“Team Telecom” means the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, as established under Executive Order No. 13913 issued April 4, 2020, including any Members or Committee Advisors of such Committee acting in their individual capacities pursuant to such Executive Order.

“Telecom Regulatory Authorizations” has the meaning set forth in Section 3.15(b).

“Terminated Agreements” has the meaning set forth in Section 5.11(a).

“Third Party Claim” has the meaning set forth in Section 8.6(a).

“Trading Day” means a day on which Nasdaq is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

“Transaction Agreements” means this Agreement, the Escrow Agreement, the Debt Documentation, the Registration Rights Agreement and all other agreements, instruments, and documents delivered or required to be delivered by any party pursuant hereto or thereto.

“Transaction Dispute” has the meaning set forth in Section 9.6(a).

“Transfer Taxes” means any sales, use, value added, excise (other than, for the avoidance of doubt, excise taxes under Section 409A of the Code and similar Taxes), stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar Tax or similar fee, including any interest, addition to Tax or penalties related thereto, incurred in connection with the transactions contemplated hereby.

“Tribunal” has the meaning set forth in Section 9.6(d).

“UEGS CapEx Adjustment” means the greater of (i) $7,000,000 or such other amount as may be mutually agreed in writing by the Seller and Purchaser minus the aggregate amount of capital expenditures incurred by the Group Companies prior to Closing in connection with the Utqiagvik Expansion Ground Station and (ii) $0; provided, that if either (A) the Seller does not make the UEGS Election, or (B) the Seller has prior to Closing completed development of the Utqiagvik Expansion Ground Station consistent with the plan of development attached as Annex C to Schedule EO, the UEGS CapEx Adjustment shall equal $0.

“UEGS Election” means written notice provided by Seller to Purchaser prior to Closing that Seller elects to develop the Utqiagvik Expansion Ground Station.

“Unaudited Financial Statements” means the unaudited consolidated statements of financial position, statements of profit or loss and other comprehensive income, statements of changes in equity, cash flows statements, and notes for the Group Companies as of and for the twelve-month period ended December 31, 2025.

“Updated Projected CapEx Schedule” has the meaning set forth in Section 5.19(a).

“Updated Projected CapEx Schedule Delivery Date” has the meaning set forth in Section 5.19(a).

“Upfront Debt Financing” means the debt financing in an amount up to $160,000,000 to be obtained by the Seller from Purchaser or one of its Affiliates.

“Upfront Debt Interest Distributions” means distributions from the Company to the Seller to service cash interest payments of the Seller to the Upfront Lender required in connection with the Upfront Debt Financing.

“Upfront Lender” means the lender under the Upfront Debt Financing.

“Upload Deadline” has the meaning set forth in Section 9.17(b).

“Utqiagvik CLS Ground Station” means the property in Utqiagvik leased from Arctic Slope Telephone Association Cooperative, Inc. at 71 16' 30.43'' N, 156 48' 22.02'' W that currently includes a 3.7-meter S & X band antenna owned by Seller.

“Utqiagvik Expansion Ground Station” means Seller’s undeveloped five-acre property in Utqiagvik, Alaska leased from Ukpeagvik Inupiat Corporation that, if Seller makes the UEGS Election, Seller will develop with gravel, roads, power infrastructure, and a communications shelter consistent with the plan of development attached as Annex C to Schedule EO.

“Utqiagvik Ground Stations” means the Utqiagvik CLS Ground Station and Utqiagvik Expansion Ground Station.

“Utqiagvik Terrestrial Route” means the terrestrial fiber network currently under construction by the Group Companies to be operated by the Group Companies between the In-Field Fiber and Utqiagvik, as described in greater detail in the Projected CapEx Schedule.

“UTR System RFS” means ready for service (or equivalent milestone as understood in the telecommunications industry) with respect to all segments of the Utqiagvik Terrestrial Route so as to enable the transmission of third-party data connectivity services on such network on a commercial basis.

“VDR” means the “Quintillion” virtual data room hosted by Bank Street Group on the Firmex platform.

“Wireless Service” has the meaning set forth in Schedule EO.

“Yukon-Kuskokwim Grant Project” means the projects to build terrestrial telecommunications infrastructure to and in the Included Communities funded in part by grants awarded to the parties under the United States Department of Agriculture Rural Utility Service’s ReConnect Loan and Grant Project and subject in part to pending grant applications filed by the parties under the BEAD Program.

Article 2
Purchase and Sale; Closing

Section 2.1.         Purchase and Sale.

(a)            On the terms and subject to the conditions set forth in this Agreement, on the Closing Date and at the Closing, the Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from the Seller, all of the Seller’s right and title to, and interest in, the Purchased Securities, free and clear of all Liens except for any restriction on transfer of securities pursuant to applicable securities Laws.

(b)            In consideration for the sale, conveyance, assignment, transfer and delivery of the Purchased Securities by the Seller, upon the terms and subject to the conditions set forth in this Agreement, (i) at the Closing, Purchaser shall pay to the Seller an aggregate amount of cash equal to the Closing Date Payment, as described in Section 2.2, (ii) following the Closing, Purchaser shall pay to the Seller an aggregate amount of cash equal to the Final NTHE Reimbursement, as described in Section 5.16, and (iii) following the Closing, the Seller shall be entitled, subject to the satisfaction of the conditions in Section 5.17, to receive from Purchaser earn-out payments, as further described in Section 5.17.

Section 2.2.         Closing Payment.

(a)            The aggregate cash payment at Closing for the Purchased Securities shall be $310,000,000, subject to adjustments pursuant to Section 2.4(b) and Section 2.8 hereof (the “Closing Payment Amount”). The Closing Payment Amount shall be delivered by Purchaser at such times and in such amounts as provided in this Article 2.

(b)            At the Closing, Purchaser shall pay in accordance with the Closing Payment Disbursement Schedule delivered pursuant to Section 2.4(a)(ii) (i) the Closing Date Payment to the Seller, (ii) the Company Transaction Expenses to the applicable Person(s) set forth on the Closing Payment Disbursement Schedule and (iii) the Specified Debt Payoff Amount (on behalf of the relevant debtors) to the account or accounts designated in the applicable Debt Payoff Letters.

Section 2.3.         Closing. The Closing shall take place: (a) at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, NY 10112 (or remotely via the electronic exchange in PDF form of closing deliveries), at 10:00 A.M., Eastern Prevailing Time, on the fifth Business Day after the last of the conditions required to be satisfied or waived (to the extent waiver is not prohibited by applicable Law) pursuant to Article 6 is either satisfied or waived (to the extent waiver is not prohibited by applicable Law) (other than any conditions that by their nature are to be satisfied at the Closing, it being understood that in all cases the occurrence of the Closing shall remain subject to the satisfaction or waiver in writing of such conditions at the Closing); or (b) at such other place, time or date as Purchaser and the Seller may agree upon in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 2.4.         Closing Adjustment.

(a)            No later than three Business Days prior to the Closing Date, the Seller shall cause the Group Companies to prepare and deliver to Purchaser:

(i)            a written statement (the “Pre-Closing Statement”) that sets forth: (A) an estimated consolidated balance sheet of the Group Companies as of the Closing Date prepared in good faith; (B) a good faith estimate of the Closing Cash Amount; (C) a good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”); (D) a good faith estimate of Closing Indebtedness (the “Estimated Indebtedness”); (E) a good faith estimate of the unpaid Company Transaction Expenses as of the Closing Date; (F) a good faith estimate of the UEGS CapEx Adjustment; and (G) Seller’s calculation of the Closing Date Payment based on the foregoing amounts. The Pre-Closing Statement and the applicable components thereof shall be prepared in accordance with the Accounting Principles. Each line item included in the Closing Working Capital shall be calculated in the same manner, using the same methods, and applying the same principles as the corresponding line item was calculated for purposes of determining the illustrative calculation of Closing Working Capital as of December 31, 2025 (as if such date were the Closing Date), set forth on Exhibit D; and

(ii)           a true, correct and accurate schedule (the “Closing Payment Disbursement Schedule”) that sets forth: (A) the Closing Date Payment, as determined pursuant to Section 2.4(b), due to the Seller and the applicable account or accounts of the Seller to which the funds should be wired on the Closing Date; (B) the Person(s) to which the Company Transaction Expenses are due, the applicable amounts due to such Person(s) and the applicable accounts to which the funds should be wired on the Closing Date; (C) the Specified Debt Payoff Amount (on behalf of the relevant debtors) and the corresponding account or accounts (or, in the case of the Upfront Debt Financing, any payment instruction set forth by the Upfront Lender) designated in the applicable Debt Payoff Letters; and (D) if applicable, the Closing Date Shortfall Amount, as determined pursuant to Section 2.4(b).

The Seller shall use its reasonable best efforts to deliver a preliminary draft of the Pre-Closing Statement and Closing Payment Disbursement Schedule to Purchaser not later than five Business Days prior to the Closing Date, and shall consider in good faith any reasonable comments to each such pre-Closing deliverable made by Purchaser prior to the final delivery of such pre-Closing deliverable in accordance with the first sentence of this Section 2.4(a). Concurrently with the delivery of the preliminary draft of the Pre-Closing Statement and Closing Payment Disbursement Schedule, the Seller shall deliver to Purchaser reasonable documentation in the possession of the Seller or any of its Affiliates to support the items for which any adjustments are proposed or made to the preliminary draft of the Pre-Closing Statement delivered by the Seller and a brief explanation of any such adjustments and the reasons therefor.

(b)            At Closing, the Closing Payment Amount shall be adjusted based on the Pre-Closing Statement by the following amounts in the following manner (without duplication):

(i)            increased by the estimated amount of the Closing Cash Amount;

(ii)           either (A) increased by the amount, if any, by which the Estimated Closing Working Capital exceeds the Target Working Capital, or (B) decreased by the amount, if any, by which the Target Working Capital exceeds the Estimated Closing Working Capital, as applicable;

(iii)         decreased by the amount of the Estimated Indebtedness;

(iv)         decreased by the estimated amount of any unpaid Company Transaction Expenses;

(v)          decreased by the Purchase Price Escrow Amount; and

(vi)         decreased by the UEGS CapEx Adjustment.

The net amount resulting from the adjustments of the Closing Payment Amount as set forth in this Section 2.4(b) shall be referred to herein as the “Closing Date Payment”; provided, that if such net amount is less than zero, the amount by which such net amount is less than zero shall be referred to herein as the “Closing Date Shortfall Amount” and the Closing Date Payment for purposes of the Pre-Closing Statement shall be deemed to be zero.

(c)            Any Closing Date Shortfall Amount shall be set off from the Estimated NTHE Reimbursement payable to the Seller based upon a NTHE Initial Statement prepared in good faith by the Seller and using its reasonable best efforts and delivered together with the Pre-Closing Statement; provided, that in the event the Closing Date Shortfall Amount exceeds such Estimated NTHE Reimbursement, then the Seller shall cause the Equity Financing Source to fund the remaining portion of such Closing Date Shortfall Amount from the Equity Commitment Letter and the Seller shall deliver such amount to Purchaser in cash, by wire transfer of immediately available funds; provided, further, in no event shall the Seller be required to pay any Closing Date Shortfall Amount in excess of the Estimated NTHE Reimbursement and the amount of funds available under the Equity Commitment Letter. Other than with respect to the set-off of the Estimated NTHE Reimbursement, Purchaser shall have no right to withhold, set-off or deduct from any sum that is or may be owed to Seller pursuant to this Agreement the portion of the Closing Date Shortfall Amount that remains unpaid.

Section 2.5.         Deliveries by the Seller at the Closing. At the Closing, the Seller shall deliver, or cause to be delivered:

(a)            to Purchaser, a certificate, duly executed by an authorized officer of the Seller, dated as of the Closing Date, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied or waived;

(b)            to Purchaser, an assignment of the Purchased Securities, in form and substance satisfactory to Purchaser, duly executed by the Seller;

(c)            to Purchaser, a properly completed and executed valid IRS Form W-9 from the Seller;

(d)            to Purchaser, a certificate, in a form satisfactory to Purchaser, signed by the secretary of the Seller and dated as of the Closing Date, certifying to: (A) the certificates of formation of each of the Group Companies and the limited liability company agreements of each of the Group Companies and (B) the resolutions of the board of managers or other governing body of the Seller authorizing and approving the execution, delivery and performance of the Transaction Agreements and the transactions contemplated hereby and thereby as having been duly and validly adopted and being in full force and effect as of the date of this Agreement and the Closing Date;

(e)            to Purchaser, evidence in form and substance satisfactory to Purchaser, of the termination of each of the Terminated Agreements;

(f)             to Purchaser, written resignation and release letters, dated as of the Closing Date, of the officers, managers and members of the board of directors of each Group Company, which resignation and release letters shall be effective as of the Closing and in form and substance satisfactory to Purchaser; provided that such releases shall not include any release of claims related to such Person’s capacity as an officer, manager or member of the board of directors of any Group Company;

(g)            to Purchaser, copies of the separation and release agreements substantially in the form attached hereto as Exhibit A (the “Separation Agreements”), duly executed by the applicable Group Company and each employee employed by a Group Company immediately prior to the Closing;

(h)             to Purchaser Parent, a copy of the Registration Rights Agreement, duly executed by the Seller;

(i)              to Purchaser, an updated schedule setting forth, as of the Closing Date, the Network information required to be set forth in Section 3.26(a) of the Disclosure Schedule;

(j)              to Purchaser, the NTHE Initial Statement;

(k)             to Purchaser, a good standing certificate of each of the Group Companies issued by the secretary of state of the state of incorporation or formation, as applicable, dated as of a date not more than five Business Days prior to the Closing Date;

(l)              to Purchaser, evidence, in form and substance satisfactory to Purchaser, of an instruction to bind, effective as of the Closing Date, a six-year extension (or “tail”) of the current level and scope of management liability insurance or a tail insurance policy of the same level or scope for the six-year period (including directors and officers liability and employment practices liability), in each case covering those persons who are covered by the Group Companies’ management and/or directors’ and officers’ liability insurance policy as of the Closing (the “D&O Tail Policy”);

(m)            to Purchaser, (i) customary payoff letters from the holders of the Funded Indebtedness, in form and substance satisfactory to Purchaser (the “Debt Payoff Letters”), in each case, duly executed by each holder of such Funded Indebtedness, with an agreement to deliver any related Lien and guarantee releases, as applicable, to Purchaser (including termination statements on Form UCC-3), together with authority to file, record or deliver, as applicable, such terminations or other releases at and following the Closing, which when filed, recorded or delivered, as applicable, will release and satisfy any and all Liens relating to such Funded Indebtedness; and (ii) final invoices from any Person with respect to the Company Transaction Expenses evidencing the aggregate amount of Company Transaction Expenses, the instructions for paying the same and, if reasonably requested by Purchaser, an agreement that, if such aggregate amount so identified is paid to the applicable payee, such payment will constitute full and final payment in satisfaction of all obligations of the applicable Group Company to such payee, in form and substance reasonably satisfactory to Purchaser;

(n)            to Purchaser, a copy of the Escrow Agreement, duly executed by the Seller and the Escrow Agent; and

(o)            to Purchaser, such documents as are necessary to authorize Purchaser or its designees to exert dominion and control over the Bank Accounts from and after the Closing.

Section 2.6.         Deliveries by the Purchaser at the Closing. At the Closing, Purchaser shall deliver, or cause to be delivered:

(a)             to the Seller, a certificate, duly executed by an authorized officer of Purchaser, dated as of the Closing Date, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied or waived;

(b)             to the Person(s) and the account(s), and in the amounts, specified in the Closing Payment Disbursement Schedule pursuant to Section 2.4(a)(ii), cash, by wire transfer of immediately available funds, in the amount necessary to pay all outstanding Company Transaction Expenses;

(c)             to the Seller, in the amounts specified in the Closing Payment Disbursement Schedule pursuant to Section 2.4(a)(ii), cash, by wire transfer of immediately available funds, in an aggregate amount equal to the Closing Date Payment;

(d)             to the Person(s) and the account(s), and in the amounts, specified in the Debt Payoff Letters and listed in the Closing Payment Disbursement Schedule, cash, by wire transfer of immediately available funds, in an amount equal to the Funded Indebtedness owing to such Person, in each case as set forth in the applicable Debt Payoff Letter; provided, that this Section 2.6(d) shall be satisfied with respect to the Upfront Debt Financing if Purchaser has complied with the settlement instructions set forth in the related Debt Payoff Letter, which may provide for settlement by wire transfer, set-off or such other method as directed by the Upfront Lender;

(e)             to the Escrow Agent, the Purchase Price Escrow Amount;

(f)             to the Seller, a copy of the Registration Rights Agreement, duly executed by Purchaser Parent;

(g)            to the Seller, duly executed resolutions of Purchaser authorizing and approving the execution, delivery and performance of the Transaction Agreements and the transactions contemplated hereby and thereby as having been duly and validly adopted and being in full force and effect as of the date of this Agreement and the Closing Date; and

(h)            to the Seller, a copy of the Escrow Agreement, duly executed by Purchaser and the Escrow Agent.

Section 2.7.         Withholding Tax. Notwithstanding anything to the contrary in this Agreement, the Escrow Agent, Purchaser, its Affiliates (including, at and after the Closing, the Group Companies) and any Person acting on behalf of any of the foregoing shall be entitled to deduct and withhold from the Purchase Price under this Agreement any amounts required to be deducted or withheld under the Code or any other applicable Tax Laws; provided that if the applicable payor is Purchaser or its Affiliates then the applicable payor shall provide the applicable payee with no less than five Business Days written notice prior to withholding any amounts pursuant to this Section 2.7, and shall work in good faith with such payee to eliminate or reduce any such withheld or deducted amounts. Each party agrees and acknowledges that, as of the date of this Agreement, it is not aware of any Tax Law that would require Purchaser to withhold from amounts payable under this Agreement to the Seller (other than compensatory payments) if Purchaser has in its possession at all relevant times on and after the Closing Date a properly completed and executed valid IRS Form W-9 from the Seller establishing that payments to the Seller are not subject to backup withholding. Any amounts that are so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made and at the time and in the manner required by this Agreement. All such withheld amounts shall be paid to the applicable Taxing Authority in accordance with applicable Law.

Section 2.8.         Post-Closing Adjustment. The Closing Payment Amount shall be adjusted following the Closing as provided in this Section 2.8:

(a)            Within 90 calendar days after the Closing Date, Purchaser shall prepare in good faith and deliver to the Seller a statement (the “Post-Closing Statement”) that sets forth: (i) an unaudited consolidated balance sheet of the Group Companies as of the Closing Date; (ii) Purchaser’s calculation of the Closing Cash Amount; (iii) Purchaser’s calculation of Closing Working Capital; (iv) Purchaser’s calculation of Closing Indebtedness; (v) Purchaser’s calculation of the unpaid Company Transaction Expenses as of the Closing Date; (vi) Purchaser’s calculation of the UEGS CapEx Adjustment; and (vii) Purchaser’s calculation of the Closing Date Payment based on the foregoing amounts (instead of the estimated amounts in the Pre-Closing Statement) and the deposit of the Purchase Price Escrow Amount. In the event that Purchaser shall fail to deliver the Post-Closing Statement within the 90-day period provided in this Section 2.8(a), at the Seller’s option, the Pre-Closing Statement, and the calculation of the Closing Payment Amount included therein, shall be treated as the Post-Closing Statement for all purposes hereof and the Seller may deliver a Statement of Objections objecting to such Post-Closing Statement in accordance with Section 2.8(b) (with the expiration of the 90-day period provided in this Section 2.8(a) as being the deemed date of receipt of the Post-Closing Statement for purposes of Section 2.8(b)).

(b)            The Seller shall have 45 calendar days from receipt of the Post-Closing Statement (the “Review Period”) to review such Post-Closing Statement (including Purchaser’s determination of the Closing Payment Amount). In connection with the Seller’s review of the Post-Closing Statement, Purchaser shall, and shall cause the Group Companies and their respective Affiliates and Representatives to (i) give, to the Seller and its Representatives, reasonable access, during normal business hours and upon reasonable advance written notice, to the relevant books and records of the Group Companies and (ii) use reasonable best efforts to cause the personnel of Purchaser or the Group Companies or their respective accountants and Representatives to reasonably cooperate with the Seller and its Representatives, including by providing access to such historical financial information relating to any of the Group Companies as the Seller or its Representatives may reasonably request, in each case, in order to permit review of the Post-Closing Statement by the Seller in accordance with this Section 2.8(b). If the Seller has accepted such Post-Closing Statement in writing or has not given written notice to Purchaser setting forth any objections to the Post-Closing Statement, which notice shall include, to the extent practicable, specific adjustments that the Seller propose be made to the Post-Closing Statement (a “Statement of Objections”), prior to the expiration of the Review Period, then the Post-Closing Statement (including the determination of the Closing Payment Amount) shall be final and binding upon the parties. In the event that the Seller delivers a Statement of Objections during the Review Period, each of Purchaser and the Seller shall use its reasonable best efforts to resolve such objections within 30 calendar days (or such longer period as they may mutually agree) following the receipt by Purchaser of such Statement of Objections (the “Dispute Period”) (any objection that remains unresolved following the Dispute Period, a “Dispute”). After such Dispute Period, any item or matter that is not a Dispute shall become final and binding. If Purchaser and the Seller are unable to resolve all objections during the Dispute Period, then any remaining Disputes, and only such remaining Disputes, shall be resolved by PricewaterhouseCoopers LLP, or, if PricewaterhouseCoopers LLP is not available for such engagement or at the time of such proposed engagement is no longer independent, such other internationally recognized independent certified public accounting firm reasonably agreed to by Purchaser and the Seller (the “Accounting Firm”). The Accounting Firm shall be instructed to resolve any such remaining Disputes in accordance with the terms of this Agreement within 60 calendar days after its appointment and to consider only those items and amounts set forth in the Post-Closing Statement as to which the Seller has specified and set forth their disagreement in a Statement of Objections and which Purchaser and the Seller have not resolved. In resolving any such disagreement, the Accounting Firm may not assign a value to such item greater than the greatest value for such item claimed by Purchaser in the Post-Closing Statement or by the Seller in the Statement of Objections or less than the lowest value for such item claimed by Purchaser in the Post-Closing Statement or by the Seller in the Statement of Objections. Once appointed, the Accounting Firm shall have no ex parte communications with any of the parties concerning the expert determination or the underlying dispute and shall only have communications with the Seller and/or Purchaser as provided in this Section 2.8(b). All communications between the Seller and/or the Purchaser, on the one hand, and the Accounting Firm, on the other hand, shall be conducted in writing, with copies sent simultaneously to the Seller and the Purchaser, as applicable, or at a meeting (which may be electronic or telephonic) involving both the Seller and the Purchaser where both the Seller and the Purchaser have been provided at least five Business Days’ advance written notice or at such shorter time as Purchaser and the Seller may agree upon in writing. In resolving such Disputes, the Accounting Firm will function as an expert and not an arbitrator. The resolution of such Disputes by the Accounting Firm shall be conclusive and binding upon the parties, absent intentional fraud or manifest error (provided that such manifest error can only be corrected by the Accounting Firm). During the review by the Accounting Firm, Purchaser, the Seller and their respective accountants shall each make available to the Accounting Firm such information, books and records and work papers as may be required by the Accounting Firm to fulfill its obligations pursuant to this Section 2.8(b).

(c)            Each of Purchaser, on the one hand, and the Seller, on the other hand, shall pay its own respective costs and expenses incurred in connection with this Section 2.8 and be responsible for the fees and expenses of the Accounting Firm on a pro rata basis based on the amount of the adjustment relative to the respective positions of Purchaser, on the one hand, and the Seller, on the other hand (which shall be determined by the Accounting Firm and set forth in the Accounting Firm’s resolution).

(d)            The Post-Closing Statement, as prepared and determined pursuant to this Section 2.8 shall be deemed final and binding for all purposes upon the earliest of: (i) the failure of the Seller to deliver a Statement of Objections to Purchaser prior to the expiration of the Review Period; (ii) the resolution of all Disputes pursuant to Section 2.8(b) by the Seller and Purchaser; and (iii) the resolution of all Disputes pursuant to Section 2.8(b) by the Accounting Firm. “Closing Statement” shall mean the Post-Closing Statement, as finally determined (including by modification or adjustment) pursuant to the terms and conditions of this Section 2.8, and “Final Closing Payment Amount” means the Closing Payment Amount, as set forth in the Closing Statement, as finally determined (including by modification or adjustment) pursuant to the terms and conditions of this Section 2.8.

(e)             If the Final Closing Payment Amount exceeds the Closing Date Payment (such excess amount, the “Seller Adjustment Amount”), then within five Business Days after the Closing Statement and the Final Closing Payment Amount have been determined pursuant to this Section 2.8, (i) Purchaser shall pay, or cause to be paid, to the Seller the Seller Adjustment Amount, by wire transfer of immediately available funds, in accordance with the wire transfer instructions designated in writing by the Seller to Purchaser; and (ii) Purchaser and the Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to the Seller all funds in the Purchase Price Escrow Account, by wire transfer of immediately available funds, in accordance with the wire transfer instructions designated in writing by the Seller to the Escrow Agent.

(f)             If the Closing Date Payment exceeds the Final Closing Payment Amount (such excess amount, the “Purchaser Adjustment Amount”), then within five Business Days after the Closing Statement and the Final Closing Payment Amount have been determined pursuant to this Section 2.8, Purchaser and the Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to (i) release to Purchaser, solely from the funds available in the Purchase Price Escrow Account, an amount up to the Purchaser Adjustment Amount, by wire transfer of immediately available funds, in accordance with the wire transfer instructions designated in writing by Purchaser to the Escrow Agent and (ii) release to the Seller, to the extent that any balance in the Purchase Price Escrow Account remains after the Escrow Agent’s payment of the Purchaser Adjustment Amount to Purchaser pursuant to clause (i), the amount remaining in the Purchase Price Escrow Account, by wire transfer of immediately available funds, in accordance with the wire transfer instructions designated in writing by the Seller to the Escrow Agent; provided that, in the event the Purchaser Adjustment Amount exceeds the Purchase Price Escrow Amount, Purchaser shall have the right (unless any Closing Date Shortfall Amount remains after the application of Section 2.4(c), in which event Purchaser shall have no set-off right with respect to the portion of the Purchaser Adjustment Amount that exceeds the Purchase Price Escrow Amount) to withhold, set-off and deduct from any sum that is or may be owed to Seller pursuant to Section 5.17 the portion of the Purchaser Adjustment Amount that exceeds the funds available in the Purchase Price Escrow Account.

(g)            The parties acknowledge and agree that:

(i)            Purchaser’s recovery of any amount from the Purchase Price Escrow Amount shall not reduce, offset, or otherwise affect any claim for indemnification to which Purchaser may be entitled pursuant to Article 8, and any such indemnification claim shall be recoverable without regard to any amounts recovered by Purchaser pursuant to Section 2.8(f); and

(ii)           the pendency of any dispute regarding the Final Closing Payment Amount shall not delay, suspend, or otherwise affect Purchaser’s right to assert claims for indemnification pursuant to Article 8.

Article 3
Representations and Warranties Concerning the Seller and the Group Companies

The Seller hereby represents and warrants to Purchaser that the statements contained in this Article 3 are true and correct as of the date hereof and as of the Closing Date, except for such representations and warranties as are made only as of a specific date, which shall only be made as of such date:

Section 3.1.         Organization. The Seller is a company duly formed and validly existing and in good standing under the Laws of its jurisdiction of formation.

Section 3.2.         Authorization; Enforceability. The Seller has all requisite power and authority to execute, deliver, and perform its obligations under this Agreement and the other Transaction Agreements to which it is a party, and to consummate the transactions contemplated hereby and thereby (including all power and authority to sell, assign, transfer and convey the Purchased Securities as provided by this Agreement). The execution, delivery and performance by the Seller of this Agreement and the other Transaction Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or other similar action on the part of the Seller. This Agreement has been, and the other Transaction Agreements to which it is or will be a party is or shall be, duly and validly executed and delivered by the Seller, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, shall, upon such execution and delivery hereof and thereof, be the legal, valid and binding obligations of the Seller hereunder and thereunder, as applicable, enforceable against the Seller in accordance with its terms, except as limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect, and the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the “General Enforceability Exceptions”).

Section 3.3.         No Conflicts; Consents and Approvals. Except as set forth in Section 3.3 of the Disclosure Schedule, neither the execution, delivery nor performance of this Agreement by the Seller or the Group Companies, or of the other Transaction Agreements to which the Seller or Group Company is a party, nor the consummation by the Seller or the Group Companies of the transactions contemplated hereby or thereby, shall: (a) conflict with, violate or result in a breach of any provisions of the certificate of formation, certificate of limited partnership, limited liability company agreement or limited partnership agreement (or equivalent organizational or governing documents) of the Seller or any of the Group Companies (as applicable) (collectively, the “Company Organizational Documents”); (b) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of a Lien (other than Liens created by or through Purchaser) upon any property or assets of the Seller or any Group Company pursuant to, any Material Contract or Permit; or (c) subject to obtaining the Closing Regulatory Approvals, violate any material Law applicable to the Seller or any Group Company or its properties or assets.

Section 3.4.         Governmental Filings. Except for the Closing Regulatory Approvals or disclosure requirements under securities laws or stock exchange rules, no filing or registration with, notification to, or authorization, consent or approval of any applicable Governmental Authority is required by the Seller in connection with (a) the execution, delivery and performance of this Agreement by the Seller, or of the other Transaction Agreements to which the Seller is a party, or (b) the consummation by the Seller and the Group Companies of the transactions contemplated hereby or thereby, except, in each case, for such filings, registrations, notifications, authorizations, consents or approvals that the failure to make would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller or any Group Company to perform its obligations under this Agreement or that would prevent, materially impede or delay the consummation by the Seller or any Group Company of the transactions contemplated hereby or thereby.

Section 3.5.         Ownership of Purchased Securities. The Seller is the direct sole record and beneficial owner of, and has good, valid and marketable title to, all of the issued and outstanding Purchased Securities reflected as being owned by the Seller on Section 3.5 of the Disclosure Schedule, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Upon delivery of the Purchased Securities to Purchaser at the Closing, Purchaser shall acquire all of the Purchased Securities free and clear of any Liens (other than transfer restrictions under applicable securities Laws or Liens created by, in favor of, or through Purchaser). The Purchased Securities constitute all of the equity interests in the Company.

Section 3.6.         Brokers. No broker, finder, investment banker, agent or other similar Person is or shall be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller or the Group Companies other than as included in the Company Transaction Expenses.

Section 3.7.         Organization and Good Standing; Qualification.

(a)            Each of the Group Companies is an entity, duly organized or formed, as applicable, validly existing and in good standing, or the applicable local Law equivalent (to the extent such entity is in a jurisdiction where such concept is recognized) under the Laws of its jurisdiction of incorporation or formation, as applicable. None of the Group Companies are in violation of any of the provisions of their respective Company Organizational Documents in any material respect. True and correct copies of the Company Organizational Documents have been made available to Purchaser.

(b)            Each of the Group Companies has the requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on the Business in all material respects.

(c)            Each of the Group Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification or licensure necessary, except where failure to be so qualified would not reasonably be expected to be material to the Group Companies, taken as a whole.

(d)            All minutes or other records of meetings and actions taken by written consent of the directors, managers and the members of the Group Companies relating to the Group Companies (i) are maintained in accordance with applicable Law, (ii) are up-to-date and in the possession (or under the control) of such Group Company and (iii) contain true, correct and complete records of all matters required to be reflected therein.

Section 3.8.         Capital Structure.

(a)            Section 3.8(a) of the Disclosure Schedule sets forth the (i) name, jurisdiction of organization or incorporation, (ii) the number and class of authorized and outstanding Equity Securities of each Group Company and (iii) the Equity Securities thereof owned, directly or indirectly (without duplication), by the Company. No other Equity Securities in any Group Company are authorized or outstanding.

(b)            (i) All of the issued and outstanding Equity Securities of each Group Company have been duly authorized and validly issued in compliance with all applicable Law (or pursuant to valid exemptions therefrom) and none have been issued in violation of any preemptive rights, rights of first refusal or similar rights, (ii) except as set forth in Section 3.8(a) of the Disclosure Schedule, the Group Companies have no other Equity Securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding that provide for the sale or issuance of any of the foregoing by any Group Company, (iii) except as set forth in the Company Organizational Documents, there are no shareholder agreements, proxies, voting trusts or other agreements or understandings in effect with respect to the voting or transfer of any Equity Securities of any Group Company, and (iv) there are no outstanding contractual obligations of any Group Company obligating the Seller or any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights, plans or arrangements of any Group Company.

Section 3.9.         Financial Statements.

(a)            Section 3.9(a) of the Disclosure Schedule sets forth correct and complete copies of the Financial Statements and the 2025 Audited Financial Statements. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Unaudited Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be material to the Group Companies) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements). The Financial Statements are based on the books and records of the Group Companies, and fairly present in all material respects the financial condition of the Group Companies as of the respective dates they were prepared and the results of the operations of the Group Companies for the periods indicated. The Group Companies maintain a standard system of accounting established and administered in accordance with GAAP.

(b)            All Indebtedness of the Group Companies, and the holders of and amounts (as of the date of this Agreement) owed thereto, is set forth on Section 3.9(b) of the Disclosure Schedule.

(c)            The Group Companies make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of their assets. The Group Companies maintain systems of internal accounting controls and procedures with respect to the accounting practices, procedures and policies employed thereby sufficient to provide reasonable assurances regarding the reliability of financial reporting, including that: (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets.

(d)            Except as set forth on Section 3.9(d) of the Disclosure Schedule, to the Knowledge of the Seller, all accounts receivable of the Group Companies are valid and collectible in the Ordinary Course of Business and no such accounts receivable (i) are subject to any pending or threatened set-off, discount or counterclaim, other than for which a reserve has been established on the Financial Statements, or (ii) have been assigned or pledged to any Person.

(e)             Except as set forth on Section 3.9(e) of the Disclosure Schedule, all accounts payable of the Group Companies are payable in the Ordinary Course of Business and no such accounts payable (i) are subject to any pending or potential set-off, discount or counterclaim or (ii) have been assigned or pledged to any Person. The Group Companies have remitted all payments to each of their respective suppliers, vendors and other third parties that are necessary to ensure that none of the accounts payable of the Group Companies are overdue or in any condition other than good standing (according to each applicable supplier’s, vendor’s or other third party’s terms), except where the amount thereof is being contested in good faith or would be not be material to the Group Companies, taken as a whole.

Section 3.10.       No Undisclosed Liabilities. Except as set forth in Section 3.10 of the Disclosure Schedule, the Group Companies do not have any liabilities or obligations of the nature required to be disclosed on a balance sheet prepared in accordance with GAAP, other than (a) liabilities that are specifically reflected and adequately reserved against in the Financial Statements (or disclosed in the notes thereto), (b) liabilities that have been incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which is a liability resulting from the breach of a Material Contract or violation of applicable Law), (c) liabilities incurred pursuant to the terms of this Agreement, (d) liabilities or obligations that have been discharged or paid in full prior to the date hereof or (e) liabilities which, individually or in the aggregate, are not material to the Group Companies, taken as a whole.

Section 3.11.       Absence of Certain Developments.

(a)            Since the Balance Sheet Date, (i) the Group Companies have operated in the Ordinary Course of Business, (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) there has not been any material change in the Group Companies’ accounting principles, procedures or methods.

(b)            Except for the transactions contemplated by this Agreement or as set forth in Section 3.11(b) of the Disclosure Schedule, from the Balance Sheet Date to the date of this Agreement, the Group Companies have not taken any action that, if taken during the period from the date of this Agreement through the Closing without Purchaser’s prior written consent, would constitute a breach of Section 5.1(b) (other than relating to clauses (i) and (iv) of Section 5.1(b)).

Section 3.12.       Compliance with Laws. Except as set forth in Section 3.12 of the Disclosure Schedule, each Group Company is, and since January 1, 2023, has been, in material compliance with all Laws applicable to such Group Company. Except as set forth in Section 3.12 of the Disclosure Schedule, since January 1, 2023, no Group Company has violated any Law or received from any Governmental Authority any written notification that asserts that any Group Company is not in compliance with any such Law, in each case, except as would not reasonably be expected to be material to the Group Companies, taken as a whole. There is no material Order of any Governmental Authority outstanding against any Group Company or any of its assets. The Seller is not in violation of or default under any applicable Law, the effect of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.13.       Solvency. No Group Company (a) has been declared insolvent or bankrupt and, to the Knowledge of the Seller, no action or request is pending to declare a Group Company insolvent or bankrupt, (b) has filed for insolvency, bankruptcy, reorganization or liquidation, (c) is unable to pay its debts when and as they fall due or (d) is in the process of dissolution, liquidation, compulsory administration, recovery, or suspension of payments or equivalent in any jurisdiction.

Section 3.14.       Litigation. Except as set forth in Section 3.14 of the Disclosure Schedule, there is no Action pending or, to the Knowledge of the Seller, threatened, against the Seller or any of its Affiliates (including the Group Companies) by or before (or, in the case of threatened Actions, that would be before) any Governmental Authority that, if determined adversely in accordance with the plaintiff’s demands, would reasonably be expected to be, individually or in the aggregate, material to the Group Companies.

Section 3.15.        Material Permits; Regulatory Matters.

(a)            Section 3.15(a) of the Disclosure Schedule contains a true, correct and complete list of all approvals, authorizations, consents, licenses, permits, exemptions, variances, clearances, franchises or certificates of or from Governmental Authorities (“Permits”) required for the operation of the Group Companies’ Business, except those that are not, individually or in the aggregate, material to the Group Companies (the “Material Permits”).

(b)            Section 3.15(b) of the Disclosure Schedule contains a true, correct and complete list of the permits or licenses issued or granted to the Group Companies by the FCC, or other forms of authorization or conditions to operate, including the 2024 National Security Agreement by and between certain Group Companies, GCOF III and Team Telecom (collectively, the “Telecom Regulatory Authorizations”).

(c)            Except as set forth on Section 3.15(c) of the Disclosure Schedule, each Material Permit is validly issued in the name of a Group Company, in full force and effect, is not subject to any restrictions or conditions other than those appearing on the face of the Material Permit that limit the operations of the Group Companies (other than restrictions or conditions generally applicable to Material Permits of that type), and has not been suspended, canceled, revoked or modified. The Group Companies have operated their businesses and installed, maintained and operated the Network in compliance in all material respects with the terms and conditions of the Material Permits. No other Material Permits are necessary for the Group Companies to own, lease or use their assets or to operate their business as currently conducted. Subject to the receipt of the Closing Regulatory Approvals, the consummation of the transactions contemplated by this Agreement will not result in the termination, suspension, revocation, amendment or non-renewal of, or any limitation or restriction on, any Material Permit.

(d)            Except as set forth in Section 3.15(d) of the Disclosure Schedule, the Group Companies comply, and since January 1, 2023 have complied, in all material respects, with applicable communications Laws and the requirements applicable to each of the Telecom Regulatory Authorizations. There is no outstanding or, to the Knowledge of the Seller, threatened, notice of cancellation or termination of any Telecom Regulatory Authorizations. No Telecom Regulatory Authorization is subject to any restrictions or conditions that limit the operations of the Group Companies (other than restrictions or conditions generally applicable to licenses of that type). There is no pending, or to the Knowledge of the Seller, threatened, application, action, petition, objection or other pleading, or any audit or proceeding, against any of the Group Companies, with the FCC or any State Regulator that questions or contests the validity of, or any rights of the holder under, or that seeks the non-renewal or suspension of any Telecom Regulatory Authorization.

(e)            Except as listed in Section 3.15(e) of the Disclosure Schedule, since the last renewal date of each Telecom Regulatory Authorization, or January 1, 2023 for those reports not related to any Telecom Regulatory Authorization, the Company or one or more of its Subsidiaries has filed all material forms, reports, and documents required to be filed with the FCC and other applicable Governmental Authorities in relation to Telecom Regulatory Authorizations or the Group Companies’ obligations under the Communications Act or other applicable communications Laws (the “Reports”). Each Report was true, correct and complete in all material respects at the time of filing.

(f)             The Group Companies have timely paid and remitted to each relevant Governmental Authority all required Regulatory Fees due and payable by or with respect to any Group Company. Since January 1, 2023, none of the Group Companies has received from any Governmental Authority (i) any written notice revoking, canceling, rescinding, materially restricting, materially modifying or refusing to renew any Material Permit or (ii) a written statement of deficiency, citation or notice of material violation, revocation or suspension of a Material Permit (including any condition or provision of any Material Permit) that is reasonably likely to result in the revocation, suspension or limitation of a Material Permit.

Section 3.16.       Insurance Coverage.

(a)            Section 3.16(a) of the Disclosure Schedule sets forth a list, as of the date hereof, of all material insurance policies and surety bonds owned or held by the Group Companies that cover the Group Companies (including the name of the insurer, the policy number, the policy period and the amount of coverage), including property and general commercial liability insurance policies, each of which is in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to be material to the Group Companies, taken as a whole. A copy of each such insurance policy has been made available to Purchaser. Such policies provide coverage as required in connection with the Business. The Group Companies are in compliance in all material respects with such policies, including with respect to the payment of premiums.

(b)            Except as set forth in Section 3.16(b) of the Disclosure Schedule, there is no material claim pending with respect to any Group Company under any such insurance policy or surety bond (or such other policies and surety bonds that cover any Group Company) as to which coverage has been denied or disputed by the insurer.

(c)            Except as disclosed in Section 3.16(c) of the Disclosure Schedule, the Group Companies do not have any self-insurance programs.

(d)            Except as disclosed in Section 3.16(d) of the Disclosure Schedule, to the Knowledge of the Seller, there is no threatened termination of, premium increase with respect to or alteration of coverage under any of such insurance policies or surety bonds (or such other policies and surety bonds that cover any Group Company), in each case, that would be material to the Business.

(e)            Section 3.16(e) of the Disclosure Schedule sets forth a true, correct and complete list of all claims and material notices delivered under such material insurance policies since January 1, 2023.

Section 3.17.       Material Contracts.

(a)            Section 3.17(a) of the Disclosure Schedule sets forth a true, correct and complete list of the following Contracts to which any Group Company is party as of the date hereof (a Contract responsive to any of the following categories being hereinafter referred to as a “Material Contract”):

(i)            all Contracts with a Material Customer;

(ii)           all Contracts with a Material Supplier;

(iii)          all Leases (where any Group Company is either the lessee or the lessor) providing for annual payments of $100,000 or more;

(iv)          all Contracts or group of related Contracts with the same counterparty (including for the sale, license, lease or other purchase of goods or services) pursuant to which any of the Group Companies is obligated to pay more than $500,000 in the aggregate;

(v)          all Contracts or group of related Contracts with the same counterparty (including for the sale, license, lease or other disposition of goods or services) pursuant to which any of the Group Companies may be entitled to receive more than $500,000 in the aggregate;

(vi)          all Contracts pursuant to which a Group Company has a commitment to make any capital expenditure in excess of $500,000;

(vii)         all Contracts that limit or purport to limit the ability of any Group Company (or, after the Closing, that purports to so limit or restrict Purchaser or any of its Affiliates) from (A) selling any products or services of or to any other Person or in any geographic region, (B) competing in any line of business, (C) obtaining products or services from any Person or (D) soliciting any individuals for employment;

(viii)       all Contracts that, after the Closing, would impose or purport to impose any requirements or obligations on Purchaser or its Affiliates (other than any of the Group Companies), or that would otherwise seek to affect the operations of Purchaser or its Affiliates (other than any of the Group Companies);

(ix)          all Contracts under which any Group Company has (A) created, incurred, assumed or guaranteed, directly or indirectly, any outstanding Indebtedness, (B) granted a Lien on its assets to secure such Indebtedness or (C) extended credit to any Person;

(x)           all Contracts that (A) grant the other party or any Person “most favored nation” status or similar exclusive discount rights; or (B) require a Group Company to purchase its total requirements of any product or service from a third party;

(xi)          all Contracts involving payments of more than $100,000 in the aggregate pursuant to which any Group Company grants any license, sublicense, right or authorization to use or covenant not to be sued under any Owned Intellectual Property, other than non-exclusive licenses granted to third parties in the Ordinary Course of Business;

(xii)         all Contracts pursuant to which any Group Company obtains any license, sublicense, right or authorization to use or covenant not to be sued under any Licensed Intellectual Property (other than any non-exclusive licenses for shrink-wrap, click-wrap or off-the-shelf software or other licenses of software that is commercially available to the public generally, with aggregate fees of less than $250,000 per year);

(xiii)        all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(xiv)        all stockholders, investors rights, registration rights or similar Contracts;

(xv)         all Contracts granting any Person an option or a right of first refusal or first offer or similar preferential right to purchase or acquire any Equity Securities or any material assets of any Group Company;

(xvi)        all partnership, joint venture or other similar agreements or arrangements that require the sharing of profits or revenues of the Group Companies;

(xvii)       all outstanding agreements providing for any guaranty or surety or all Contracts the principal purpose of which is indemnification;

(xviii)      all Contracts that contain any indemnification (other than customary indemnification provisions entered into in the Ordinary Course of Business), earnout, royalty payment or similar obligations that are ongoing and have not been satisfied;

(xix)         all Contracts with a Governmental Authority;

(xx)         all Contracts that include any obligation to make payments contingent or otherwise, arising out of the prior acquisition or disposition of a business;

(xxi)         all (A) employment or service Contracts with any Service Provider that provides for annual compensation in excess of $100,000 or is not terminable at-will by the Company without notice, severance, or other cost or liability in excess of $100,000 or (B) Contracts providing for retention, change in control or transaction bonuses or benefits;

(xxii)       all Collective Bargaining Agreements or other arrangements with any union or similar employee representative;

(xxiii)      all Related Party Contracts;

(xxiv)      all Contracts relating to the settlement or conciliation of any Action in the last three years and providing for payment by any of the Group Companies thereunder or pursuant to which any of the Group Companies will have any material outstanding obligation after the date of this Agreement;

(xxv)       all Contracts that involve the sale of any assets, or the acquisition of any assets of any Person by any member of the Group Companies, in any business combination transaction (whether by merger, sale of stock, sale of assets or otherwise) under which material obligations of any party thereto remain outstanding;

(xxvi)      all Contracts that result in any Person holding a power of attorney from any Group Company;

(xxvii)     all Material Network Agreements;

(xxviii)    all Contracts that expressly restrict, limit or otherwise prohibit a Group Company from making dividends or distributions to its equity holders; and

(xxix)       all legally binding commitments to enter into any of the foregoing.

(b)            The Seller has made available to Purchaser true, correct and complete copies of each Material Contract in effect as of the date hereof. Each Material Contract (i) is a valid, binding and enforceable obligation of the applicable Group Company and, to the Knowledge of the Seller, the other parties thereto, in accordance with its terms and conditions, except that such enforceability may be limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium and similar applicable Laws affecting creditors’ rights generally, and (B) the actual exercise of judicial or administrative discretion in accordance with general equitable principles, and (ii) is in full force and effect. No Group Company nor, to the Knowledge of the Seller, any other party to any Material Contract, is in material breach of or default under any Material Contract. To the Knowledge of the Seller, from the Balance Sheet Date to the date of this Agreement, no Group Company has provided or received any notice of any intention to terminate or not renew, any Material Contract.

Section 3.18.       Properties.

(a)             No Group Company owns any real property or has ever owned any real property.

(b)            A true, correct and complete list of all Leases pursuant to which any real property is leased, subleased, licensed or otherwise occupied or used by any Group Company (the “Leased Property”) and all Material Easement Agreements is set forth on Section 3.18(b) of the Disclosure Schedule. The Seller has made available to Purchaser true, correct and complete copies of such Leases and Material Easement Agreements (including all amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof and all consents, including consents for alterations, assignments and sublets, documents recording variations, memoranda of lease, options, rights of expansion, extension, first refusal and first offer and evidence of commencement dates and expiration dates). The applicable Group Company identified on Section 3.18(b) of the Disclosure Schedule has, as applicable, a good and valid leasehold, subleasehold, license or other contractual (as applicable) interest in the Leased Property pursuant to such Leases, or a good and valid easement interest in the Easements pursuant to such Material Easement Agreements, in each case free and clear of all Liens (other than Permitted Liens). Each such Lease or Material Easement Agreement is in full force and effect and is the legal, valid and binding obligation of the applicable Group Company, enforceable by and against the applicable Group Company, and, to the Knowledge of the Seller, each other party thereto, in accordance with its terms, except as enforceability may be limited by the General Enforceability Exceptions. No Group Company is in default under or in breach or violation of any such Lease or Material Easement Agreement; no Group Company has received written notice alleging any default, breach or violation by a Group Company; to the Knowledge of the Seller, no other party to any Lease or Material Easement Agreement is in default under or in breach or violation in any material respect of any such Lease or Material Easement Agreement; and no event has occurred that (with or without notice, lapse of time or both) would constitute a default on the part of the applicable Group Company under any such Lease or Material Easement Agreement or permit the counterparty thereto to accelerate the obligations of the applicable Group Company under, or to terminate, any such Lease or Material Easement Agreement. To the Knowledge of the Seller, no event has occurred and is currently continuing or in effect that (with or without notice, lapse of time or both) would constitute a default, breach or violation on the part of any other party under any of such Leases or Material Easement Agreements. The Leased Property currently has sufficient access to public roads (or valid easements over private streets or private property) and utilities, in each case, as and to the extent necessary to conduct the Business.

(c)            The Leased Property and the Easements constitute all of the real property necessary and sufficient for the operation of the Business. There are no conditions affecting any of the improvements on the Leased Property or the Easements that would reasonably be expected to, individually or in the aggregate, interfere in any material respect with the ordinary course conduct of the Business. Except for the Leased Property and Easements, none of the Group Companies occupy, is legally obligated for, or has any interest in, or otherwise uses, any other real property, nor has any rights or obligations to acquire such interests.

(d)            Except as set forth in Section 3.18(d) of the Disclosure Schedule, there are no leases, subleases, licenses, concessions or other agreements, written or oral, pursuant to which any Group Company has granted to any party or parties the right to occupy or use any portion of the Leased Property or the Easements and there is no Person (other than a Group Company) in possession of the Leased Property or the Easements.

(e)            No Group Company has received written notice from any Governmental Authority of any condemnation, expropriation or other proceeding in eminent domain pending or threatened, against such Group Company’s interest in the Leased Property or the Easements, or any portion thereof or interest therein.

(f)             No third party has challenged or repudiated, or to the Seller’s Knowledge, threatened to challenge or repudiate, or has the right to terminate or repudiate any Network Underlying Rights and no property owner or other third party has challenged any right of the Group Companies to install, operate or maintain any part of the Network Infrastructure, including cable, wires, conduits or other equipment or facilities, in a customer or other third-party location. The Network Underlying Rights constitute all of the rights or interests reasonably necessary to operate the Network in the Ordinary Course of Business.

(g)            Except for assets disposed of in the Ordinary Course of Business since the Balance Sheet Date, the applicable Group Company has good and valid title to, or a valid leasehold interest in, all of the material tangible personal property shown to be owned or leased by it on the Unaudited Financial Statements, free and clear of any Lien, other than Permitted Liens. Each of the Group Companies owns or has the exclusive right to use all tangible assets and personal properties necessary for the conduct of the Business. All of such tangible assets and personal properties, including Network Infrastructure, (i) are structurally sound, in good operating condition, ordinary wear and tear excepted, (ii) are not in need of material maintenance or repairs except for maintenance or repairs in the Ordinary Course of Business, and (iii) are adequate for the purposes for which they are currently being used.

Section 3.19.       Anti-Corruption; Internal Controls.

(a)            The Group Companies, their respective directors, officers or employees, and to the Knowledge of the Seller, their respective shareholders acting on their behalf, or any other Person acting on behalf of or at the direction of any Group Company is, and has been since January 1, 2021, in compliance with Anti-Corruption Laws.

(b)            Neither the Group Companies nor any of their respective directors, officers nor employees acting on their behalf nor, to the Knowledge of the Seller, any shareholders or any other Person acting on behalf of the Group Companies, in each case in violation of applicable Anti-Corruption Laws, (i) has offered, promised, solicited, facilitated, given or authorized the giving or will offer, promise, solicit, facilitate, give or authorize the giving of money or anything else of value, regardless of form or amount, whether directly or through another person or entity, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of cases (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Government Official to delay, omit, or effectively execute an act that must be fulfilled or not fulfilled, as applicable, in his or her functions, or improperly use his or her influence with any Governmental Authority, in each case in order to assist any Group Company in obtaining or retaining business for or with, or directing business to, any person, or obtaining any other improper advantage; or (ii) has made or authorized any other person to make any payments or transfers of value to any person, including directors, representatives, employees or advisors of a third party, which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful means of obtaining or retaining business. For purposes of cases (A) and (B), a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of (1) the existence of or (2) a high probability of the existence of such conduct, circumstances or results.

(c)            The Group Companies, and to the Knowledge of the Seller, each of their respective directors, officers, employees, and their respective shareholders acting on their behalf, or any other Person acting on behalf of or at the direction of any Group Company is, and has been since January 1, 2021, in compliance with Sanctions Laws.

(d)            The Group Companies, and to the Knowledge of the Seller, each of their respective directors, officers, employees, and their respective shareholders acting on their behalf, or any other Person acting on behalf of or at the direction of any Group Company is, and has been since January 1, 2021, in compliance with Anti-Money Laundering Laws in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)            The Group Companies currently maintain (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group Companies in all material respects, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of the Group Companies are executed only in accordance with management’s general or specific authorization.

(f)            The Group Companies have in place and maintain policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws, Sanctions Laws and Anti-Money Laundering Laws in each jurisdiction in which the Group Companies do business.

(g)            Since January 1, 2021, to the Knowledge of the Seller, no Group Company is, or has been, the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any violation or alleged violation under any Anti-Corruption Laws, Sanctions Laws, or Anti-Money Laundering Laws, and, to the Knowledge of the Seller, no such investigation, inquiry or proceedings are pending or have been threatened.

Section 3.20.       Employee Benefit Plans.

(a)            Section 3.20(a) of the Disclosure Schedule lists each material Company Plan. For each material Company Plan, the Seller has made available to Purchaser a true, correct and complete copy of such plan (or a description, if such plan is not written) and, as applicable, (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the current summary plan description and all summaries of material modifications, (iii) the most recent favorable determination or opinion letter from the Internal Revenue Service, (iv) the most recent annual return/report (Form 5500) and accompanying schedules and attachments thereto, (v) the most recently prepared actuarial reports and financial statements, (vi) nondiscrimination and Affordable Care Act compliance testing results for each of the past three years, including ADP/ACP testing or safe harbor, health plan coverage testing and mental health parity analyses and (vii) all COBRA election forms for former employees who are currently covered by COBRA.

(b)            Each Company Plan has been established, maintained, and operated in compliance in all material respects with its terms and all applicable Law, including ERISA and the Code. With respect to each Company Plan, no material Action is pending or, to the Knowledge of the Seller, threatened in writing. No Company Plan is currently the subject of any IRS or U.S. Department of Labor audit, investigation, or proceeding that remains unresolved.

(c)            Other than as would not reasonably be expected to result in a material liability borne by the Group Companies, all contributions, benefits, vacation, premiums and any other payments that are due have been made for each Company Plan within the time periods prescribed by the terms of such Company Plan and applicable Law, and all contributions, benefits, vacation, premiums and any other payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.

(d)            With respect to each Company Plan that covers Service Providers located primarily outside the United States, (i) if such Company Plan is intended to qualify for special tax treatment, such Company Plan meets all the requirements for such treatment, and (ii) if such Company Plan is required, to any extent, to be funded, book-reserved or secured by an insurance policy, such Company Plan is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing, Purchaser will receive the full benefit of any funds, accruals and reserves under such Company Plans.

(e)            No Group Company, nor any other entity that, together with any Group Company, would be treated as a single employer under Section 414 of the Code, sponsors, maintains or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any plan that is subject to Title IV of ERISA.

(f)             Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS, and to the Knowledge of the Seller, no event has occurred that would disqualify the plan or would reasonably be expected to result in the letter being revoked.

(g)            All required nondiscrimination, coverage, and top-heavy testing (including under Sections 401(a)(4), 401(a)(26), 410(b), 414(s) and 416 of the Code, and any required ADP/ACP testing) has been timely performed for each qualified Company Plan for each applicable plan year, and each qualified Company Plan has either passed all such tests or been corrected in full within the time periods prescribed by Law, including through applicable correction programs. There are no uncorrected operational failures, demographic failures, coverage failures, or nondiscrimination failures.

(h)            No Group Company has any current or projected liability for, and no Company Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by applicable Law).

(i)              Except as set forth in Section 3.20(i) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, in each case, payable by any Group Company, the Seller or any of their respective Affiliates (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable under, any Company Plan or (iii) limit or restrict the right of any Group Company or, after the Closing, Purchaser, to merge, amend or terminate any Company Plan.

(j)              No Company Plan, individually or collectively, would reasonably be expected to result in any “excess parachute payment” within the meaning of Section 280G of the Code. Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in compliance in all material respects with all applicable requirements of Section 409A of the Code. The Group Companies do not have any obligations to gross up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider.

Section 3.21.       Employees and Labor.

(a)            The Group Companies are, and have been since January 1, 2023, in compliance in all material respects with all applicable Collective Bargaining Agreements, arbitral awards, contractual obligations, acquired rights and practices and all Laws, in each case, relating to labor and employment, including those relating to labor management relations, wages in cash or in kind and other fringe benefits, vacations, commissions, employee benefit plans, travel expenses, working hours, overtime, work, collective rights, job protection status, terminations, employee and contractor classification, discrimination, sexual and labor harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security related to employee or personnel data, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of employment and payroll Taxes.

(b)            None of the Group Companies is a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement, and, to the Knowledge of the Seller, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Service Provider. None of the Group Companies has failed to comply in any material respect with the provisions of any Collective Bargaining Agreement, and there are no material grievances outstanding against any Group Company under any such agreement. There are no unfair labor practice complaints pending or, to the Knowledge of the Seller, threatened against any Group Company before any Governmental Authority or any current union representation questions involving Service Providers. There is no, and since January 1, 2023, there has not been any, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of the Seller, threatened against or affecting any Group Company. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Seller to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(c)            As of the date hereof, no Service Provider of any Group Company has indicated in writing to the Seller or Group Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise prior to, or within one year after, the Closing.

(d)            The Seller has made available to Purchaser a schedule that sets forth, as of the date hereof, (i) for each employee of any Group Company, such employee’s name or identification number, employer, title, start date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity, and (ii) for each individual independent contractor engaged by any Group Company, such contractor’s name or identification number, engaging entity, start date, location, duties and rate of compensation.

Section 3.22.       Taxes.

(a)            All Tax Returns required to be filed by or with respect to any Group Company or with respect to the assets of any Group Company have been timely filed, taking into account all available extensions, in accordance with applicable Law and such Tax Returns are true, correct, and complete in all material respects. All Taxes due and payable by or with respect to a Group Company (whether or not reflected on a Tax Return) or its assets have been timely paid, or withheld and remitted, to the appropriate Taxing Authority.

(b)            No Group Company has engaged in any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Section 1.6011-4(b) of the Treasury Regulations.

(c)            There is no Tax dispute, audit, assessment, deficiency, claim or other proceeding either claimed, raised, ongoing, threatened or proposed in writing with respect to any Group Company or the assets of any Group Company. No Group Company has granted any extension or waiver of the statute of limitations period, or of the time for assessment or collection, applicable to any Tax or Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d)            The Group Companies have withheld or have caused to be withheld, and have paid over or have caused to have been paid over to the appropriate Taxing Authorities, all Taxes required to be so withheld and paid over for all periods under all applicable Laws in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, or other Person.

(e)            No claim has been made by any Taxing Authority in a jurisdiction where a Group Company has not filed a Tax Return of a particular type that it is or may be subject to Tax, or required to file Tax Returns, of such type in that jurisdiction, other than any such claims that have been fully resolved.

(f)              No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Closing; (ii) installment sale or open transaction disposition made prior to the Closing; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); (iv) prepaid amount or advance payment received prior to the Closing; or (v) change in accounting method made prior to the Closing.

(g)            All of the properties and assets of the Group Companies that are subject to ad valorem or property Tax have been properly listed and described on the ad valorem or property Tax rolls of the appropriate Taxing Authority and no portion of such properties or assets constitutes omitted property for ad valorem or property Tax purposes.

(h)            There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of or interests in any Group Company.

(i)              In the last two years, no Group Company has distributed equity interests in another Person, or had any of its equity interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(j)              Each Group Company is disregarded as an entity separate from the Seller within the meaning of Treasury Regulation Section 301.7701-2(c)(2) for U.S. federal income tax purposes. No such classification of any Group Company has changed from the time of such Group Company’s formation (or, if later, the time that such Group Company was acquired by the Company). No election has ever been made or filed (on IRS Form 8832 or otherwise) to treat a Group Company for U.S. federal income tax purposes other than as a disregarded entity or partnership for U.S. federal income Tax purposes under Treasury Regulation Section 301.7701-3.

(k)            No Group Company has entered into or requested, or is bound by, (i) any private letter ruling, technical advice memorandum or similar ruling or memorandum with any Taxing Authority with respect to any Taxes; or (ii) any Contract or other agreement or arrangement with any Taxing Authority with respect to Taxes that requires any Person to take, or refrain from taking, any action after the Closing. No power of attorney granted by or with respect to any Group Company in respect of any Taxes is in effect that will not be revoked or cancelled at or prior to the Closing.

(l)              No Group Company (i) is or has been a member of an affiliated, combined, consolidated, unitary or aggregate group that files or has filed (or is or has been required to file) a consolidated or combined Tax Return; or (ii) has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor or by Contract (other than a Contract entered into in the Ordinary Course of Business and not primarily related to Taxes) or otherwise. No Group Company is a party to or otherwise bound by (nor do any of the Group Companies have any obligation under) any Tax Sharing Agreement.

(m)            Each Group Company is in compliance with all state unclaimed property and escheat Laws and has timely and accurately filed all required unclaimed property or escheat reports or Tax Returns, and no Group Company holds amounts of property required to have been remitted or escheated to a Governmental Authority.

(n)            No Group Company directly or indirectly owns, or has ever directly or indirectly owned, an interest in any “controlled foreign corporation” or “passive foreign investment company” within the meanings of Sections 957 and 1297, respectively, of the Code.

(o)            None of the Group Companies or any of their assets is currently entitled or subject to any Tax incentive, deferral, holiday or abatement Contract or other agreement or arrangement with any Governmental Authority or would be subject to any recapture, clawback, termination or similar adverse consequence with respect to any Tax incentive, holiday, credits or other Tax reduction, deferral or abatement Contract or other agreement or arrangement as a result of any of the transactions contemplated by this Agreement.

(p)            Neither the organizational documents of any Group Company formerly classified or treated as a “partnership” for U.S. federal income tax purposes nor any other Contract to which such a Group Company or the Seller is a party restricts making a “push out” election under Section 6226 of the Code with respect to any Group Company formerly classified or treated as a “partnership” for U.S. federal income tax purposes.

Section 3.23.       Environmental Matters. Except as set forth in Section 3.23 of the Disclosure Schedule:

(a)            each Group Company is, and since January 1, 2023, has been, in compliance in all material respects with all applicable Environmental Laws and has obtained and maintained in effect all material Permits required by applicable Environmental Laws to construct the Network and to operate the Business;

(b)            none of the Group Companies have engaged in the unpermitted taking of any species listed as endangered or threatened or otherwise protected under any Environmental Law applicable to any Group Company or their activities, or of the critical habitat of any such species, in any way related to the development, construction or operation of the Network;

(c)            no Hazardous Substances have been Released by any Group Company or, to Seller’s Knowledge, any other Person under circumstances that could reasonably be expected to result in any material liability or obligation of any Group Company under any Environmental Law to investigate or clean-up any such Hazardous Substances or to notify any Governmental Authority about the Release;

(d)            there is no Action, notice, notification, citation, request for information pending or, to the Knowledge of the Seller, threatened, and there is no Order entered, against any Group Company pursuant to any Environmental Law that would reasonably be expected to result in a material liability or obligation of any Group Company; and

(e)            there has been no environmental investigation, assessment, study, audit, test, review or other analysis conducted by the Group Companies or the Seller in relation to the Business of the Group Companies or any property or facility owned, leased or operated by the Group Companies which has not been made available to Purchaser prior to the date hereof.

Section 3.24.       Intellectual Property and Data Privacy/Security.

(a)            Section 3.24 of the Disclosure Schedule contains a true, correct and complete list, as of the date hereof, of all Registered Intellectual Property Rights. None of the Registered Intellectual Property Rights material to the operation of the Business has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of the Seller, all such Registered Intellectual Property Rights are valid and enforceable.

(b)            A Group Company owns the Owned Intellectual Property free and clear of any and all Liens, other than Permitted Liens. To the Knowledge of the Seller, there exist no material restrictions on any Group Company’s disclosure, use, license or transfer of any of the Owned Intellectual Property.

(c)            A Group Company owns or has a valid and enforceable license to use the Licensed Intellectual Property that is necessary for the conduct of the Business.

(d)            To the Knowledge of the Seller, no Group Company, nor any Owned Intellectual Property, has infringed, misappropriated or otherwise violated since January 1, 2023, or is currently infringing, misappropriating or otherwise violating, any Intellectual Property of any Person in any material respect. There is no claim, action, suit, investigation or proceeding pending, or to the Knowledge of the Seller, threatened in writing against any Group Company (i) challenging the validity, enforceability, registrability or ownership of any of the Owned Intellectual Property or (ii) alleging that the use of the Owned Intellectual Property conflicts with, infringes, misappropriates or otherwise violates any Intellectual Property of any Person.

(e)             To the Knowledge of the Seller, since January 1, 2023, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property, and no Group Company has asserted or threatened such a claim against any Person.

(f)             The Group Companies have taken commercially reasonable steps to protect the confidentiality of all trade secrets included in the Owned Intellectual Property or owned by any Person to whom the Company has a confidentiality obligation, and to the Knowledge of the Seller, no such Intellectual Property has been the subject of any unauthorized disclosure.

(g)             The Group Companies have procedures in place designed to provide that all material Intellectual Property conceived or developed by employees performing their duties for or on behalf of the Group Companies is or shall be duly assigned to any Group Company. Each current employee who has contributed to the development of any material Owned Intellectual Property has signed a written agreement pursuant to which such Person assigns to the appropriate Group Company any and all right, title and interest such Person may have in and to any and all such Intellectual Property, except where ownership thereof vests in a Group Company by operation of Law. To the Knowledge of the Seller, no such agreement has been breached or violated.

(h)             To the Knowledge of the Seller, none of the material software (containing confidential source code) included in the Owned Intellectual Property contains any software code that is licensed under any terms or conditions that require that any material proprietary software of a Group Company to be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

(i)               To the Knowledge of the Seller, there are no material viruses, worms, Trojan horses, bombs, backdoors, clocks, timers or similar harmful, malicious or hidden programs in any of the material software included in the Owned Intellectual Property.

(j)              Since January 1, 2023, none of the Group Companies has (i) experienced any material error, disruption, interruption or breakdown in any material IT Asset owned by such Group Company that has had a material impact on any Group Company or (ii) to the Knowledge of the Seller, experienced any material Security Incident in which confidential or sensitive information, payment card data, Personal Information, or other protected information relating to any individual Person was stolen or improperly accessed from such Group Company that would require providing any government entity, regulator or other third party with notice and would reasonably be expected to, individually or in the aggregate, result in Damages to the Group Companies greater than $100,000. The IT Assets (i) operate and perform in all material respects as required by the Group Companies and have not malfunctioned or failed in any material respect since January 1, 2023, (ii) to the Knowledge of the Seller, do not contain unauthorized code or other technological means designed and intended to disrupt, damage or interfere with operation of such IT Assets that would reasonably be expected to, individually or in the aggregate, result in Damages to the Group Companies greater than $100,000, and (iii) to the Knowledge of the Seller, since January 1, 2023, have not experienced any material Security Breach or material Security Incident that would reasonably be expected to, individually or in the aggregate, result in Damages to the Group Companies greater than $100,000. The Group Companies have in place commercially reasonable procedures in accordance with past practice of the Group Companies regarding taking and storing back-up copies of the software and data in the IT Assets, and hardware and software support and maintenance. The Group Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.

(k)             To the Knowledge of the Seller, each Group Company is in compliance and since January 1, 2023 has complied with, in each case, in all material respects, all (i) Laws relating to privacy, data protection and the collection, transfer and use of Personal Information (“Privacy Laws”), (ii) applicable contractual obligations of the respective Group Company regarding Personal Information, (iii) applicable internal privacy policies of the respective Group Company and (iv) applicable privacy policies of the respective Group Company provided to customers. To the Knowledge of the Seller, no material indemnification requests or claims are pending or threatened against any Group Company alleging any violation of Privacy Laws. The Group Companies are each subject to a privacy policy regarding the collection and use of information that identifies, or could reasonably be used to identify, any Personal Information. To the Knowledge of the Seller, no material claim or Action is pending or threatened against any Group Company relating to its use of Personal Information in the conduct of the Business. Neither the execution, delivery nor performance of this Agreement nor the consummation of any of the transactions contemplated hereby will result in any material violation of the Group Companies’ privacy policies applicable to the Business.

(l)              The Group Companies are in compliance in all material respects with a written information security program or programs covering the Business.

Section 3.25.         Related Party Contracts. Except (i) as set forth in Section 3.25 of the Disclosure Schedule, and (ii) for the Transaction Agreements, no Related Party is a party to or otherwise involved, directly or indirectly, in any Contract, transaction or other business dealing with, provides any services to, is owed any money by or owes any money to any Group Company (other than in connection with employment, severance or other similar arrangements with directors, officers, employees or Service Providers of any Group Company), or directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any property, asset or right (whether tangible or intangible) that is used by any Group Company or performs any material service that is used in the Business. On and after the Closing Date, the Group Companies shall have no liabilities under any such Contract, transaction or other business dealing and no Related Party or any Affiliate shall owe any outstanding obligations or payments to the Group Companies.

Section 3.26.         Adequacy of Assets and Network Information.

(a)             Section 3.26(a) of the Disclosure Schedule sets forth a list of the material assets and maps showing in reasonable detail, as of the date hereof, the route and location of the telecommunication networks and related systems (both terrestrial and subsea) (including, without limitation, Network Fiber, buried conduits and aerial pole lines, fiber optic lines and other cabling, regeneration sites, wireless Network Infrastructure and hub sites for interconnections) of the Group Companies as operated for the purposes of the Business (the “Network”). Except as set forth on Section 3.26(a) of the Disclosure Schedule, there are no material Network Infrastructure assets other than any such assets (including Network Fibers) added to the Network after the date of this Agreement. The Network substantially performs the functions which the Network is intended to perform in all material respects. The Group Companies have valid rights of use over all Network Infrastructure assets to operate the Business in all material respects.

(b)             The Group Companies have a network continuation plan available so as to ensure in all material respects the availability of the Network.

(c)             The Network and all Network Infrastructure has been designed, constructed, installed, licensed, operated and maintained in all material respects in accordance with all applicable Laws (including, for the avoidance of doubt, all applicable building, construction and safety codes) and, to the extent applicable, in accordance with the respective specifications of the vendors of all critical components of the Network Infrastructure. The Network and all Network Infrastructure is in proper operating condition, free from all material defects (subject to ordinary wear and tear), and is fit for the purposes for which it is intended.

(d)             Except as set forth on Section 3.26(d) of the Disclosure Schedule, the Network has not, during the past five years preceding the date hereof, suffered any Fiber Outages that were not remedied (so as to not be service-impacting) within 48 hours of such Fiber Outage first occurring. To the Knowledge of the Seller, there are no disputes or challenges to the title and rights of the Group Companies in relation to their ownership or operation of any material part of the Network or the Network Infrastructure. Each of the Group Companies is using components comprised in the Network Infrastructure pursuant to a valid ownership or usage title.

(e)             Except for Permitted Liens, each of the Group Companies has (i) valid title to, or to the extent leased, a valid lease interest, free and clear of all Liens, and (ii) the right to use (including pursuant to IRUs, leases, licenses or swaps) for all purposes for which it is currently being used, and (iii) access rights to the Network Infrastructure. In the past five years preceding the date hereof, no incident has occurred which has materially affected the respective rights of any of the Group Companies with respect to all or any part of the Network Infrastructure.

(f)              The Group Companies have a valid right to use the Network Underlying Rights free and clear of all Liens, except for Permitted Liens, and have held all of the Network Underlying Rights in a manner that does not violate in any material respect the terms of any such Network Underlying Right. The Material Network Agreements constitute all rights necessary to allow the Business to be operated in the Ordinary Course of Business in all material respects.

Section 3.27.         Grant Compliance.

(a)             Section 3.27(a) of the Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of each Broadband Grant received or applied for by any Group Company from a Governmental Authority pursuant to which any Group Company (i) is or would be entitled to receive any funding or financing or other support or benefits or (ii) has any ongoing or outstanding obligations. Other than the Broadband Grants set forth on Section 3.27(a) of the Disclosure Schedule, as of the date hereof, the Group Companies have not applied for or accepted any grants from any Governmental Authority in connection with the construction, maintenance, extension of or modifications to the Network or the Network Infrastructure, or any other network or related network infrastructure.

(b)             True and correct copies of all Grant Documents related to Broadband Grants in excess of $1,000,000 have been furnished to Purchaser.

(c)             In all applications, certifications, progress and financial reports, draw requests, and other submissions, for each of the Broadband Grants set forth on Section 3.27(a) of the Disclosure Schedule, none of the Group Companies or their respective representatives made any untrue or inaccurate statement, misrepresentation or material omission to any Governmental Authority that, if discovered by or disclosed to such Governmental Authority, could reasonably be expected to result in the invalidation, forfeiture or termination of any such Broadband Grant or Grant Agreement, or the clawback, return or reimbursement of all or any portion of the proceeds of any such Broadband Grant.

(d)             The Group Companies have, in all material respects, (i) complied with all provisions of the grant agreements with respect to the Broadband Grants set forth on Section 3.27(a) of the Disclosure Schedule (the “Grant Agreements”) and all applicable Laws, award conditions and program requirements related thereto, and (ii) used all of the proceeds of such Broadband Grants in the manner required or permitted by such Grant Documents.

(e)             None of the Group Companies has received any written notice from any Governmental Authority that (i) any Group Company is not in compliance in any material respect with any provisions of any Grant Agreement or any applicable Laws, (ii) any material cost or disbursement is disallowed or (iii) such Governmental Authority is seeking any clawback, return or reimbursement of all or any portion of the proceeds of any Broadband Grant. To the Seller’s Knowledge, no investigation, audit or review by any Governmental Authority relating to the Broadband Grants is pending or threatened in writing, except as disclosed in Section 3.27(e) of the Disclosure Schedule.

(f)              The material assets acquired or constructed with Broadband Grant funds are accurately identified in Section 3.27(f) of the Disclosure Schedule and are not subject to any Lien in favor of any person other than (i) any security interest or reversionary interest required by the Grant Documents in favor of the United States or a Governmental Authority providing funding under the applicable Broadband Grant, and (ii) Liens permitted under the Grant Documents. No such asset has been sold, transferred, or disposed of in violation of the Grant Documents.

Section 3.28.         Capital Improvements Required by Governmental Authorities. Except as set forth in Section 3.28 of the Disclosure Schedule or pursuant to a Broadband Grant, no Group Company is required by any Governmental Authority to make any changes, upgrades or enhancements with respect to all or any part of the Network Infrastructure.

Section 3.29.         Projected CapEx Schedule. Section 3.29 of the Disclosure Schedule sets forth the status, projected timeline and capital expenditure budget (including the network and facilities required to be built, applicable plan of work, construction milestones, timeline for achievement of the ready for service date, and project costs incurred and budgeted) for any awarded Broadband Grant projects in process, in each case, with respect to the Group Companies, as of the date hereof (the “Projected CapEx Schedule”). The budgeted amounts set forth in the Projected CapEx Schedule have been approved by the board of directors (or similar governing body) of the applicable Group Companies. Except as specifically set forth on the Projected CapEx Schedule, as of the date hereof, there are no grant-related capital expenditure requirements of the Group Companies, and as of the Closing Date, except as specifically set forth in the then-current Update Statement, there are no expected grant-related capital expenditure requirements of the Group Companies.

Section 3.30.         Other Capital Expenditures. Section 3.30 of the Disclosure Schedule sets forth the status and projected timeline and capital expenditure budget for each capital project in process or otherwise required to be completed under any contractual obligation by any of the Group Companies (other than any projects on the Projected CapEx Schedule) as of the date hereof, as well as the amount of the actual capital expenditures for each such capital project made by the Group Companies for the years ended December 31, 2024 and December 31, 2025. The budgeted amounts set forth on Section 3.30 of the Disclosure Schedule have been approved by the board of directors (or similar governing body) of the applicable Group Companies.

Section 3.31.         Customers; Suppliers.

(a)             Section 3.31(a) of the Disclosure Schedule sets forth a true, correct and complete list of the ten largest customers of the Group Companies based on the amounts paid to the Group Companies in respect of the Business during the twelve months ended each of December 31, 2024 and December 31, 2025, showing the approximate total revenues generated by each such customer during such period, together with (to the extent not included in such list) any customers that are party with any of the Group Companies to any IRU or lease with an outstanding term of five years or more (the “Material Customers”). As of the date hereof, none of the Material Customers has delivered a written or oral notice to any of the Group Companies indicating that it has terminated, canceled or materially adversely modified, or has provided written notice of an intention or request to terminate, cancel or materially adversely modify, its business relationship with the Group Companies, and the Seller does not have a reasonable basis to believe that any Material Customer intends to do so.

(b)             Section 3.31(b) of the Disclosure Schedule sets forth a true, correct and complete list of the top ten suppliers of the Group Companies based on the consolidated purchases (whether for goods or services) of the Group Companies for the twelve months ended each of December 31, 2024 and December 31, 2025, showing the approximate total dollar value of such purchases made from each such supplier during such period (the “Material Suppliers”). As of the date hereof, no Material Supplier has delivered a written notice to any of the Group Companies indicating that it has terminated, canceled or materially adversely modified, or has provided written notice of an intention or request to terminate, cancel or materially adversely modify, its business relationship with the Group Companies.

(c)             No rebates (volume or otherwise) are due or payable to any customer of any Group Company, and, except as set forth in the Contracts made available to Purchaser, no discounts or rebates have been promised to any customer of any Group Company.

(d)             No supplier of any Group Company is a sole source supplier, nor during the twelve months preceding the date of this Agreement, has any Group Company been dependent upon any one supplier for more than 10% by value of its purchases (whether for goods or services). Except as set forth on Section 3.31(d) of the Disclosure Schedule, no Material Supplier has failed to deliver or had any material delay in delivering any supplies (whether for goods or services) to any Group Company.

Section 3.32.         Books and Records. The Group Companies are in possession of (i) true, correct and complete minute books and stock record books (or equivalent ownership records) of each of the Group Companies and (ii) all Business Records of the Group Companies.

Section 3.33.         Bank Accounts. Section 3.33 of the Disclosure Schedule lists, as of the date hereof, all banks or other financial institutions with which any of the Group Companies has an account or maintains a lock box or safe deposit box (the “Bank Accounts”), showing (a) the Group Company named on each Bank Account, (b) the type and account number of each Bank Account and (c) the names of the Persons authorized as signatories or to act or deal in relation to each Bank Account.

Section 3.34.         Equity Financing.

(a)             Section 3.34 of the Disclosure Schedule sets forth a true, correct and complete copy of the Equity Commitment Letter. As of the date of this Agreement, the Seller has received the Equity Commitment Letter from the Equity Financing Source. The Equity Commitment Letter provides that Purchaser is an express third-party beneficiary thereto.

(b)             The Equity Commitment Letter is a legal, valid and binding obligation of the Seller and the Equity Financing Source, enforceable in accordance with its terms, subject to the General Enforceability Exceptions. The Equity Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended, supplemented or modified in any respect and no waiver has been granted thereunder, no such amendment, supplement, modification or waiver is contemplated, and no withdrawal, rescission or termination thereof is contemplated. Neither the Seller nor the Equity Financing Source is in breach of any of the terms or conditions set forth in the Equity Commitment Letter.

(c)             The Equity Financing Source has the financial capacity to pay and perform its obligations under the Equity Commitment Letter, and all funds necessary to fulfill its obligations under the Equity Commitment Letter will be available to the Equity Financing Source as long as the Equity Commitment Letter remains in effect.

(d)             To the Knowledge of the Seller, no event or circumstance exists that would prevent the Equity Financing Source from satisfying on a timely basis its commitments under the Equity Commitment Letter.

Section 3.35.         Investment Decision. The Seller is an “accredited investor” as defined in Regulation D of the Securities Act, is able to bear the economic risk of its investment in any GCI Common Stock issuable pursuant to Section 5.17(d) and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of any investment in the GCI Common Stock. The Seller is acquiring any GCI Common Stock for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such GCI Common Stock. The Seller acknowledges that, subject to the terms of the Registration Rights Agreement, any GCI Common Stock issuable pursuant to Section 5.17(d) has not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such GCI Common Stock may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance in all material respects with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 3.36.         Closing Payment Disbursement Schedule. At the Closing, the Closing Payment Disbursement Schedule will contain a true, correct and accurate list of (a) the amounts payable to each Person required to be listed thereon and (b) the account or accounts of each such Person to which payments are due.

Section 3.37.         No Other Representations or Warranties. Except for the representations and warranties contained in Article 4, or as expressly set forth in any other Transaction Agreement or in any certificate delivered by Purchaser in connection with the Closing, the Seller acknowledges that neither Purchaser nor any Person on behalf of Purchaser or any of its Affiliates or its or their Representatives has made or makes, and the Seller expressly disclaims any reliance upon, any other express or implied representation, warranty or other statement with respect to Purchaser or with respect to any other information provided or made available to the Seller in connection with this Agreement or the transactions contemplated hereby.

Article 4
Representations and Warranties Concerning Purchaser

Purchaser represents and warrants to the Seller that the statements contained in this Article 4 are true and correct as of the date hereof and as of the Closing Date except for such representations and warranties as are made only as of a specific date, which shall only be made as of such date:

Section 4.1.           Organization and Good Standing. Purchaser is an entity, duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation.

Section 4.2.           Authorization; Enforceability. Purchaser has all requisite limited liability company power and authority to execute, deliver, and perform its obligations under this Agreement and the other Transaction Agreements to which Purchaser is a party, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and of the other Transaction Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Purchaser, including any necessary approval or consent of its partners, members, stockholders or other equity owners. This Agreement has been, and the other Transaction Agreements to which it is or will be a party shall be, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, shall, upon such execution and delivery hereof and thereof, be the legal, valid and binding obligations of Purchaser hereunder and thereunder, as applicable, enforceable against Purchaser in accordance with its terms, except as limited by the General Enforceability Exceptions.

Section 4.3.           No Conflicts; Consents and Approvals. Neither the execution, delivery and performance of this Agreement by Purchaser, or of the other Transaction Agreements to which it is a party, nor the consummation by Purchaser of the transactions contemplated hereby or thereby, shall: (a) conflict with, violate or result in a breach of any provisions of the certificate of formation or limited liability company agreement (or equivalent organizational documents) of Purchaser; (b) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of a Lien upon any property or assets of Purchaser pursuant to, any material Contract or any approvals, authorizations, consents, licenses, permits or certificates of Governmental Authorities that are required for the operation of the business of Purchaser as presently conducted in all material respects; or (c) subject to obtaining the Closing Regulatory Approvals, violate any material Law or material Order applicable to Purchaser or any of its properties or assets, except in the case of (b) or (c), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4.          Governmental Filings. Except for the Closing Regulatory Approvals or disclosure requirements under securities laws or stock exchange rules, no filing or registration with, notification to, or authorization, consent or approval of any Governmental Authority is required by the Purchaser in connection with (a) the execution, delivery and performance of this Agreement by Purchaser or the other Transaction Agreements to which the Purchaser is a party, or (b) the consummation by Purchaser of the transactions contemplated hereby or thereby, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5.           Litigation.

(a)             There is no Action pending or, to Purchaser’s knowledge, threatened against Purchaser or any of its Affiliates by or before (or, in the case of threatened Actions, that would be before) any Governmental Authority that if determined adversely and in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)             There is no Order outstanding against Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.6.           Brokers. Except for TD Securities (USA) LLC, no broker, finder or similar agent has been employed by, or on behalf of, Purchaser, and no Person with which Purchaser has had any dealings or communications is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

Section 4.7.           No Registration. Purchaser is acquiring the Purchased Securities for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable securities Laws. Purchaser acknowledges that the sale of the Purchased Securities hereunder has not been registered under any securities Laws, and that the Purchased Securities may not be sold, transferred, offered for sale or otherwise disposed of without registration under applicable securities laws or an exemption therefrom.

Section 4.8.           SEC Reports and Financial Statements.

(a)             Since the completion of the spin-off of Purchaser Parent from Liberty Broadband Corporation on July 14, 2025 until the date of this Agreement, Purchaser Parent has timely filed all forms, statements, schedules, reports and other documents required to be filed by it with the SEC (such forms, statements, schedules, reports and other documents filed since July 14, 2025 until the date of this Agreement, the “Purchaser Parent SEC Documents”). As of their respective filing dates or, if amended or supplemented prior to the date hereof, as of the date of the last such amendment or supplement, (A) the Purchaser Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act, and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, in each case as in effect on the date of any such filing, and (B) none of the Purchaser Parent SEC Documents contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading.

(b)             As of the date of this Agreement, the consolidated financial statements (including all related notes and schedules) of Purchaser Parent and its consolidated subsidiaries included or incorporated by reference in the Purchaser Parent SEC Documents when filed or, if amended or supplemented prior to the date hereof, as of the date of (and giving effect to) the last such amendment or supplement, (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and (ii) fairly presented in all material respects the consolidated financial position of Purchaser Parent and its consolidated subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal period-end adjustments and the absence of notes) in conformity with GAAP, in all material respects, during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal period-end adjustments and the absence of notes).

Section 4.9.           Sufficiency of Funds. Purchaser has, or will have at the Closing, sufficient access to cash, available lines of credit and/or other sources of immediately available funds to enable it to make payment of the Closing Payment Amount and the Final NTHE Reimbursement and Purchaser acknowledges and agrees that the availability of funds shall not be a condition to the obligation of Purchaser to consummate the transactions contemplated hereby.

Section 4.10.         No Other Representations or Warranties. Except for the representations and warranties contained in Article 3 or as expressly set forth in any other Transaction Agreement or in any certificate delivered by the Seller in connection with the Closing, Purchaser acknowledges that neither the Seller nor any Person on behalf of the Seller or any of their Affiliates or their Representatives has made or makes, and Purchaser expressly disclaims any reliance upon, any other express or implied representation, warranty or other statement with respect to the Seller or the Group Companies or with respect to any other information provided or made available to Purchaser in connection with this Agreement or the transactions contemplated hereby.

Article 5
COVENANTS

Section 5.1.         Conduct of the Group Companies’ Businesses Prior to the Closing.

(a)             Except: (i) for the matters set forth in Section 5.1(a) of the Disclosure Schedule; (ii) as expressly required by this Agreement; (iii) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned); or (iv) for actions required by applicable Law, in each case, during the period from the date hereof until the Closing, or until such earlier date as this Agreement may be terminated in accordance with its terms (such period, the “Interim Period”), the Seller shall, and shall cause the Group Companies to (A) conduct the business of the Group Companies in the Ordinary Course of Business, (B) maintain and preserve the Group Companies’ present business organizations, and (C) use reasonable best efforts to: (1) maintain in effect all of their respective Material Permits; (2) maintain and preserve the Group Companies’ business relationships and good will with Governmental Authorities, customers, suppliers, lenders and others having material business dealings with the Group Companies; and (3) maintain an appropriate level of working capital for the Group Companies (including with respect to the timing of accounts receivable and payment of accounts payable). Without limiting the foregoing, during the Interim Period, the Seller shall cause the Group Companies to:

(i)             pay their debts and other obligations (including all Regulatory Fees) when due; and

(ii)            use reasonable best efforts to:

(A)             maintain the properties and assets owned, operated or used by the Group Companies (including all components of the Network Infrastructure) in good working order and condition in all material respects, except for ordinary wear and tear;

(B)             enforce, in accordance with their respective terms, all warranties granted in favor of any of the Group Companies in respect to any component of the Network Infrastructure;

(C)              perform in a timely manner all of their obligations under all Material Contracts; and

(D)             comply in all material respects with all applicable Laws;

provided, that, Purchaser’s approval of any action restricted by this Section 5.1(a) shall not be unreasonably withheld, conditioned or delayed and shall be considered granted within ten Business Days (unless a shorter time is reasonably required by the circumstances and is not attributable to a delay caused primarily by the Seller, and such shorter time is specified in the Seller’s notice; provided that in no event will such period be less than four Business Days) after receipt by Purchaser of the Seller’s written notice requesting such consent unless Purchaser notifies the Seller in writing to the contrary during that period. In the event of an emergency threatening life, material property of the Group Companies, the environment or a Fiber Outage, the Seller may take such action as a prudent owner would take under the circumstances and shall use reasonable best efforts to notify Purchaser in writing of such action prior to taking such action, and otherwise shall notify Purchaser promptly thereafter.

(b)             Without limiting the provisions of the foregoing Section 5.1(a), except: (i) for the matters set forth in Section 5.1(b) of the Disclosure Schedule; (ii) as expressly required by this Agreement; (iii) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned); or (iv) for actions required by applicable Law, from the date hereof until the earlier of Closing or the date on which this Agreement may be terminated in accordance with its terms, the Seller shall not, and shall not permit the Group Companies to, take any of the following actions:

(i)            (A) split, combine, subdivide or reclassify any Equity Securities, (B) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Equity Securities of any Group Company, (C) except with respect to Upfront Debt Interest Distributions, set any record dates or payment dates for the payment of any dividends or distributions (whether payable in cash, stock, property or a combination thereof) on any Equity Securities of the Company or (D) enter into any agreement with respect to the voting of its Equity Securities;

(ii)           create any Subsidiary of the Group Companies;

(iii)          adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, spin-off or other reorganization of any Group Company, file a petition in bankruptcy, reorganization or liquidation, under any provisions of applicable Law on behalf of any Group Company or alter through merger, liquidation, reorganization or restructuring the corporate structure of any Group Company;

(iv)          amend, modify or waive any provision of the Company Organizational Documents (other than ministerial changes);

(v)           except as required by a Company Plan as in effect on the date hereof, (A) enter into, adopt or amend any Company Plan or Collective Bargaining Agreement; (B) increase the compensation or benefits provided to any current or former Service Provider, except for increases in compensation or benefits which are made in the Ordinary Course of Business; or (C) amend, terminate, or take any action with respect to any qualified Company Plan that could reasonably be expected to affect qualification, nondiscrimination testing, or aggregation;

(vi)          make any change in financial accounting methods, principles or practices, except as required by a change in GAAP or applicable Law;

(vii)         make any material change to its cash management practices or its policies, practices and procedures with respect to collection or accrual of accounts receivable, establishment of reserves for uncollectible accounts, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, except in the Ordinary Course of Business or as required by a change in GAAP or applicable Law;

(viii)        (A) accelerate, terminate (excluding any expiration in accordance with its terms), cancel, renew, amend, grant a waiver under or otherwise modify any Material Contract in any material respect other than, in each case, in the Ordinary Course of Business, (B) enter into any Contract that would constitute a Material Contract if in effect as of the date hereof (unless such Contract would be terminable by the applicable Group Company following Closing without liability) or (C) waive, release or assign any material rights, claims or benefits of any Group Company; provided, that the foregoing shall not limit the ability of any Group Company to renew any Material Contract on substantially similar terms or in a manner consistent with Section 5.17(e) of the Disclosure Schedule; provided, further, that notwithstanding anything in this Agreement to the contrary, in no event shall the Seller permit the Group Companies to enter into any Contract that contains a change of control provision in favor of the other party or parties thereto or would otherwise require a payment or give any right (including a termination right) to such other party or parties in connection with any transaction contemplated by this Agreement;

(ix)           sell, lease, sublease, mortgage, sell and leaseback, transfer, terminate or otherwise dispose of, or grant or permit any Lien (other than Permitted Liens) to encumber any tangible or intangible property or assets of any Group Company (including the applicable Group Company’s interest in any Leased Property, Easements or Network Underlying Rights or any interests therein); or acquire fee title to any real property or acquire, other than in the Ordinary Course of Business, any additional Leases or Easements;

(x)            sell, assign, lease, sublease, license, sublicense or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien (other than Permitted Liens) on, in each case, any Owned Intellectual Property other than licenses or the abandonment of such Intellectual Property, in each case, in the Ordinary Course of Business;

(xi)           enter into a new line of business;

(xii)          purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof;

(xiii)         (A) make or change any Tax election (other than in the Ordinary Course of Business consistent with past practice), (B) change any annual Tax accounting period, (C) adopt or change any method of Tax accounting, (D) amend any Tax Returns or file or surrender a claim for a Tax refund, (E) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment (other than extensions obtained in the Ordinary Course of Business), (F) enter into any closing agreement with a Taxing Authority or settle any examination, audit, proceeding or other action with respect to the Taxes or Tax Returns, (G) agree to any restriction to making a “push out” election under Section 6226 of the Code with respect to any Group Company, or (H) change or file an election to change the Tax classification of any Group Company;

(xiv)        (A) incur, assume, guaranty, endorse or otherwise become responsible for any Indebtedness; (B) guarantee any Indebtedness of any Person that is not a Group Company; or (C) amend, restate, waive or otherwise modify any documentation related to any outstanding Indebtedness (including the Company Credit Agreement);

(xv)         settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that involve only the payment by or to the Group Companies of Damages; provided that any such settlement, compromise or discharge shall not involve any non-monetary relief;

(xvi)        assign, terminate or amend in any material respect any Material Permit, except in the Ordinary Course of Business;

(xvii)       enter into, terminate, or modify, waive or amend, in each case, in any manner that is adverse to the Group Companies, any Related Party Contract, except in the Ordinary Course of Business;

(xviii)       open or close any bank accounts of the Group Companies or execute or modify any general or special powers of attorney of the Group Companies, except in the Ordinary Course of Business;

(xix)         make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions solely among the Group Companies);

(xx)          except with respect to Upfront Debt Interest Distributions, (A) declare, set aside, make or pay any dividend or make any other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the Equity Securities of any Group Company (other than any dividend or distribution by and between Group Companies), (B) redeem, purchase or otherwise acquire, directly or indirectly, any Equity Securities in any Group Company, or (C) propose or commit to take any action described in the foregoing clauses (A) and (B);

(xxi)         (A) withdraw, relinquish or transfer any Broadband Grant set forth in Section 3.27(a) of the Disclosure Schedule, (B) submit any material amendment, re-budgeting, extension of the period of performance, or scope change to any Broadband Grant set forth in Section 3.27(a) of the Disclosure Schedule or (C) accept any new Broadband Grant, in each case other than in the Ordinary Course of Business; or

(xxii)         commit, resolve, agree to take or authorize any of the foregoing actions;

provided, that, Purchaser’s approval of any action restricted by this Section 5.1(b) shall not be unreasonably withheld, conditioned or delayed and shall be considered granted within ten Business Days (unless a shorter time is reasonably required by the circumstances and is not attributable to a delay caused primarily by the Seller, and such shorter time is specified in the Seller’s notice; provided, that in no event will such period be less than four Business Days) of receipt by Purchaser of the Seller’s written notice requesting such consent unless Purchaser notifies the Seller in writing to the contrary during that period. In the event of an emergency threatening life, material property of the Group Companies, the environment or a Fiber Outage, the Seller may take such action as a prudent owner would take under the circumstances and shall use reasonable best efforts to notify Purchaser in writing of such action prior to taking such action, and otherwise shall notify Purchaser promptly thereafter.

Section 5.2.           Prohibition on Transfer of Group Company Equity Securities. During the Interim Period, except to the extent contemplated by this Agreement, the Seller shall not, and shall cause the Group Companies not to, directly or indirectly, (a) transfer, sell, assign, exchange, pledge or otherwise dispose of or encumber any Equity Securities of any Group Company, or enter into any Contract or other arrangement relating thereto or (b) grant any proxies or powers of attorney with respect to any Equity Securities of any Group Company, deposit any such Equity Securities into a voting trust, or enter into a voting agreement with respect to any such Equity Securities, in either case, without the prior written consent of Purchaser in its sole and absolute discretion.

Section 5.3.           Confidentiality; Control and Supervision.

(a)             All information provided or obtained in connection with the transactions contemplated by this Agreement shall, for a period of five years after the date hereof, be kept confidential by the parties in accordance with the Mutual Nondisclosure Agreement, effective as of August 5, 2024, by and between GCI Communication Corp., Purchaser Parent, and Grain Management, LLC, an Affiliate of the Company and the Seller (as so amended and supplemented the “Confidentiality Agreement”) (notwithstanding any termination of the Confidentiality Agreement); provided, however, that any confidentiality obligations of Purchaser and its Representatives, Subsidiaries or Affiliates with regard to information regarding the Group Companies shall terminate at Closing. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall govern. For a 5-year period beginning on the Closing Date, the Seller shall, and shall cause its Affiliates and Representatives to, keep all non-public, confidential or proprietary information in respect of the Group Companies (including “Confidential Information” as defined in the Confidentiality Agreement) (“Group Company Confidential Information”) in confidence and not use or disclose such Group Company Confidential Information, except (w) for information that is available to the public prior to or on the Closing Date or thereafter becomes available to the public (other than as a result of a breach of this Agreement, including this Section 5.3(a)), (x) to the extent the Seller or its Representatives (or any of their Affiliates) must, upon the advice of counsel, disclose the same in any Action brought by it to enforce its rights under this Agreement, or (y) as may be required under applicable Law.

(b)             Nothing contained in this Agreement shall provide Purchaser, directly or indirectly, with any right to control or direct the operation of any Group Company prior to the Closing.

Section 5.4.           Third-Party Consents; Notices. The Seller shall, and shall cause each of the Group Companies to, upon Purchaser’s request, use reasonable best efforts to obtain prior to the Closing, and deliver to Purchaser at or prior to the Closing, all the consents, filings, declarations, registrations and notices required to be obtained by the Seller or any Group Company pursuant to the terms of any (a) Material Contract, (b) Leased Property or (c) Material Easement Agreement in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Material Consents”), using forms reasonably acceptable to Purchaser. The Seller shall, upon Purchaser’s request, promptly cause the Group Companies to send requests for each of the Material Consents to the applicable third parties, using forms reasonably acceptable to Purchaser. The Seller shall not permit the Group Companies to make any payment (other than a payment as expressly required by the terms of the underlying Contract (as in existence as of the date hereof) in order to receive such Material Consent) or otherwise agree to modify, amend or waive any terms of any Contract in order to receive any Material Consent without the prior written consent of Purchaser, which shall not be unreasonably conditioned, withheld or delayed.

Section 5.5.           Regulatory Filings.

(a)             Under the terms and subject to the conditions of this Agreement, each of Purchaser and the Seller shall (and shall cause their respective Controlled Affiliates to) use their respective reasonable best efforts to take, agree to take, or cause to be taken, any and all actions and to do, or cause to be done, any and all things necessary, proper or advisable under any Law or otherwise, so as to, as promptly as practicable, consummate the transactions contemplated by this Agreement, and each such party shall, and shall cause its respective Controlled Affiliates to, cooperate fully to that end.

(b)             Subject to and without limiting the generality of Section 5.5(a):

(i)             Each of Purchaser and the Seller shall use, subject in all respects to Section 5.5(b)(v), its reasonable best efforts to:

(A)             prepare and file Notification and Report Forms pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within 20 Business Days after the date of this Agreement;

(B)             cause the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law as soon as practicable;

(C)             prepare and file or cause to be filed with the FCC all applications and notifications necessary to obtain the FCC Consents within 20 Business Days after the date of this Agreement;

(D)             supply as promptly as practicable any additional information and documentary material that may be reasonably requested or required by any Governmental Authority pursuant to the filing and notifications contemplated in parts (A)-(C) of this subsection and to comply as promptly as practicable with a so-called “Second Request” pursuant to HSR Act from the U.S. Department of Justice or U.S. Federal Trade Commission; and

(ii)           Purchaser shall be solely responsible for the payment of all filing fees required under the HSR Act or any other Antitrust Law.

(iii)           If any Governmental Authority or other third party institutes any Action (whether judicial or administrative) to enjoin, restrain, delay, prohibit, or otherwise prevent the consummation of the transactions contemplated by this Agreement, Purchaser shall (and shall cause its Subsidiaries and Controlled Affiliates to) and the Seller shall (and shall cause its Subsidiaries and Affiliates to) take any and all steps necessary to contest, resist, and defend against such Action. Purchaser’s and the Seller’s obligations under this subsection include:

(A)             defending through litigation on the merits any claim asserted in any court or administrative tribunal by any Governmental Authority or other third party;

(B)             seeking to vacate, reverse, or overturn any stay, restraining order, preliminary injunction, or permanent injunction entered by any court or Governmental Authority; and

(C)             pursuing and defending through the exhaustion of all available appeals, including petitions for certiorari or similar discretionary review.

(iv)          In connection with the efforts referenced in Section 5.5(a) and this Section 5.5(b), Purchaser and the Seller shall use reasonable best efforts to:

(A)             promptly notify the other party of any substantive communication it receives from any Governmental Authority in connection with any of the transactions contemplated by this Agreement and, in the case of written substantive communications, provide copies thereof to the other party;

(B)              cooperate with each other in connection with all aspects of satisfying the conditions set forth in Section 6.1;

(C)              cooperate with each other in connection with any response to any investigation or other inquiry brought by any Governmental Authority in connection with the transactions contemplated by this Agreement and to defend or contest any claim, suit, action or other proceeding brought by a Governmental Authority or other third party that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the transactions described herein;

(D)              provide each other with advance copies and a reasonable opportunity to comment on all material proposed notifications, submissions, filings, applications, undertakings, and information and correspondence proposed to be supplied to or filed with any Governmental Authority, in each case related in any way to any of the transactions contemplated by this Agreement; and

(E)              to the extent permitted by applicable Law, provide a reasonable opportunity to attend and participate in any substantive meetings, discussions, telephone conversations, or correspondence with a Governmental Authority related to such Governmental Authority’s review or approval of the transactions contemplated by this Agreement.

Subject to applicable Law, each party shall, upon request by the other party, furnish the Seller or Purchaser, as applicable, with all information concerning itself, its Controlled Affiliates, officers, directors or equity holders, as applicable, and such other matters or assistance as may be reasonably necessary or advisable in connection with any statement, filing, notice, application or other submission made (or to be made) by or on behalf of Purchaser or the Seller to any Governmental Authority related in any way to any of the transactions contemplated by this Agreement.

Notwithstanding the foregoing, materials required to be provided pursuant to this section may be redacted (1) to remove references concerning the valuation of the Group Companies, (2) as necessary to comply with Contracts, (3) as necessary to comply with applicable Laws (including Antitrust Laws), and (4) as necessary to address reasonable privilege or confidentiality concerns; provided, that each party may further designate competitively sensitive material provided pursuant to this Section 5.5(b)(iv) as “outside counsel only”.

The obligations in this Section 5.5(b)(iv) shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege.

(v)           Notwithstanding any efforts obligations in this Section 5.5, neither Purchaser nor its Affiliates shall be required to:

(A)             propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by order, consent decree, hold separate order, trust or otherwise, the sale, divestiture, license, issuance, disposition or hold separate of such assets, businesses or equity of Purchaser or its Affiliates (including such properties, assets, or operations of the Seller), or otherwise offer or commit to any action, non-action, condition or conduct requirement (including those that limit Purchaser’s or its Affiliates’ freedom of action, ownership or control with respect to, or its ability to retain, hold or operate, any of the businesses, assets, product lines, properties or services of Purchaser or its Affiliates (including such properties, assets, or operations of the Group Companies));

(B)              terminate, relinquish, modify or waive existing relationships, ventures, contractual rights, obligations or other arrangements of Purchaser or its Affiliates (including such properties, assets, or operations of the Seller);

(C)              create any relationships, ventures, contractual rights, obligations or other arrangements on Purchaser or its Affiliates (including such properties, assets, or operations of the Seller);

(D)             enter or offer to enter into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the actions contemplated by the foregoing clauses (A) through (C) or otherwise offer to take or offer to commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, holdings, or assets of Purchaser or its Affiliates or the Seller or their Affiliates; or

(E)              agree to obtain prior approval or other approval from a Governmental Authority, or submit a notification or otherwise notify the Governmental Authority prior to (other than with respect to the transactions contemplated by this Agreement) or to appoint a monitor with respect to, in each case, consummating any future acquisition, merger, or similar transaction.

(vi)          Each of the Seller, in connection with those filings and notifications contemplated in Section 5.5(b)(i), shall not commit to and effect, by consent decree, hold separate order or otherwise, without the prior written consent of Purchaser, any restrictions on the Seller or that would otherwise bind Purchaser after Closing.

(vii)         Notwithstanding anything to the contrary in this Agreement, in connection with (y) those filings and notifications referenced in Section 5.5(b)(i) and otherwise in (z) any communications (whether written or oral), litigation, suits, or actions with a Governmental Authority or other third party relating to (i) the transactions contemplated by this Agreement and (ii) antitrust, communications, or Alaskan regulatory Laws, Purchaser and the Seller shall consult and cooperate with the other party and shall consider in good faith the views of the other party prior to and in connection with any filing, decision pursuant to 16 CFR § 803.12, analysis, appearance, presentation, memorandum, submission, brief, argument, opinion, letter, proposal, motion, or brief or any agreement, arrangement, undertaking, or understanding (oral or written) with any Governmental Authority or other third party; provided, however, that in the event of any disagreement that cannot be resolved following good faith discussion by the parties’ outside legal counsels, the disagreement shall be escalated to each of Purchaser’s and the Seller’s representatives identified in Section 5.5 of the Disclosure Schedule (or their successors) within two Business Days, and the determination of Purchaser’s representative as to strategy shall be final and conclusive, so long as such determination does not otherwise breach any provision in this Agreement.

Section 5.6.           Public Announcements. None of Purchaser, the Seller or any of their respective Affiliates will issue or make any press release or public statement with respect to this Agreement or transactions contemplated hereby without the prior consent of Purchaser, on one hand if the Seller or any of its Affiliates is proposing to issue or make any such press release or public statement, and the Seller, on the other, if Purchaser or any of its Affiliates is proposing to issue or make any such press release or public statement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with, or the rules and regulations of, any national securities exchange, automated inter-dealer quotation system or over-the-counter markets; provided, that the party proposing to issue any press release or similar public announcement or communication in compliance with any such disclosure obligations shall use reasonable best efforts to consult in good faith with the other party before doing so. Notwithstanding the foregoing, after the issuance of any press release or the making of any public statement with respect to which the consultation procedures set forth in this Section 5.6 have been followed, either party may issue such additional publications or press releases and make such other customary announcements without consulting with any other party hereto so long as such additional publications, press releases and announcements do not disclose any information regarding the transactions contemplated by this Agreement beyond the scope of, and are reasonably consistent in tone and tenor with, the disclosure included in the press release or public statement with respect to which the other party had been consulted.

Section 5.7.           Further Assurances.

(a)             On and after the Closing Date, each of Purchaser and the Seller shall use its reasonable best efforts from time to time to execute and deliver at the reasonable request of the other party such additional documents and instruments, and to take, or refrain from taking, such other actions, as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby.

Section 5.8.           Notice; Supplemental Disclosures. Until the Closing, each of Purchaser and the Seller shall promptly notify each other in writing of any material notice or other material communication from any Person asserting that such Person’s consent is required, or that such Person is entitled to compensation or consideration from any of Purchaser, the Seller or any of the Group Companies or any of their respective Affiliates, in connection with the transactions contemplated by this Agreement or the other Transaction Agreements or any material notice, letter or other written communication received from a Governmental Authority relating to the transactions contemplated by this Agreement or the other Transaction Agreements. Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 5.8 shall not provide the other party the right not to effect the transactions contemplated by this Agreement or to assert a claim for breach of this Agreement, except if any other provision of this Agreement would independently provide such right. No such notification shall (i) be deemed to modify, amend or supplement the representations or warranties (including the Disclosure Schedule) or any agreement given or made by a party, (ii) modify the conditions set forth in Article 6 or (iii) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.9.           Tax Matters.

(a)             Preparation of Tax Returns.

(i)             The Seller shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns required to be filed on or prior to the Closing Date by any Group Company with respect to a Pre-Closing Tax Period (a “Seller Return”). All such Tax Returns shall be prepared in accordance with past practices of the applicable Group Company, except as otherwise required by applicable Law or as otherwise expressly provided herein; provided that if there are no applicable past practices, the Seller shall exercise its reasonable discretion in the preparation of such Tax Return.

(ii)            Each Seller Return that is an income Tax Return that has not been filed prior to the date of this Agreement shall be delivered to Purchaser no later than 30 days prior to the due date for filing such Tax Return (taking into account applicable extensions) for Purchaser’s review and comment, and all reasonable comments submitted by Purchaser to the Seller on or before the date that is the later of (1) ten days prior to such due date for filing (taking into account applicable extensions) or (2) 20 days after such Seller Return is delivered to Purchaser shall be incorporated in such Seller Return for original filing; provided that, if such a Seller Return is due (taking into account any applicable extensions) within 30 days after the date of this Agreement, the Seller shall instead provide Purchaser an opportunity to review and comment on such Seller Return that is reasonable under the circumstances.

(iii)           Purchaser shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns required to be filed after the Closing Date by any Group Company with respect to a Pre-Closing Tax Period, including any Tax Returns with respect to a Straddle Period.

(b)             Transfer Taxes. All Transfer Taxes shall be paid 50% by the Seller and 50% by Purchaser. All Tax Returns with respect to Transfer Taxes shall be timely filed by the party responsible for such filing under applicable Law. If Purchaser or any Group Company pays a Transfer Tax at or after the Closing, the Seller will reimburse such Person for the Seller’s share thereof within five Business Days of such Person’s written demand therefor. If the Seller pays a Transfer Tax at or after the Closing, Purchaser will reimburse the Seller for Purchaser’s share thereof within five Business Days of the Seller’s written demand therefor.

(c)             Purchase Price Adjustment. Each of Purchaser and the Seller shall treat any payment made pursuant to Section 2.8(e), Section 2.8(f), Section 5.9, Section 5.16, Section 5.17 or Article 8 as an adjustment to the Closing Payment Amount for all Tax purposes, except as otherwise required by applicable Law, and the relevant party shall bear any applicable Tax consequences resulting from such an adjustment to the Closing Payment Amount, in accordance with the applicable Law.

(d)             Allocation of Taxes.

(i)            For all purposes of this Agreement, the portion of any Taxes for a Straddle Period that are properly allocable to a Pre-Closing Tax Period shall (i) with respect to any Taxes based upon or related to income or other Taxes based on or measured by receipts, payroll, or sales, or other non-periodic Taxes, be deemed equal to the amount that would be payable if the relevant taxable period ended on and included the Closing Date (and for such purpose, the taxable period of any partnership or other pass through entity in which a Group Company owns a beneficial interest shall be deemed to terminate at such time), and (ii) with respect to any property Taxes or other Taxes not described in the foregoing clause (i), be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period.

(ii)            For purposes of allocating to a Pre-Closing Tax Period or Post-Closing Tax Period any franchise Tax or similar Taxes imposed in connection with the right to do business, the taxable period shall mean the accounting period with respect to which the Tax is calculated, and not (if different) the privilege period with respect to which the right to do business is conferred.

(e)             Tax Cooperation. Each of Purchaser, on the one hand, and the Seller, on the other hand, shall provide the other with such information and records, and make such of its officers, directors, employees and agents available, as may reasonably be requested by the other in connection with the preparation of any Tax Return of a Group Company with respect to a Pre-Closing Tax Period or the conduct of any audit or other proceeding relating to Taxes or Tax Returns of a Group Company for any Pre-Closing Tax Period. Without limiting the generality of the foregoing, the Seller shall:

(i)             at the reasonable request of Purchaser, to the extent permitted under applicable Law, cooperate with Purchaser and the Group Companies in causing to be made a timely “push-out” election described in Section 6226 of the Code and the Treasury Regulations thereunder (or any analogous provision of state, local or foreign Law), or causing to be taken any action permitted under Section 6225(c) of the Code and the Treasury Regulations thereunder (or any analogous provision of state, local or foreign Law), with respect to any “imputed underpayment” or adjustment (or portion thereof) relating to any Pre-Closing Tax Period for which the applicable Group Company was treated as a partnership for applicable tax purposes (including by exercising any Contract rights of the Seller to compel such an election or action);

(ii)            at the reasonable request of Purchaser, cooperate with Purchaser and the Group Companies in causing the revocation of any designation of, or obtaining the resignation of, any Partnership Representative or any Designated Individual for any of the Group Companies for any Pre-Closing Tax Period for which such Group Company was treated as a partnership for applicable tax purposes and in causing the designation or appointment of a replacement Partnership Representative and/or Designated Individual, in each case of Purchaser’s choosing (including, in each case, by exercising any Contract rights of the Seller to compel such action); and

(iii)          cause to be promptly provided to Purchaser any notices, correspondence or written communication with respect to the Group Companies received from a Governmental Authority by the Seller.

(f)             Tax Treatment. Purchaser and the Seller acknowledge and agree that the acquisition of the Purchased Securities pursuant to this Agreement is intended to be characterized and shall be reported for U.S. federal income Tax purposes (and for any applicable state, local or non-U.S. income Tax purposes to the extent permitted under applicable Law) as the sale and purchase of the assets (other than Equity Securities of any Person that is a disregarded entity for U.S. federal income tax purposes) of the Company and the Subsidiaries of the Company that are treated as disregarded entities for U.S. federal income tax purposes (collectively, the “Tax Allocation Assets”) in accordance with Section 1001 of the Code.

(g)             Company Asset Valuations.

(i)            For U.S. federal income (and applicable state and local) Tax purposes, the parties agree that the Final Closing Payment Amount (and other items constituting consideration for U.S. federal income Tax purposes) (the “Closing Consideration”), will be allocated among the Tax Allocation Assets in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder.

(ii)           After the Closing, Purchaser shall prepare an allocation of the Closing Consideration among the Tax Allocation Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, and the methodology set forth in Exhibit E (the “Allocation”). Purchaser shall deliver the Allocation to the Seller for approval no later than 90 days following the determination of the Final Closing Payment Amount in accordance with Section 2.8.

(iii)          Purchaser and the Seller will work together in good faith to agree upon a final Allocation within 60 days following the Seller’s receipt of Purchaser’s Allocation or such longer period as mutually agreed to by Purchaser and the Seller (the “Allocation Negotiation Period”). If Purchaser and the Seller reach agreement on an Allocation within the Allocation Negotiation Period (such Allocation, the “Final Allocation”), each party shall, and shall cause each of its Affiliates to, (1) file all Tax Returns and other applicable Tax documents in all respects consistent with the Final Allocation, (2) not take any position for Tax purposes (whether in Tax proceedings, Tax Returns, or otherwise) that is inconsistent with the Final Allocation and (3) promptly advise the other parties regarding the existence of any Tax proceeding related to the Final Allocation and reasonably cooperate in good faith in responding to any such Tax proceeding; provided, however, that nothing in this Agreement will prevent a party or any of its Affiliates from negotiating, compromising or settling any proposed deficiency or adjustment or other Tax proceeding based upon or arising out of the Allocation, and no party or its Affiliates will be required to litigate before any Governmental Authority any proposed deficiency or adjustment or other Tax proceeding challenging the Allocation, as applicable. If Purchaser and the Seller are not able to reach mutual agreement on a Final Allocation within the Allocation Negotiation Period, each party shall be entitled to determine its own Allocation.

(h)            Tax Sharing Agreements. Prior to the Closing, the Seller shall (and shall cause its Affiliates, including the Group Companies, to) take such actions as may be necessary to (i) terminate any and all Tax Sharing Agreements between a Group Company, on the one hand, and the Seller or its Affiliates (other than a Group Company), on the other hand, and (ii) pay, settle or otherwise discharge any amounts due under any such Tax Sharing Agreement.

(i)              Tax Forms. If any IRS form delivered pursuant to Section 2.5(c) expires or becomes obsolete or inaccurate in any respect prior to the final payment of the Purchase Price, the Seller shall promptly provide to Purchaser an updated IRS Form W-9 (or equivalent form) reasonably satisfactory to Purchaser.

(j)              Tax Actions. From and after the Closing until the determination of the Final Closing Payment Amount pursuant to Section 2.8, without the consent of the Seller (not to be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall not permit any of its Affiliates (including any Group Company) to (i) make any Tax election with respect to a Group Company in a manner that would increase the Taxes of a Group Company, (ii) amend any Tax Return of a Group Company in a manner that would increase the Taxes of a Group Company, (iii) initiate any voluntary disclosure with respect to Taxes of a Group Company, or (iv) voluntarily approach a Governmental Authority with respect to Taxes of a Group Company, in each case, with respect to any Tax period (or portion thereof) ending on or before the Closing Date for a Tax that would be taken into account in the calculation of the Final Closing Payment Amount. Other than as contemplated under this Agreement (or any other Contract with the Seller) or as required by Law, Purchaser shall not, and shall not permit any of its Affiliates (including the any Group Company) to, take any action with respect to a Group Company outside the Ordinary Course of Business on the Closing Date after the Closing that would reasonably be expected to increase the amount of Taxes directly imposed on the Seller.

Section 5.10.         Access to Information; Retention of Business Records and Access to Business Records.

(a)             From the date hereof until the Closing, subject to any applicable Law, upon reasonable prior notice, the Seller shall, and shall cause the Group Companies to, provide Purchaser and its Representatives with reasonable access during normal business hours and in such a manner as not to interfere with the normal operations of the business of the Seller or the Group Companies to (i) such information (including financial information) to the extent relating to the business, properties, assets, operations and personnel of the Group Companies; (ii) members of senior management of the Group Companies as the parties may reasonably agree whose assistance and expertise is reasonably necessary to assist Purchaser in connection with Purchaser’s preparation to integrate the Group Companies, in each case, as Purchaser or its Representatives may reasonably request and (iii) the premises, including the Leased Property, personal property, Network Infrastructure, IT Assets and information technology systems and other assets of the Group Companies.

(b)             Without limiting the generality of the foregoing, during the Interim Period, subject to any applicable Laws, the Seller shall provide Purchaser Parent and its Affiliates (each such entity, an “Applicable Reporting Company”) with reasonable access to the financial information of the Business as such Applicable Reporting Company may reasonably require in order to obtain or develop historical or pro forma financial information and other disclosures required by such Applicable Reporting Company to comply with its public reporting obligations under the Securities Act, the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, including but not limited to the requirements of Form 8-K, Form S-3, Rule 3-05 of Regulation S-X, Article 11 of Regulation S-X and any related interpretive guidance promulgated by the SEC, including in connection with any report required to be filed under the Exchange Act (each, an “Exchange Act Report”) or any registration statement (including any pre- or post-effective amendment thereto or any prospectus or prospectus supplement in respect thereof, each a “Registration Statement & Prospectus”), it being understood that such reporting obligations are the sole obligation of such Applicable Reporting Company. All information received by Purchaser, such Applicable Reporting Company, or their respective Representatives pursuant to this Section 5.10 shall be governed by the terms of the Confidentiality Agreement. The Seller shall (i) provide reasonable cooperation in connection with the preparation of each Exchange Act Report and Registration Statement & Prospectus, including providing reasonable access to auditors, employees, books and records, and any financial data reasonably requested by Purchaser Parent or such Applicable Reporting Company in connection therewith, but solely if any such information or cooperation (A) is necessary to include in an Exchange Act Report or Registration Statement & Prospectus and (B) reasonably obtainable by the Seller, and (ii) use reasonable best efforts to cause the Group Companies’ independent public accountants to provide any consent necessary for the filing of such documents (at the sole expense of Purchaser) with respect to financial information for time periods before the Closing relating to the transactions contemplated by this Agreement included as part of such documents. Notwithstanding the foregoing, Purchaser shall not be required to reimburse the Seller or any Group Company for any costs and expenses incurred by the Seller or any Group Company with respect to financial statements, financial information or other materials (x) prepared prior to the date hereof that may be used in connection with the preparation of any Exchange Act Report or Registration Statement & Prospectus or (y) prepared after the date hereof (1) in connection with the requirements of applicable Law or (2) in the Ordinary Course of Business. Purchaser shall indemnify and hold harmless the Seller and, prior to the Closing, the Group Companies from and against any and all Damages suffered or incurred by them in connection with the matters described in this Section 5.10(b) or any action taken by them pursuant to the requirements of this Section 5.10(b) or requested of them by Purchaser in connection with the matters contemplated by this Section 5.10(b), except to the extent suffered or incurred as a result of the gross negligence or Fraud of the Seller or, prior to the Closing, any Group Company.

(c)             Nothing in this Section 5.10 or Section 5.12 will require the Seller or any Group Company to (i) engage in any action that would, in the good faith determination of the Seller, unreasonably interfere with the business or operations of a Group Company, (ii) cause any representation or warranty in this Agreement to be breached, (iii) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (iv) provide any information the disclosure of which is prohibited or restricted under applicable Law or any binding agreement with a third party or is legally privileged or consists of attorney work product (provided that (A) no such obligation shall be entered into primarily because of this sentence and (B) the Seller shall cause the Group Companies to notify Purchaser in writing of the nature of the information that is not being provided on the basis of such Law, binding agreement, legal privilege or attorney-client privilege solely to the extent the Group Companies are able to do so without violating the applicable obligation or compromising privilege), (v) require the Group Companies to take any action that will conflict with or violate their Company Organizational Documents as in effect on the date hereof, any Laws or result in a violation or breach of, or default under, any agreement to which the Group Companies are a party as of the date hereof, (vi) require the Seller or any Group Company to pay any commitment or other similar fee prior to the Closing or incur any other liability or other obligation prior to Closing or have any obligation of the Seller or any Group Company under any agreement, certificate, document or instrument (other than this Agreement) be effective until the Closing, (vii) cause any director, officer, employee or stockholder of the Seller or any Group Company to incur any personal liability, (viii) provide access to or disclose information that is subject to attorney-client privilege of the Company or any of its Subsidiaries or cause a violation of applicable Law or confidentiality obligation, (ix) disclose information that would reasonably be likely to cause significant competitive harm to the Group Companies or Business if the transactions contemplated hereby are not consummated or, in the reasonable opinion of the Seller’s outside counsel, would otherwise create material risk from an antitrust or competition Law point of view, (x) disclose information that constitutes a trade secret, or (xi) disclose information or provide access to any Person that is not bound by the terms of a confidentiality agreement. Notwithstanding the foregoing, Purchaser shall have the right to perform or conduct customary cybersecurity testing on the IT Assets and information technology systems of the Group Companies.

(d)             After the Closing, until the later of at least (i) the sixth anniversary of the Closing Date and (ii) the statute of limitations (including extensions thereof) pertaining to the retention or management of the applicable records, Purchaser shall cause the Group Companies to, hold at least one copy of all Business Records relating to the conduct of the Business or the Group Companies on or before the Closing Date and not to destroy or dispose of such copy for such period of time from the Closing Date as may be required by applicable Law. From and after the Closing, subject to any applicable Law, Purchaser shall, and shall cause its Subsidiaries, including the Group Companies, to, at the Seller’s expense, (A) give the Seller and its Representatives reasonable access to the Business Records of the Group Companies relating to the conduct of the Business and the Group Companies on or before the Closing Date during normal business hours and upon reasonable prior written notice and permit the Seller or its Representatives to make copies of such records, in each case at no cost to the Seller (other than for reasonable out-of-pocket expenses), (B) furnish to the Seller and its Representatives such financial and operating data and other information relating to the conduct of the Business and the Group Companies on or before the Closing Date, and (C) cause the employees, counsel, auditors and other Representatives of Purchaser and its Subsidiaries, including the Group Companies, to cooperate with the Seller and its Representatives, in each case, to the extent reasonably requested by the Seller in connection with accounting, Tax, legal defense and other similar needs; provided, that the access to such Business Records will not be permitted if such access would (1) in the reasonable opinion of Purchaser’s outside counsel, disclose information that would create material risk from an antitrust or competition Law point of view, (2) disclose information subject to attorney-client privilege, (3) disclose information that constitutes a trade secret or (4) disclose information or provide access to any Person that is not bound by similar terms as the Confidentiality Agreement.

(e)             After the Closing and until the later of the sixth anniversary of the Closing Date, the Seller shall reasonably cooperate with Purchaser and the Group Companies in connection with any audit or inquiry by a relevant Governmental Authority relating to any Broadband Grant awarded to any of the Group Companies during the pre-Closing period.

(f)              The Seller shall use commercially reasonable efforts to deliver to Purchaser: (i) with respect to each interim quarterly period (other than the fourth fiscal quarter of any fiscal year) following QSH Parent Holdco, LLC’s fiscal years ended December 31, 2025 and December 31, 2026, unaudited consolidated statements of financial position, statements of profit or loss and other comprehensive income, statements of changes in equity and cash flow statement for QSH Parent Holdco, LLC and its Subsidiaries within 45 days after the end of each such quarterly period; and (ii) if the Closing has not occurred on or before February 28, 2027, a copy of the 2026 Audited Financial Statements within 90 days after the end of fiscal year 2026, which in each case shall fairly present, in all material respects, the financial condition and results of operations of the Group Companies as of the dates indicated therein and for the periods covered thereby, in accordance with GAAP.

(g)             For a period of six years after the Closing Date, to the extent that any Business Records have not already been provided to the Group Companies or Purchaser and which are in the possession or control of Seller or its Affiliates, the Seller shall, and shall cause each of their Affiliates to (i) give Purchaser and the Group Companies reasonable access to such Business Records during normal business hours and upon reasonable prior notice or (ii) as soon as reasonably practicable upon the reasonable written request of the Purchaser, furnish to the Group Companies and Purchaser copies of such Business Records.

Section 5.11.         Termination of Certain Arrangements.

(a)             Effective prior to the Closing, the Seller (on its own behalf and on behalf of its Affiliates) shall, and shall cause each of its Affiliates to, terminate, cancel, retire, or otherwise extinguish all Related Party Contracts (other than the Continuing Arrangements) and the Contracts listed in Section 5.11(a) of the Disclosure Schedule (collectively, the “Terminated Agreements”), without any continuing liability (contingent or otherwise) of any Group Company thereunder. On the Closing Date, any accounts payable and accounts receivable existing between the Seller or any of its Affiliates (other than the Group Companies), on one hand, and any of the Group Companies, on the other hand, pursuant to any of the Terminated Agreements shall be settled or otherwise extinguished, and all amounts due thereunder shall be fully paid by the Seller or any of its Affiliates (other than the Group Companies) and any of the Group Companies, as applicable.

(b)             The Seller, on behalf of itself and its Affiliates, agrees not to exercise any termination right under any Continuing Arrangement that may arise as a result of the consummation of the transactions contemplated hereby, including any right to terminate as a result of a change of control of any Group Company pursuant to the transactions contemplated by this Agreement. The Seller agrees to deliver to Purchaser at or prior to Closing any Consents required under the terms of the Continuing Arrangements in connection with the transactions contemplated hereby, in a form reasonably satisfactory to Purchaser.

Section 5.12.         Financing Matters.

(a)             During the Interim Period, if Purchaser or any of its Affiliates decides to obtain any financing (such financing, the “Financing”), the Seller shall, and shall cause the Group Companies to, use commercially reasonable efforts to provide, and to use commercially reasonable efforts to cause their respective Representatives to provide, to Purchaser or any of its Affiliates such cooperation as may be reasonably requested by Purchaser or any of its Affiliates to assist it in arranging such Financing, which cooperation shall include, but not be limited to:

(i)            furnishing to Purchaser promptly such financial information regarding the Seller and the Group Companies as may be reasonably requested (and updated as reasonably requested) by Purchaser or any of its Affiliates to consummate the contemplated Financing, including data and other information (including preliminary or “flash” information) that would be included customarily in marketing materials and offering documents for such Financing, and all information and data that would be reasonably necessary for an independent accountant or auditor to issue customary “comfort letters” (including “negative assurance” comfort);

(ii)           promptly providing assistance and information necessary to prepare pro forma financial statements of Purchaser or its Affiliates giving effect to the transactions contemplated in this Agreement (for the avoidance of doubt, neither the Seller nor the Group Companies shall be responsible for preparing such pro forma financial statements);

(iii)          participating in a reasonable number of meetings, presentations and due diligence sessions in connection with the Financing, in each case at reasonably mutually agreed times, and with reasonable advanced notice;

(iv)          assisting with the preparation of and commenting on rating agency presentations, roadshow presentations, offering memoranda (including any customary private placement memorandum or prospectus), bank information memoranda and similar documents required in connection with the Financing;

(v)           providing customary authorization letters authorizing the distribution of information regarding the Seller and the Group Companies to prospective lenders or investors;

(vi)           causing the Seller and the Group Companies’ independent accountants and/or auditors to provide customary cooperation with such Financing (including providing and consenting to the use of their audit reports relating to the Seller and the Group Companies’ financial statements and providing any requested “comfort letters” (which shall include customary “negative assurance” comfort));

(vii)         providing customary representation letters to the extent required by accountants in connection with the Financing;

(viii)        furnishing Purchaser such documentation and information as may be reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act, in each case to the extent requested in writing at least ten Business Days prior to the Closing; and

(ix)           cooperating in the reasonable and customary due diligence of the Group Companies by any financing sources providing such Financing (or their legal advisors).

(b)             Notwithstanding the foregoing: (i) such requested cooperation (x) shall not unreasonably interfere, in the reasonable judgment of the Seller in consultation with Purchaser, with the ongoing operations of the Seller, the Group Companies or any of their respective Subsidiaries and (y) shall not cause any director, officer or employee or stockholder of any Group Company to incur any personal liability in his or her capacity as such, (ii) nothing shall require, and in no event shall the commercially reasonable efforts of the Seller or the Group Companies be deemed or construed to require, the Seller or any Group Company to (x) take any action that will conflict with or violate any applicable Law or (y) execute or enter into, or perform, any agreement with respect to the Financing that is not conditioned upon or only effective as of the occurrence of the Closing, and (iii) neither the Seller, the Group Companies nor any of their Subsidiaries shall be required to provide any cooperation to the extent such cooperation would cause a breach of this Agreement or any other Material Contract to which the Seller or any Group Company is a party on the date of this Agreement.

(c)             Purchaser shall from time to time, promptly upon request by the Seller or any Group Company, reimburse the Seller and the Group Companies for all reasonable and documented out-of-pocket costs and expenses incurred by the Seller or any Group Company made solely in connection with the financing cooperation contemplated by this Section 5.12 to the extent such costs or expenses are incurred by the Seller or any Group Company after the date of this Agreement; provided that Purchaser shall not be required to reimburse the Seller or any Group Company for any costs and expenses incurred by the Seller or any Group Company with respect to financial statements, financial information or other materials (x) prepared prior to the date hereof that may be used in connection with any financing contemplated by this Section 5.12 or (y) prepared after the date hereof (1) in connection with the applicable requirements of applicable Law or (2) in the Ordinary Course of Business (including, for the avoidance of doubt, the financial statements and information contemplated by Section 5.10(a)).

(d)             The Seller, for themselves and on behalf of each of the Group Companies, hereby expressly (i) authorize the use of the financial statements and any other financial information provided by the Seller or the Group Companies under this Section 5.12 for purposes of any Financing and (ii) consent to the reasonable use of the Group Companies’ logos in connection with the Financing contemplated by this Section 5.12 so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect any Group Company or the reputation or goodwill of any Group Company and their respective marks.

(e)             Purchaser shall indemnify and hold harmless the Seller and, prior to the Closing, the Group Companies from and against any and all Damages suffered or incurred by them in connection with the matters described in this Section 5.12 or any action taken by them pursuant to the requirements of this Section 5.12 or requested of them by Purchaser in connection with the matters contemplated by this Section 5.12, except (x) to the extent suffered or incurred as a result of the willful misconduct, gross negligence or Fraud of the Seller or, prior to the Closing, any Group Company or (y) to the extent such Damages is in connection with a material breach by the Seller or, prior to the Closing, any Group Company, of this Section 5.12.

(f)            Upon reasonable request of the Seller or any Group Company, the Seller or Group Company and its legal counsel will be given reasonable opportunity to review and comment upon excerpts of any materials prepared in connection with the Financing that include information about the Seller or any Group Company or their respective businesses.

Section 5.13.        Repayment of Indebtedness.

The Seller and the Group Companies shall deliver or cause to be delivered drafts of the Debt Payoff Letter(s) to the Purchaser and its counsel at least ten Business Days prior to the Closing Date and the Seller and the Group Companies shall respond in good faith to the comments of Purchaser and its counsel with respect to the Debt Payoff Letter(s). At least three Business Days prior to the Closing Date, the Seller shall, and shall cause the Group Companies to, deliver to Purchaser executed copies of Debt Payoff Letter(s) with respect to each outstanding Funded Indebtedness (which effectiveness may be subject to delivery of funds as arranged by Purchaser pursuant to Section 2.2). The Seller shall, and shall cause the Company and its Subsidiaries to, take all actions necessary to effect the termination and payoff of Funded Indebtedness on the Closing Date, including the cash collateralization, termination or replacement of all letters of credit outstanding thereunder in connection with the Closing.

Section 5.14.        Employment Matters.

(a)            No later than 30 days prior to the anticipated Closing Date, Purchaser may elect to deliver to the Seller a list of employees of the Group Companies whose employment will not continue following the Closing. The Seller shall cause the applicable Group Company to terminate the employment of each such employee effective as of no later than the day immediately prior to the Closing Date.

(b)            During the Interim Period, upon reasonable prior notice to the Seller, Purchaser may solicit employees of the Group Companies for potential continued employment or a consulting arrangement with the Group Companies (or with Purchaser or its Affiliate) commencing on the Closing Date. The Seller agrees to cooperate and assist with Purchaser’s reasonable requests to communicate with such employees in connection with such solicitation. Each such employee who receives and accepts an offer for such continued employment and commences such continued employment on the Closing Date is referred to herein as a “Continuing Employee.” With respect to each such employee who does not receive and accept an offer for such continued employment, on Purchaser’s written notice to the Seller delivered no later than five Business Days prior to the anticipated Closing Date, the Seller shall cause the applicable Group Company to terminate the employment of such employee effective as of no later than the day immediately prior to the Closing Date.

(c)            Each (i) employee of a Group Company whose employment was terminated prior to the Closing Date in accordance with Section 5.14(a) or (ii) Continuing Employee whose employment is terminated by a Group Company (or Purchaser or its Affiliate) on or within 90 days after the Closing Date shall be eligible for severance benefits on the terms set forth in Section 5.14(c) of the Disclosure Schedule. With respect to each such terminated Continuing Employee, promptly (and in all events within ten Business Days) after Purchaser provides the Seller with written notice of such Continuing Employee’s termination, the Seller shall reimburse Purchaser for the full amount of such severance benefits, along with the employer portion of any employment, payroll or similar Taxes attributable to such amount and any other costs or expenses reasonably incurred by any Group Company following the Closing relating to or in connection with such termination of employment; provided, that the Seller shall not be required to reimburse any such amounts to Purchaser to the extent such amounts were included as Company Transaction Expenses or Closing Indebtedness; provided, further, that the Seller shall not be required to reimburse Purchaser for any such amounts, and any such reimbursement payment previously made by the Seller shall be promptly refunded by Purchaser, if Purchaser rehires or retains in any service provider capacity (other than pursuant to a Consulting Agreement) any such terminated Continuing Employee within six months following the termination date.

(d)            Unless otherwise instructed by Purchaser, effective as of no later than the day immediately prior to the Closing Date, the Seller shall take all actions necessary to terminate each Company Plan that is entered into, sponsored, maintained, contributed to, or required to be contributed to, by a Group Company, including to fully vest all participant accounts under the Company 401(k) Plan. All resolutions, notices, participant communications or other documents issued, adopted or executed in connection with the termination of such Company Plans shall be subject to Purchaser’s prior review and reasonable approval.

(e)            The Seller and the Group Companies shall be responsible for providing a COBRA notice to each employee of a Group Company whose employment terminates prior to the Closing Date. Purchaser shall be responsible for providing a COBRA notice to each Continuing Employee whose employment terminates on or after the Closing Date.

(f)            Notwithstanding anything in this Section 5.14 to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Company Plan or any employee benefit plan of Purchaser or any of its Affiliates, or shall limit the right of Purchaser or any of its Affiliates to amend, terminate or otherwise modify any Company Plan or other employee benefit plan following the Closing Date. The Seller and Purchaser acknowledge and agree that all provisions contained in this Section 5.14 are included for their sole benefit, and that nothing in this Section 5.14, whether express or implied, shall create any third-party beneficiary or other rights: (i) in any other Person, including any Service Provider, any participant in any Company Plan or employee benefit plan of Purchaser or any of its Affiliates, or any dependent or beneficiary thereof, or (ii) to continued employment with Purchaser or any of its Affiliates or to any particular term or condition of employment.

(g)            During the Interim Period, the Seller shall promptly notify Purchaser in writing if any Group Company hires any Service Provider or terminates the employment or engagement of any Service Provider.

Section 5.15.        Intercompany Debt. Unless otherwise agreed by the parties, prior to Closing, the Seller shall cause all outstanding Indebtedness owed by the Group Companies to the Seller or their Affiliates to have been repaid or contributed to capital, such that no Group Company shall remain liable for any amount with respect to or in connection with such Indebtedness.

Section 5.16.        NTHE Reimbursement.

(a)            The Seller shall cause the Group Companies to use reasonable best efforts to (i) (A) purchase and make any and all capital commitments and capital expenditures (whether by way of purchase, lease or otherwise) in amounts and at times and for purposes consistent in all material respects with the Ordinary Course of Business on the date of this Agreement as described in the Projected CapEx Schedule, and (B) take all actions required to be taken in order to execute and effectuate the Projected CapEx Schedule, (ii) operate in accordance with the Projected CapEx Schedule, and otherwise use reasonable best efforts to take all actions required to be taken in order to execute and effectuate the Projected CapEx Schedule and (iii) not materially deviate from the Projected CapEx Schedule (with respect to the schedule for completion of any particular project, amounts of capital commitments or capital expenditures, or otherwise), in each case without the prior written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned); provided, that such prior written consent of Purchaser shall not be required to the extent that the Seller’s failure to comply with any provision of this Section 5.16(a) is due to project delays outside the reasonable control of the Seller and the Group Companies, and the Group Companies shall be permitted to make additional capital expenditures in the Ordinary Course of Business.

(b)            The Seller shall prepare and deliver to Purchaser at the Closing a written statement (the “NTHE Initial Statement”) containing the Seller’s good faith calculations of (i) the Projected NTHE CapEx, (ii) the amount of NTHE CapEx incurred by the Group Companies prior to the Closing and (iii) the Estimated NTHE Reimbursable Amount, if any, together with reasonable supporting detail. During the 20-day period after the Closing Date, Purchaser shall have the opportunity to provide to the Seller any comments regarding the NTHE Initial Statement, and the Seller shall consider in good faith any comments to the NTHE Initial Statement provided by Purchaser during such period. Each of Purchaser and the Seller shall use its reasonable best efforts to resolve any objections raised by Purchaser regarding the NTHE Initial Statement as promptly as practicable, but in any event within 25 calendar days after the Closing Date. Thereafter, the Seller shall promptly (but in any event within 25 days after the Closing Date) deliver to Purchaser an updated NTHE Initial Statement containing updated calculations.

(c)            Within 30 calendar days after the Closing Date, Purchaser shall pay to the Seller an amount of cash (the “Estimated NTHE Reimbursement”) equal to the lesser of (i) the Estimated NTHE Reimbursable Amount and (ii) the amount of NTHE CapEx incurred by the Group Companies prior to the Closing, in each case as determined based on the latest NTHE Initial Statement delivered by the Seller pursuant to Section 5.16(b); provided, that if any Closing Date Shortfall Amount remained after the application of Section 2.4(c), then the Seller shall not be entitled to, and Purchaser shall not be obligated to pay, any Estimated NTHE Reimbursement.

(d)            Within 90 calendar days after the Closing Date, Purchaser shall notify Seller in writing of whether Purchaser agrees with the Seller’s calculation of the amount of NTHE CapEx incurred by the Group Companies prior to the Closing, as set forth in the latest NTHE Initial Statement. If Purchaser agrees with the Seller’s calculation of the amount of NTHE CapEx incurred by the Group Companies prior to the Closing, as set forth in the latest NTHE Initial Statement, then such determination shall be final and binding upon the parties. If Purchaser does not agree with the Seller’s calculation of the amount of NTHE CapEx incurred by the Group Companies prior to the Closing, as set forth in the NTHE Initial Statement, then Purchaser shall give written notice to the Seller setting forth any objections to such calculation, which notice shall include specific adjustments with reasonable supporting detail that Purchaser proposes be made to the NTHE Initial Statement. In the event Purchaser delivers such notice to the Seller, each of Purchaser and the Seller shall use its reasonable best efforts to resolve such objections within 30 calendar days (or such longer period as they mutually agree) following the receipt by the Seller of Purchaser’s notice of objections. If within 30 calendar days (or such longer period as mutually agreed) after the Seller receives the Purchaser’s notice of objections, Purchaser and the Seller do not agree on the amount of NTHE CapEx incurred by the Group Companies prior to the Closing, then such disputed matters shall be submitted to the Accounting Firm, and the parties shall follow the procedures, terms and conditions set forth in Section 2.8(b) but with respect to the determination of disputes concerning the NTHE Initial Statement rather than with respect to the determination of Disputes concerning the Post-Closing Statement.

(e)            Within five Business Days after the final determination of the amount of NTHE CapEx incurred by the Group Companies prior to the Closing pursuant to Section 5.16(d), the Seller shall pay to Purchaser an amount of cash (the “NTHE Initial True-up”) equal to the excess, if any, of (i) the Estimated NTHE Reimbursement paid by Purchaser to the Seller pursuant to Section 5.16(c) over (ii) the adjusted amount of NTHE CapEx incurred by the Group Companies prior to the Closing as determined pursuant to Section 5.16(d).

(f)            Within 20 calendar days after the NTHE System RFS, Purchaser shall prepare and deliver to the Seller a written statement (the “NTHE Final Statement”) containing Purchaser’s good faith calculations of (i) the Final NTHE CapEx and (ii) the Final NTHE Reimbursable Amount, if any, together with reasonable supporting detail. The “Final NTHE Reimbursement” means the lesser of (A) the Final NTHE Reimbursable Amount and (B) the amount of NTHE CapEx incurred by the Group Companies prior to the Closing.

(g)            The Seller shall have ten calendar days from the receipt of the NTHE Final Statement to review such NTHE Final Statement (including Purchaser’s determination of the Final NTHE Reimbursable Amount). If the Seller has accepted the NTHE Final Statement in writing or has not given written notice to Purchaser setting forth any objections to the NTHE Final Statement, which notice shall include specific adjustments with reasonable supporting detail that the Seller proposes be made to the NTHE Final Statement, prior to the expiration of such ten-day review period, then the NTHE Final Statement shall be final and binding upon the parties. In the event that the Seller objects to the NTHE Final Statement, then each of Purchaser and the Seller shall use its reasonable best efforts to resolve such objections within ten calendar days (or such longer period as they mutually agree) following the receipt by Purchaser of the Seller’s notice of objections. If within ten calendar days after the Seller receives the NTHE Final Statement, Purchaser and the Seller do not agree on the amount of the Final NTHE Reimbursable Amount, then such disputed matters shall be submitted to the Accounting Firm, and the parties shall follow the procedures, terms and conditions set forth in Section 2.8(b) but with respect to the determination of disputes concerning the NTHE Final Statement rather than with respect to the determination of Disputes concerning the Post-Closing Statement.

(h)           If (i) the Final NTHE Reimbursement exceeds the Estimated NTHE Reimbursement (as reduced by the NTHE Initial True-up, if any) (such excess amount, the “NTHE Purchaser Adjustment”), then Purchaser shall pay, or cause to be paid, the NTHE Purchaser Adjustment by wire transfer of immediately available funds to the Seller in accordance with written instructions provided by the Seller; provided, that if any Closing Date Shortfall Amount remained after the application of Section 2.4(c), then the Seller shall not be entitled to, and Purchaser shall not be obligated to pay, any NTHE Purchaser Adjustment; and (ii) the Estimated NTHE Reimbursement (as reduced by the NTHE Initial True-up, if any) exceeds the Final NTHE Reimbursement (such excess amount, the “NTHE Seller Adjustment”), then the Seller shall pay, or cause to be paid, the NTHE Seller Adjustment by wire transfer of immediately available funds to Purchaser in accordance with written instructions provided by Purchaser. Any payment pursuant to this Section 5.16(h) shall be made within five Business Days after the Final NTHE Reimbursement has been determined pursuant to Section 5.16(g).

Section 5.17.        Earn-Out.

(a)            Following the Closing, as additional consideration for the Seller’s sale of the Purchased Securities, the Seller shall be entitled to receive from Purchaser (subject to the satisfaction of the conditions set forth in this Section 5.17) payments of cash or, at Purchaser’s election, GCI Common Stock (the “Earn-out Payments”) as determined in accordance with Section 5.17(b) and Section 5.17(d).

(b)            Earn-out Payments.

(i)            Growth Performance Participation Payments.

(A)            If the Gross Revenue for, (1) if Closing occurs in the calendar year 2026, the calendar year ending December 31, 2027 or (2) if Closing occurs in the calendar year 2027, the period beginning on the Closing Date and ending on December 31, 2027 (the “Initial Earn-out Year”) exceeds the Gross Revenue Threshold with respect to the Initial Earn-out Year, the Seller shall be entitled to receive an Earn-out Payment with respect to the Initial Earn-out Year in an amount equal to 50% of the amount by which the Gross Revenue exceeds the Gross Revenue Threshold in the Initial Earn-out Year from Purchaser.

(B)            If the Gross Revenue for the calendar year ending December 31, 2028 (the “Interim Earn-out Year”) exceeds the Gross Revenue Threshold with respect to the Interim Earn-out Year, the Seller shall be entitled to receive an Earn-out Payment with respect to the Interim Earn-out Year in an amount equal to 50% of the amount by which the Gross Revenue exceeds the Gross Revenue Threshold in the Interim Earn-out Year from Purchaser.

(C)            For the avoidance of doubt, if Gross Revenue for the Initial Earn-out Year or the Interim Earn-out Year is less than the Gross Revenue Threshold in respect of such year, the Seller shall not be entitled to receive any Earn-out Payment for such Initial Earn-out Year or Interim Earn-out Year pursuant to this Section 5.17(b).

(D)            In the event Purchaser or any Group Company actually receives payment for services from any customers that would have otherwise been included in the Gross Revenue calculation for the Initial Earn-out Year, the Interim Earn-out Year or the Final Earn-out Year, as the case may be, following the payment of such Earn-out Year’s Earn-out Payment (a “Late Customer Amount”), provided, that such Late Customer Amount was not otherwise included in such Earn-out Payment, Purchaser shall include a supplemental payment to the Seller accounting for such Late Customer Amount in the next occurring Earn-out Payment (or in the case of the Final Earn-out Year, within one year following the end of the Final Earn-out Year). For the avoidance of doubt, any Late Customer Amount related to the Initial Earn-out Year or the Interim Earn-out Year shall not be taken into account for purposes of the calculation of the Final Earn-out Payment.

(ii)            Final Payment. If the Adjusted Gross Revenue for the calendar year ending on December 31, 2030 (the “Final Earn-out Year” and, together with the Initial Earn-out Year and the Interim Earn-out Year, the “Earn-out Years”) exceeds the Adjusted Gross Revenue Lower Threshold, the Seller shall be entitled to receive an Earn-out Payment (the “Final Earn-out Payment”) from Purchaser with respect to the Final Earn-out Year in an amount determined as follows:

(A)            if the Adjusted Gross Revenue is greater than the Adjusted Gross Revenue Lower Threshold but is less than or equal to the Adjusted Gross Revenue Upper Threshold, an amount equal to 5.0 times the amount by which the Adjusted Gross Revenue exceeds the Adjusted Gross Revenue Lower Threshold in the Final Earn-out Year; or

(B)            if the Adjusted Gross Revenue is greater than the Adjusted Gross Revenue Upper Threshold, an amount equal to $125,000,000, plus 7.0 times the amount by which the Adjusted Gross Revenue exceeds the Adjusted Gross Revenue Upper Threshold in the Final Earn-out Year;

provided, that, notwithstanding the foregoing, the amount of the Final Earn-out Payment will be reduced by an amount equal to the Cumulative Outage Repair Costs.

For the avoidance of doubt, (1) if the Adjusted Gross Revenue for the Final Earn-out Year is less than the Adjusted Gross Revenue Lower Threshold, then the Seller shall not be entitled to receive any Earn-out Payment for the Final Earn-out Year pursuant to this Section 5.17(b) and (2) in no event shall the Seller be entitled to receive a payment under both (A) and (B) of this paragraph.

(c)            Earn-out Statements.

(i)            Initial Earn-out Statement.

(A)            Within 90 days after December 31 of the Initial Earn-out Year, Purchaser shall prepare and deliver to the Seller a statement (the “Initial Earn-out Statement”) containing (x) Purchaser’s good faith determination of the Gross Revenue calculation for the Initial Earn-out Year in a manner consistent with this Agreement and the methodologies and protocols set forth in Schedule EO and (y) the resulting amount of the Earn-out Payment, if any. Purchaser shall, concurrently with the delivery of the Initial Earn-out Statement, deliver to the Seller a report setting forth all Gross Revenue included in the Earn-out Payment, if any, for the Initial Earn-out Year, including a breakdown by service type, in each case, with reasonable supporting detail, substantially in the form of Exhibit F (the “Initial Earn-out Report”).

(B)            The Initial Earn-out Statement shall be final, conclusive and binding against the Purchaser and the Seller, unless within 30 days after receipt of the Initial Earn-out Statement, the Seller elects for the parties to engage the Earn-out Accountant to review the Initial Earn-out Statement by delivery of written notice to Purchaser. The Earn-out Accountant shall review the Initial Earn-out Statement and Initial Earn-out Report to ensure that Initial Earn-out Statement was prepared in a manner consistent with this Agreement and the methodologies and protocols set forth in Schedule EO. The Earn-out Accountant shall promptly render its findings in writing within 30 days of the Earn-out Accountant’s appointment and the Earn-out Accountant shall agree to comply with this schedule before accepting such appointment. However, this time limit may be extended by the Earn-out Accountant for good cause shown, or by mutual agreement of the parties. The Earn-out Accountant’s findings shall be final, conclusive and binding against the Purchaser and the Seller for purposes of the Earn-out Payment for the Initial Earn-out Year, unless within 15 days following the Earn-out Accountant’s determination, either party provides the other a written notice of objection and provides a description with specificity of each item and amount in dispute from the Initial Earn-out Statement as modified by the Earn-out Accountant’s findings (each, an “Initial Earn-out Disputed Item”). Such dispute shall be resolved in accordance with the dispute resolution procedures specified in Section 5.17(c)(v). The fees and expenses of the Earn-out Accountant shall be borne equally by the Purchaser, on the one hand, and the Seller, on the other hand. During the Earn-out Accountant’s engagement, Purchaser, the Seller and their respective Representatives shall each make available to the Earn-out Accountant such information, books and records and work papers as may be reasonably requested by the Earn-out Accountant to fulfill its obligations pursuant to this Section 5.17(c)(i)(B). In making its findings, the Earn-out Accountant shall (i) consider only the items and amounts in the Initial Earn-out Statement in accordance with the definitions provided in this Agreement and the methodologies and protocols set forth in Schedule EO and (ii) act as an accounting expert and not as an arbitrator.

(ii)            Within 90 days after December 31 of each Earn-out Year (other than the Initial Earn-out Year), Purchaser shall prepare and deliver to the Seller a statement (the “Earn-out Statement”) containing (x) Purchaser’s good faith determination of the Gross Revenue or Adjusted Gross Revenue calculation, as the case may be, for the Earn-out Year in a manner consistent with this Agreement and the methodologies and protocols set forth in Schedule EO and (y) the resulting amount of the Earn-out Payment, if any. Purchaser shall, concurrently with the delivery of the Earn-out Statement, deliver to the Seller a report setting forth all Gross Revenue included in the Earn-out Payment, including a breakdown by service type, in each case, with reasonable supporting detail.

(iii)            Until such time as the Initial Earn-out Statement or Earn-out Statement, as applicable, shall become final and binding on the parties in accordance with the terms of this Agreement, Purchaser shall permit the Seller to review, and Purchaser shall make available, the books and records used in the preparation of the Initial Earn-out Statement or Earn-out Statement (including the calculations of Gross Revenue and Adjusted Gross Revenue), as applicable. Purchaser shall provide the Seller timely and reasonable access to such books and records of the Purchaser and the Group Companies, in each case, in connection with the Seller’s review of the Initial Earn-out Statement or Earn-out Statement, as applicable, only upon reasonable prior written notice, during normal business hours; provided, however, that the foregoing will not: (A) interfere with the day-to-day operations of the Purchaser, the Group Companies, or any of their Affiliates or (B) require the Purchaser or the Group Companies to provide access or to disclose information where such access or disclosure would contravene any applicable Law or Contract, would relate to commercially sensitive information absent customary clean team protocols (if necessary), or would result in the waiver of any legal privilege or work-product protection.

(iv)            The Seller shall be entitled to dispute the determination of any amount set forth in the Earn-out Statement if the Seller delivers a written notice (an “Earn-out Objection Notice”) to Purchaser within 30 days after receipt of such Earn-out Statement with respect to which it objects to the determination by Purchaser of such amount and provides a description with specificity of each item and amount in dispute (each, an “Earn-out Disputed Item,” and the date of delivery of such Earn-out Objection Notice to Purchaser, the “Earn-out Objection Date”). If the Seller delivers an Earn-out Objection Notice to Purchaser within such 30-day period, Purchaser and the Seller shall attempt in good faith to agree upon the Earn-out Disputed Items during the period commencing on the Earn-out Objection Date. If Purchaser and the Seller do not agree in writing upon all Earn-out Disputed Items within 30 days after the Earn-out Objection Date, then either Purchaser or the Seller may by written notice to the other parties elect that the Earn-out Disputed Items that have not been previously resolved by written agreement (but no other matters) shall be submitted to the dispute resolution procedures specified in Section 5.17(c)(v).

(v)            Any dispute arising out of or related to this Section 5.17 that is not otherwise resolved in accordance with Section 5.17(c)(i)(B) or Section 5.17(c)(iv), as the case may be, shall be settled by binding arbitration in accordance with the JAMS Comprehensive Arbitration Rules that are in force at the time (the “Rules of Arbitration”) as follows:

(A)            The legal place or seat of such arbitration shall be Delaware. The law of this arbitration clause shall be the law of the State of Delaware. Any physical hearing in such arbitration shall be held in Anchorage, Alaska, provided that the location of any physical hearing shall not change the seat of such arbitration from Delaware. Any witness who is unable or unwilling to travel to Anchorage, Alaska may appear by videoconference at the hearing or by prior recorded and transcribed testimony. The merits hearing shall occur within 150 days after the Preliminary Conference. The language of such arbitration shall be English. Any award shall be final and binding on the parties and may be confirmed in, and judgment upon the award entered by, any state or federal court. The parties consent to the consolidation of arbitrations commenced hereunder in respect of any Earn-out Payments.

(B)            Any dispute subject to arbitration hereunder shall be settled by a panel of three arbitrators (the “Panel”), unless the amount of the dispute is less than $5 million, in which case the Panel shall comprise one arbitrator. In a dispute where the Panel shall comprise three arbitrators, the Seller and Purchaser shall each select one arbitrator within seven Business Days of the commencement of the arbitration. The third arbitrator shall be selected by mutual agreement between the two party-appointed arbitrators within seven Business Days of the appointment of the latter of the two party-appointed arbitrators, and shall be a certified public accountant or have a similar accounting background relevant to the determination of the Earn-out Payments. In a dispute where the Panel shall comprise one arbitrator, the parties shall hold a meeting within seven Business Days of receipt of notice of a request for arbitration to select a mutually acceptable arbitrator not affiliated with Purchaser or the Seller and who shall be a certified public accountant or have a similar accounting background relevant to the determination of the Earn-out Payments. If, in an arbitration with a panel of three arbitrators, the two party-appointed arbitrators are unable to agree on the appointment of the third arbitrator within the time limit set forth above or, in an arbitration with a panel of one arbitrator, the parties are unable to agree upon such an appointment within 30 days of the meeting to select the arbitrator set forth above, the parties shall obtain an odd numbered list of not less than five potential arbitrators with relevant accounting background from the JAMS Seattle office. The Seller, on the one hand, and the Purchaser, on the other hand, shall alternatively strike a single name from the list until only one name remains, with such person to be the arbitrator comprising the Panel. The party that first requested the arbitration shall strike the first name. An arbitrator (whether on a single-member or three-member Panel) shall be neutral and independent.

(C)            In agreeing to the arbitration procedures and rules set forth in this Section 5.17, the parties specifically intend to control and limit the time, money, and other resources committed to resolving any disputes or issues that may arise among them so long as no party is denied a full and fair opportunity to present their case to the Panel. Therefore, the parties specifically waive the discovery rights they might otherwise have under the Rules of Arbitration, or that of the State of Delaware or any other jurisdiction, and instead agree that the Seller, on the one hand, and Purchaser on the other hand, may conduct only the following limited discovery:

(1)            Up to two document production requests, without subparts;

(2)            No interrogatories of other parties; provided that each party shall identify knowledgeable witnesses by employer, job title, last known address, and subject matter of the witness’s knowledge on a mutually agreeable date or, in the absence of agreement, a date determined by the Panel;

(3)            A party shall have the right to conduct one seven-hour deposition of a corporate designee of a party on specific topics designated by the notice party and a seven-hour deposition of each witness designated to testify at the arbitration hearing; and

(4)            Depositions of any expert witnesses, provided, however, that no party may designate or call as witnesses more than two experts.

(5)            No party may file a dispositive motion with the Panel (e.g., motion to dismiss for summary judgment).

(D)            In any arbitration arising out of or related to this Section 5.17, the Panel is not empowered to award punitive or exemplary damages, and the parties waive any right to recover any such damages.

(E)            The parties shall treat the existence of any dispute arising out of or related to this Section 5.17 and any arbitration proceedings as confidential, and the Panel shall have the power to enter appropriate orders of confidentiality enforcing the parties’ agreement that any such dispute and resulting arbitration shall be and remain confidential. Except as may be required by applicable law, or otherwise required by a court or Panel or to enforce or challenge a legal right or an award, the parties undertake to keep confidential the existence, content or results of any arbitration hereunder (including any arbitral orders and awards), and undertake not to disseminate outside the arbitration nor use for any purpose other than the arbitration any documents or information disclosed to them in any such arbitration, without the prior written consent of all the parties concerned; provided that nothing in this paragraph shall prohibit a party from disclosing information to actual or potential witnesses or experts where necessary for their selection or the preparation of any claim or defense in any arbitration. In any filing in a court having jurisdiction relating to any arbitration proceeding or award, the parties shall seek to file under seal and seek to maintain the confidentiality of such information consistent with this paragraph.

(F)            Within 15 Business Days of the Panel’s appointment, Purchaser, on the one hand, and the Seller, on the other hand, shall each prepare and deliver to both the Panel and the other party its last, best offer for the applicable unresolved terms (including proposals for the breakdown of applicable revenue categories) and a memorandum in support thereof. The Panel shall promptly render a written decision within 30 days of the conclusion of the hearing or any supplemental briefing, and the Panel shall agree to comply with this schedule before accepting appointment. However, this time limit may be extended by the Panel for good cause shown, or by mutual agreement of the parties. The Panel shall select the proposal for each unresolved term (including each applicable revenue category, if applicable) that the Panel believes is most consistent with this Agreement and the methodologies and protocols set forth on Schedule EO. The award shall be accompanied by a reasoned opinion.

(G)            The parties acknowledge and agree that all offers, promises, conduct, statements and discussions related to the Earn-out Objection Notice or any Initial Earn-out Disputed Item or any Earn-out Disputed Items, whether oral or written, made within the 30-day period following the Earn-out Objection Date at meetings or otherwise in the course of this dispute resolution process by the Purchaser and the Seller or their Affiliates, or the parties’ or Affiliates’ agents, employees, experts and attorneys are communications made in confidence with the intent of attempting to settle a dispute, will not be disclosed to the Panel and are subject to settlement privilege. Nothing in this subparagraph prevents a party from contemporaneously designating a communication, whether oral or written, as a protected settlement communication protected by a settlement privilege either during or following the 30-day period.

(H)            The fees and expenses of the arbitration, including the fees and other costs charged by the Panel, and other reasonable and documented costs of the party that has prevailed in such arbitration, including reasonable attorneys’ fees, shall be borne by the losing party as designated by the Panel, taking into account to what extent a party prevails on the central claims presented in any dispute, the overall scope of the litigation, the amount in dispute and what was achieved. The Panel may decide, in its discretion, that neither party is the losing party. In the absence of a designation of a losing party, each party shall bear its own costs to prepare for and participate in the arbitration, and the fees and other costs charged by the Panel shall be apportioned among the parties according to the respective percentages of the parties’ proposals selected by the Panel.

(vi)            If (A) no Earn-out Objection Notice is delivered by the Seller within the 30-day period specified in Section 5.17(c)(iv), (B) the Seller confirms in writing to Purchaser that it will not submit an Earn-out Objection Notice or (C) an Earn-out Objection Notice is timely delivered by the Seller, and the Earn-out Disputed Items are resolved by (i) the written agreement of Purchaser and the Seller or (ii) the written determination of the Panel, then the Earn-out Statement, in the case of clause (A) or (B), as delivered to the Seller, or in the case of clause (C)(i) and (ii), as adjusted by the written agreement of Purchaser and the Seller or by the written determination of the Panel (the “Final Earn-out Statement”), shall be final, conclusive and binding against the Purchaser and the Seller. If the Initial Earn-out Statement is subject to the provisions of Section 5.17(c)(v), then the Initial Earn-out Statement, as adjusted by the written determination of the Panel shall be final, conclusive and binding against the Purchaser and the Seller.

(d)            Earn-out Consideration. Following the final determination of the Final Earn-out Statement for any Earn-out Year in which an amount is payable by Purchaser pursuant to Section 5.17(b), Purchaser shall:

(i)            with respect to the Initial Earn-out Year or the Interim Earn-out Year, within five Business Days of such final determination, make a cash payment to the account or accounts designated in writing by the Seller in an amount equal to the Earn-out Payment for such Earn-out Year; and

(ii)            with respect to the Final Earn-out Year, at the option of Purchaser, (A) within five Business Days of such final determination, make a cash payment to the account or accounts designated in writing by the Seller, (B) deliver, or arrange to be delivered, to the Seller Freely Tradeable Shares issued in the name of the Seller, its designees or its successor(s) in interest, as applicable, or into a securities account designated by the Seller, such designees or such successor(s) in interest, as applicable, or (C) any combination of (A) and (B) that Purchaser determines, in any case, in an aggregate amount equal to the Earn-out Payment for the Final Earn-out Year, so long as, to the best of Purchaser’s knowledge, no recipient of such Freely Tradeable Shares and any other Persons whose beneficial ownership of GCI Common Stock would be aggregated with such recipient for purposes of Section 13(d) of the Exchange Act (including shares beneficially owned by any “group” of which such recipient is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein), would exceed 4.9% of the total number of shares of GCI Common Stock issued and outstanding (excluding treasury shares) at such time. For purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the SEC, and the percentage beneficially owned by any Person shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act.

For purposes of this Section 5.17(d)(ii), the value of GCI Common Stock issued and delivered shall be deemed to be equal to (1) the number of shares of GCI Common Stock delivered to the Seller multiplied by (2) the Measurement Price, rounded to the nearest share.

Purchaser shall not be in breach of this Section 5.17(d) as a result of any delay in delivery of shares of GCI Common Stock, provided that Purchaser uses reasonable best efforts to effect delivery of such shares of GCI Common Stock in cooperation with the Seller as promptly as possible.

(e)            Post-Closing Obligations.

(i)            Subject to the terms of this Agreement, following the Closing, Purchaser shall have sole discretion with regard to all matters relating to the operation of its business and the Group Companies; provided, that (A) Purchaser shall agree to offer to enter into contract extensions with those customers who are customers of the Group Companies as of the Closing listed in Section 5.17(e) of the Disclosure Schedule, subject to the limitations therein, (B) Purchaser shall act in good faith and fair dealing in all matters related to the Earn-out and shall not, directly or indirectly, take any action or fail to take any action in bad faith for the specific purpose of avoiding or reducing any of the Earn-out Payments hereunder, (C) Purchaser shall use a similar level of effort and resources to generate revenue for the services set forth on Schedule EO that Purchaser uses and deploys for its own products and services, where such services are, in Purchaser’s reasonable discretion, competitive and the preferred solution relative to alternatives.

(ii)           Following the Closing until the end of the Final Earn-out Year, Purchaser shall:

(A)            use reasonable best efforts to offer the Group Company’s fiber network-enabled solutions to customers where such offerings are, in Purchaser’s reasonable discretion, competitive and the preferred solution relative to alternatives;

(B)            not dispose of or abandon any material asset of the Group Companies in a manner that would adversely reduce any of the Earn-out Payments hereunder; and

(C)            not migrate any Company Customers or Company Pipeline Customers to substitute Purchaser infrastructure in a manner that would reduce any of the Earn-out Payments hereunder.

(iii)            Following the Closing until the end of the Final Earn-out Year, Purchaser and Seller shall cooperate in good faith and use commercially reasonable efforts to obtain insurance for the Group Companies to protect against Cumulative Outage Repair Costs during the Earn-out Years. Seller shall be solely responsible for the payment of all premiums, deductibles, fees and other costs and expenses associated with such insurance (“Outage Insurance Costs”). In connection therewith, the Group Companies shall forward to Seller the invoices for the Outage Insurance Costs, and Seller shall pay such invoices when due.

(f)            Joint Committee.

(i)            Promptly following the Closing, but not later than 30 days following the Closing, the Seller, on the one hand, and the Purchaser, on the other hand, shall each appoint in writing up to three representatives to participate in a joint monitoring committee (the “Joint Committee”).

(ii)           The Joint Committee shall meet every six months during the Earn-out Years (or such other frequency mutually agreed upon by the Seller and Purchaser) to monitor and review the Gross Revenue to-date for the then applicable Earn-out Year. For the avoidance of doubt, the Joint Committee shall have no operating or management authority related to Purchaser or any of its Affiliates, including the Group Companies.

(iii)          Purchaser shall provide to the Joint Committee (A) an annual business plan for the Quintillion Fiber Network, customers and other network assets, in each case, relevant to the Earn-out Payments covering the period beginning July 1st of a calendar year and ending on June 30th of the following calendar year (the “Annual Business Plan”) within 30 days following the date on which the Purchaser finalizes the Annual Business Plan for such year, provided, that no Annual Business Plan is required to be delivered in connection with the Final Earn-out Year, (B) a report, at least five Business Days prior to each Joint Committee meeting, setting forth a summary of any changes to the services provided to customers that may materially impact Gross Revenue as well as any updates on ongoing capital projects, and (C) such other information that Purchaser reasonably determines is related to the calculation of the Gross Revenue during any portion of the applicable Earn-out Year; provided, that Purchaser shall not be required to provide to the Joint Committee any information to the extent that such disclosure would be reasonably likely to: (A) jeopardize any attorney-client or other legal privilege; or (B) contravene any applicable Laws, fiduciary duty or binding agreement. All information and documentation reviewed by or provided to the Seller or its representatives participating in the Joint Committee will be deemed confidential and will be kept confidential in accordance with, and will otherwise be subject to, the terms set forth in Section 5.3(a). If Purchaser believes that any information may constitute material non-public information in respect of Purchaser for purposes of U.S. securities laws, Purchaser may withhold such information until the parties enter into a customary “wall crossing” agreement in respect thereof.

(iv)          The parties intend that the Seller shall use good faith efforts to identify for the Joint Committee matters that may give rise to a potential dispute relating to this Section 5.17, and the parties intend that the Joint Committee shall serve as a forum for good faith resolution of any such disputes prior to any escalation procedures set forth in Section 5.17(c)(iv) and Section 5.17(c)(v).

(g)            The parties understand and agree that (i) the contingent rights to receive any Earn-out Payment shall not be represented by any form of certificate or other instrument, and do not constitute an equity or ownership interest in Purchaser or any of its Affiliates, (ii) the Seller shall not have any rights as a securityholder of Purchaser or the Group Companies as a result of the Seller’s contingent right to receive any Earn-out Payment hereunder and (iii) no interest is payable with respect to any Earn-out Payment prior to the date that the Earn-out Payment is due.

(h)            The Seller acknowledges and agrees that:

(i)            upon Closing, Purchaser and its Affiliates shall have the sole right to operate the Group Companies in any way they deem appropriate, subject to the Purchaser’s obligations in Section 5.17(e),

(ii)           the Earn-out Payments that may become due or payable, (if any) are subject to numerous factors outside the control of Purchaser or the Seller,

(iii)          there is no assurance that the Seller will receive any Earn-out Payment and Purchaser has not projected nor made any representation regarding the likelihood or amount of any Earn-out Payment, and

(iv)          the parties solely intend the express provisions of this Agreement to govern their contractual relationship, including any duties expressly set forth in this Agreement and that Purchaser and its Affiliates owe no express or implied duty to the Seller, and in no case does Purchaser or any of its Affiliates owe to the Seller any fiduciary duty or any other duty implied at law except as expressly set forth in this Agreement.

Section 5.18.        Projected CapEx Schedule.

(a)            During the Interim Period, the Seller shall cause the Group Companies to use reasonable best efforts to comply with the Projected CapEx Schedule, including with respect to the amount and timing of the capital expenditures set forth therein; provided, that the Seller shall not be in breach of such obligation to the extent that any delay in making any scheduled capital expenditure is outside of the reasonable control of the Group Companies, and the Group Companies shall be permitted to make additional capital expenditures in the Ordinary Course of Business. In the case of any material delay in the anticipated completion of, or overrun in the anticipated total capital expenditure to complete, a project in the Projected CapEx Schedule, the Seller shall notify Purchaser in writing as soon as practicable upon determining that such delay or overrun is reasonably likely and shall keep Purchaser apprised of the facts and circumstances causing such delay or overrun and any significant developments in respect thereof.

(b)            The Seller shall deliver to Purchaser (i) at the end of each quarter following the date hereof until the Closing Date and (ii) at least 30 days prior to the Closing Date, a written update (each, an “Update Statement”) on the current status of the projects under development pursuant to the Projected CapEx Schedule, including by reference to the applicable plan of work and construction milestones, timeline for achievement of the ready for service date, project costs incurred and budgeted, any updates to grant award statuses and ongoing grant applications, together with reasonably sufficient detail to support such updates. The Seller shall cooperate in all reasonable respects with Purchaser and its Representatives in their review of such Update Statement, including by providing Purchaser with reasonable access to officers of the Group Companies and reasonably requested information.

Section 5.19.        Projected CapEx Schedule Update.

(a)            No later than 120 days following the Closing Date (the “Updated Projected CapEx Schedule Delivery Date”), Purchaser shall deliver to the Seller a schedule setting forth the status and projected timeline and capital expense budget for all projects listed on the Projected CapEx Schedule (the “Updated Projected CapEx Schedule”). The Updated Projected CapEx Schedule shall be prepared by Purchaser in good faith. Concurrently with the delivery of the Updated Projected CapEx Schedule, Purchaser shall deliver to the Seller reasonable documentation to support the adjustments between the Projected CapEx Schedule, as modified by the Update Statements, and the Updated Projected CapEx Schedule.

(b)            Following the Updated Projected CapEx Schedule Delivery Date until the end of the Final Earn-out Year, Purchaser shall use reasonable best efforts to comply with the Updated Projected CapEx Schedule, including with respect to the amount and timing of the capital expenditures set forth therein; provided, that Purchaser shall not be in breach of such obligation to the extent that any delay in making any scheduled capital expenditure is outside of the reasonable control of Purchaser (including to the extent of any delay or cancellation of any grant funding).

Section 5.20.        Obligations of Purchaser Parent.

(a)            Issuance by Purchaser Parent. In the event that Purchaser elects to satisfy its Earn-out Payment obligation with respect to the Final Earn-out Year by delivery of Freely Tradeable Shares pursuant to Section 5.17(d)(ii) (such shares, “Contingent Stock Consideration”), Purchaser Parent shall promptly issue such Contingent Stock Consideration to the Seller, together with customary evidence of such issuance and the recordation of such issuance on the books and records of Purchaser Parent’s transfer agent.

(b)            Representations of Purchaser Parent. At the time of any issuance of Contingent Stock Consideration in accordance with Section 5.17(d), Purchaser Parent shall provide representations and warranties to the Seller consistent with those set forth in this Section 5.20(b).

(i)            The Contingent Stock Consideration, when issued and delivered by Purchaser Parent in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and non-assessable and free and clear of any Liens.

(c)            Nasdaq Approval. In the event that Purchaser elects to deliver the Contingent Stock Consideration pursuant to Section 5.17(d), Purchaser Parent shall promptly prepare and submit to Nasdaq a listing application covering the Contingent Stock Consideration, and Purchaser Parent shall use its reasonable best efforts to cause the Contingent Stock Consideration to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the expected delivery date.

(d)            Registration Rights Agreement. At the Closing, Purchaser Parent and the Seller shall enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit G (the “Registration Rights Agreement”) providing for the registration for resale of the shares of GCI Common Stock constituting the Contingent Stock Consideration, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

(e)            Restrictive Legend. Subject to the terms of the Registration Rights Agreement, any certificates representing the shares of GCI Common Stock issued and delivered hereunder as Contingent Stock Consideration shall bear the following legend (it being agreed that if such shares are not in certificated form, other appropriate restrictions shall be implemented to give effect to the following):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.

(f)            Legend Removal. If Purchaser Parent issues any Contingent Stock Consideration with a restrictive legend or other similar restrictions pursuant to Section 5.20(e), subject to the holder’s compliance with the provisions and requirements of Rule 144 promulgated under the Securities Act, including receipt of a Representation Letter (as defined below) in connection with each such issuance, Purchaser Parent agrees to assist the holder of such Contingent Stock Consideration with the removal of the restrictive legend or similar restriction from such Contingent Stock Consideration upon reasonable request of Seller, including promptly (i) authorizing and directing upon Purchaser Parent’s receipt of the Representation Letter, Purchaser Parent’s transfer agent to remove the restrictive legends, (ii) obtaining a legal opinion from Purchaser Parent’s authorized counsel at Purchaser Parent’s expense, and (iii) cooperating and communicating with the holder of such Contingent Stock Consideration, its broker and Purchaser Parent’s transfer agent to remove such restrictive legend from such Contingent Stock Consideration as soon as reasonably practicable. In connection with any such legend removal, the holder of such Contingent Stock Consideration shall provide Purchaser Parent any such information that Purchaser Parent, its transfer agent or its counsel reasonably deems necessary to determine that the legend is no longer required under the Securities Act or applicable state laws, including (if applicable) a certification (x) that the holder of such Contingent Stock Consideration is not an Affiliate of Purchaser Parent (and a covenant to inform Purchaser Parent if it should thereafter become an Affiliate and to consent to the notation of an appropriate restriction) and (y) regarding the length of time since the Contingent Stock Consideration were transferred from Purchaser Parent or an Affiliate of Purchaser Parent (it being understood that Purchaser Parent has informed the Seller that Rule 144(d)(3)(iii) shall apply to any Contingent Stock Consideration) (any such certification, a “Representation Letter”).

Section 5.21.        R&W Policy.

(a)            At or prior to the Closing, Purchaser may, at its discretion, obtain a buyer-side representation and warranty insurance policy with respect to the transactions contemplated by this Agreement (the “R&W Policy”).

(b)            Any R&W Policy obtained by Purchaser pursuant to this Section 5.21 shall provide that the insurer shall have no subrogation rights against the Seller except solely in the case of Fraud. Following the Closing Date, Purchaser shall not, without the written consent of the Seller, (i) amend the subrogation or third-party beneficiary provisions of the R&W Policy benefitting the Seller or (ii) otherwise amend or modify the R&W Policy in a manner that is detrimental to the Seller.

(c)            Seller agrees to bear the cost of the R&W Policy, including all premiums, ticking or other similar fees, underwriting fees, commissions, and taxes, in an amount not to exceed $750,000 (the “R&W Insurance Policy Costs”), which amount shall be treated as a Company Transaction Expense. Any costs of the R&W Policy in excess of $750,000 shall be borne by Purchaser.

(d)            Within five days following the date of this Agreement, the Seller shall cause the Company to deliver to the Purchaser and any of its designees, on one or more USB or other electronic storage device(s), complete and accurate electronic copies of all documents in the VDR as of the Upload Deadline, together with a certificate duly executed by an authorized officer of the Company, certifying that such electronic storage device(s) contain complete and accurate electronic copies of all documents in the VDR as of the Upload Deadline.

(e)            Prior to the Closing, the Seller shall, and shall cause the Group Companies to, cooperate with Purchaser’s efforts and provide assistance and information as reasonably requested by Purchaser to obtain the R&W Policy, including in connection with any bring-down conditions or other requirements under the R&W Policy or reasonably requested by the applicable insurer(s).

(f)            Within five days following the Closing Date, the Seller shall (i) submit a request via the VDR provider to deliver to Purchaser and any of its designees, on one or more USB or other electronic storage device(s), complete and accurate electronic copies of all documents in the VDR as of the Closing, and (ii) use reasonable best efforts to deliver to Purchaser a certificate duly executed by an authorized officer of the Seller, certifying that such electronic storage device(s) contain complete and accurate electronic copies of all documents in the VDR as of the Closing.

Section 5.22.        Director and Officer Liability and Indemnification.

(a)            Seller shall cause the Company and its Subsidiaries to obtain, as of the Closing Date, the D&O Tail Policy. The cost, fees and expenses of obtaining the D&O Tail Policy shall be borne by the Seller and treated as a Company Transaction Expense.

(b)            For six years following the Closing, Purchaser shall not, and shall cause the Company and its Subsidiaries not to, amend the rights to exculpation, indemnification and advancement of expenses now existing in their respective certificate of incorporation or bylaws or similar organizational documents in a manner materially adverse to the individuals who on or prior to the Closing Date were directors, managers or officers of the Group Companies (collectively, the “D&O Indemnitees”); provided, that, notwithstanding the foregoing, Purchaser shall be entitled to cause the Company or any of its Subsidiaries to amend their respective organizational documents to provide that a D&O Indemnitee shall not be entitled to advancement, indemnification or exculpation for any claim made pursuant to Article 8 or any Transaction Agreement, except to the extent of amounts actually recovered by the Company under the D&O Tail Policy in connection with any such claim (net of any collection costs, premium increases, retention amounts or self-insured amounts incurred in connection with such recovery).

(c)            Notwithstanding anything herein to the contrary, no D&O Indemnitee shall be entitled to make any claim for indemnification, advancement of expenses, exculpation or contribution from Purchaser or any of its Affiliates or, after the Closing, the Company or any of its Subsidiaries under the applicable organizational documents or any indemnification agreement, arrangement or other understanding, arising out of a claim made pursuant to Article 8 or any Transaction Agreement.

Section 5.23.        Reimbursable Matters. From and after the Closing and until the date of the Final Earn-out Payment, to the extent any cash proceeds are recovered by any of the Group Companies relating to the Specified Matters (other than any amounts recovered by the Group Companies pursuant to Section 8.2), Purchaser shall, or shall cause the Group Companies to, promptly pay such recovered amounts to the Seller, net of any Damages (including collection costs and the amount of any Taxes imposed with respect thereto) incurred or suffered by Purchaser, its Affiliates or the Group Companies in connection with the Specified Matters that are not otherwise recovered pursuant to Section 8.2 of this Agreement.

Section 5.24.        Equity Commitment. The Seller covenants and agrees that, if any equity commitment is contributed or otherwise provided by the Equity Financing Source pursuant to the terms of the Equity Commitment Letter, Seller shall, unless such equity commitment is contributed for the purpose of the Seller’s payment of excess Closing Date Shortfall Amount pursuant to Section 2.4(c), promptly contribute such funds to the Company.

Article 6
Conditions Precedent

Section 6.1.         Conditions to the Parties’ Obligations. Subject to Section 2.3, the respective obligation of each party to consummate the Closing is subject to the satisfaction or waiver, to the extent permitted by applicable Law, on or prior to the Closing Date of the following conditions:

(a)            the regulatory approvals set forth in Section 6.1 of the Disclosure Schedule (the “Closing Regulatory Approvals”) shall have been obtained and any related waiting periods required by Law or any voluntary extensions thereof shall have expired or been terminated.

(b)            No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and would (i) make the Closing illegal or (ii) otherwise prohibit or enjoin the Closing.

Section 6.2.          Conditions to Seller’s Obligations. The obligation of the Seller to consummate the Closing is further subject to the satisfaction or waiver, to the extent permitted by applicable Law, on or prior to the Closing Date, of the following conditions:

(a)            (i) Each of the Purchaser Fundamental Representations shall be true and correct in all respects on the date hereof and at and as of the Closing Date as if made or given on the Closing Date (except for any representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct in all respects as of such date) and (ii) all of the other representations and warranties made by Purchaser in Article 4 (other than the Purchaser Fundamental Representations) shall be true and correct (it being understood that, for purposes of determining satisfaction of this Section 6.2(a), all “materiality,” “material” and “Material Adverse Effect” (which instead shall be read as any adverse effect or change) qualifications contained in such representations and warranties shall be disregarded) on and as of the Closing Date as if made or given on the Closing Date (except for any representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)            Purchaser shall have performed or complied in all material respects with all of its agreements, covenants and obligations set forth in this Agreement, in each case required to be performed or complied with on or prior to the Closing Date.

Section 6.3.        Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the Closing is further subject to the satisfaction or waiver, to the extent permitted by applicable Law, on or prior to the Closing Date, of the following conditions:

(a)            (i) Each of (A) the representations and warranties set forth in Section 3.5, Section 3.8, Section 3.27(d) and Section 3.27(e) shall be true and correct in all respects and (B) the Seller Fundamental Representations shall be true and correct in all respects, other than with respect to any inaccuracies the effect of which is de minimis, in each case on the date hereof and at and as of the Closing Date as if made or given on the Closing Date (except for any representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct in all respects as of such date), and (ii) all of the other representations and warranties made by the Seller and set forth in Article 3 (other than the Seller Fundamental Representations and the representations and warranties set forth in Section 3.27(d) and Section 3.27(e)) shall be true and correct (it being understood that, for purposes of determining satisfaction of this Section 6.3(a)(ii), all “materiality,” “material” and “Material Adverse Effect” (which instead shall be read as any adverse effect or change) qualifications contained in such representations and warranties shall be disregarded, other than in respect of the defined term “Material Contract” or for purposes of Section 3.11(a)) in all respects on and as of the Closing Date as if made or given on the Closing Date (except for any representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except, with respect to this clause (ii), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect.

(b)            The Seller shall have performed or complied in all material respects with all of its agreements, covenants and obligations set forth in this Agreement required to be performed or complied with on or prior to the Closing Date.

(c)           Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)           Purchaser shall have received duly executed copies of the Separation Agreements.

(e)           The fiber network of the Group Companies shall be operational with no Fiber Outages that are not capable of being remedied (so as to not be service-impacting) within 48 hours of the relevant Fiber Outage first occurring.

(f)            The Group Companies shall have completed (in accordance with the project plan set forth on Section 6.3(f) of the Disclosure Schedule) the construction of the Utqiagvik Terrestrial Route and achieved the UTR System RFS.

Section 6.4.          Frustration of Closing Conditions. Neither Purchaser nor the Seller may rely on the failure of any condition set forth in Section 6.2 or Section 6.3, as the case may be, if such failure was primarily caused by such party’s willful and material breach of this Agreement.

Article 7
Termination

Section 7.1.         Termination. This Agreement may be terminated and the transactions contemplated hereby may be terminated and abandoned at any time prior to the Closing:

(a)           by the mutual written consent of the Seller and Purchaser;

(b)           by either the Seller or Purchaser, if the Closing has not occurred on or before the date that is 18 months after the date of this Agreement or such other date that the Seller and Purchaser may agree upon in writing (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party whose breach of or failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)            by either Purchaser or the Seller, if any Governmental Authority shall have issued an Order permanently enjoining, making illegal or prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable;

(d)            by the Seller, if Purchaser is in breach of any of its representations or warranties contained in this Agreement or breaches or fails to perform any of its covenants or agreements contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to the Seller’s obligations to consummate the transactions contemplated hereby set forth in Section 6.2 not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Purchaser by the Seller, cannot be cured or, if capable of being cured, has not been cured within 20 Business Days after receipt of such written notice; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Seller if the Seller is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement so as to cause the conditions to Closing set forth in Section 6.3 not to be satisfied as of such time; or

(e)            by Purchaser, if the Seller is in breach of any of its representations or warranties contained in this Agreement or if the Seller breaches or fails to perform any of its covenants or agreements contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to Purchaser’s obligation to consummate the transactions contemplated hereby set forth in Section 6.3 not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Seller by Purchaser, cannot be cured or, if capable of being cured, has not been cured within 20 Business Days after receipt of such written notice; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Purchaser if Purchaser is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement so as to cause the conditions to Closing set forth in Section 6.2 not to be satisfied as of such time.

The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give written notice of such termination to the other parties in accordance with Section 7.2 and Section 9.2, specifying the provision hereof pursuant to which such termination is effected.

Section 7.2.          Effect of Termination; Procedure.

(a)            Except as set forth in this Section 7.2, if this Agreement is validly terminated pursuant to Section 7.1, this Agreement shall become void and of no effect with no liability or further obligation on the part of any party hereto or any of its Related Parties, except that:

(i)            this Section 7.2, Section 5.3(a) (Confidentiality), Section 5.6 (Public Announcements), Section 9.3 (Fees and Expenses), Article 9 (Miscellaneous) shall survive the termination of this Agreement; and

(ii)            nothing herein, except for and subject in all cases to Section 7.2(b) (including any limitations of liability set forth in Section 7.2(c)), shall relieve any party hereto from liability for any willful breach of any provision of this Agreement or Fraud prior to termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

Notwithstanding the foregoing, the Confidentiality Agreement shall survive any termination of this Agreement in accordance with its express terms. For the avoidance of doubt, no termination of this Agreement will affect the rights or obligations of any party pursuant to the Upfront Debt Financing, which rights, obligations and agreements will survive termination of this Agreement in accordance with, and subject to, the terms of the Debt Documentation.

(b)            In the event (i) this Agreement is validly terminated pursuant to Section 7.1(b) or Section 7.1(c) and (ii) the Seller shall not have breached in any material respect its obligations under Section 5.5 in respect of any Closing Regulatory Approval and (iii) all of the conditions set forth in Section 6.3 have been satisfied or waived, other than any conditions that by their nature are to be satisfied at the Closing, then Purchaser shall be obligated to pay to the Seller a termination fee of $10,000,000 (the “Reverse Termination Fee”). Notwithstanding the foregoing, Purchaser may satisfy its obligation to pay the Reverse Termination Fee pursuant to this Section 7.2(b) by, at Purchaser’s election, either (1) paying to the Seller, by wire transfer of immediately available funds, cash in the amount of the Reverse Termination Fee or (2) causing the Upfront Lender to reduce the outstanding principal amount of the Upfront Debt Financing by the amount of the Reverse Termination Fee, in either case, within five Business Days after the date on which this Agreement is terminated. Purchaser shall notify the Seller in writing of its intent to satisfy its Reverse Termination Fee obligation pursuant to clauses (1) or (2) above within three Business Days after the date on which this Agreement is terminated. An appropriate amendment to the Debt Documentation shall be made reflecting any offset contemplated by this Section 7.2(b), and Purchaser shall cause the Upfront Lender to, and the Seller shall promptly, effectuate such amendment.

(c)            In no event shall Purchaser be required to pay or satisfy the Reverse Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties acknowledge that (i) damages suffered by the Seller in the event that this Agreement is terminated in any of the circumstances described in Section 7.2(b) are impossible or very difficult to accurately estimate and (ii) the Reverse Termination Fee shall constitute liquidated damages and represents the parties’ reasonable forecast of the losses that would be suffered by the Seller in the event that such Reverse Termination Fee becomes payable under the terms of this Agreement, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, upon termination of this Agreement in any of the circumstances described in Section 7.2(b) or at a time when the Seller would have been entitled to terminate this Agreement pursuant to Section 7.1(b), the Seller’s right to receive the Reverse Termination Fee shall be the sole and exclusive remedy of the Seller and its Affiliates against Purchaser, its Affiliates and its and their respective Representatives for any losses or liabilities suffered as a result of the failure of the Closing to be consummated. In the event that the Reverse Termination Fee becomes payable, the payment or satisfaction of the Reverse Termination Fee shall be the Seller’s and their Affiliates’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or any other losses, damages, obligations or liabilities that may be suffered or incurred as a result of, relating to or under this Agreement, or any Transaction Agreements, and the transactions contemplated hereby and thereby, and none of Purchaser, Purchaser Parent or any of their respective Affiliates or any of their respective stockholders, partners, members, or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or any of the Transaction Agreements. The Seller shall not be entitled under any circumstances to obtain both (i) a recovery of monetary damages in the form of the payment or satisfaction of the Reverse Termination Fee, and (ii) specific performance of the consummation of the Closing pursuant to this Agreement.

Article 8
Survival; Indemnification

Section 8.1.          Survival.

(a)            The representations and warranties of the parties contained in this Agreement, or any certificate or other instrument delivered by or on behalf of a party pursuant to this Agreement, shall expire as of the Closing, except in the case of Fraud, which shall survive the Closing.

(b)            All of the covenants and agreements contained in this Agreement or any certificate or other instrument delivered by or on behalf of a party pursuant to this Agreement that are to be performed on or prior to the Closing shall survive until the date that is 12 months after the Closing Date; and all of the covenants contained in this Agreement or any other certificate or other instrument delivered by or on behalf of a party pursuant to this Agreement that, by their nature, are required to be performed after the Closing, shall survive the Closing until fully performed or fulfilled or upon expiration of their respective terms, unless and only to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance (the applicable date on which the representations, warranties, covenants or agreements expire pursuant to Section 8.1(a) or Section 8.1(b), respectively, each a “Survival Expiration Date”).

(c)            Notwithstanding the foregoing, any claim for the breach or inaccuracy of any covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the applicable Survival Expiration Date if notice of such claim shall have been delivered to the party against whom such indemnity may be sought prior to the applicable Survival Expiration Date in accordance with Section 8.6(e). The parties acknowledge and agree that with respect to any claim that any party may have against any other party that is permitted pursuant to the terms of this Agreement, the Survival Expiration Dates set forth and agreed to in this Section 8.1 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable. The parties acknowledge that the statute-of-limitations-based survival periods in Section 8.1(a) and Section 8.1(b) are contractually selected periods and shall not be deemed to incorporate or rely upon any underlying statutory limitations period for purposes of Section 8.1(c).

(d)           Notwithstanding anything to the contrary in this Agreement, the survival periods set forth herein shall not affect, or be construed as limiting, any claim made or available under the R&W Policy.

Section 8.2.          Indemnification by the Seller. Subject to the provisions of this Article 8, effective at and after the Closing, the Seller shall indemnify, defend and hold harmless Purchaser and each of Purchaser’s Affiliates (including, after the Closing, the Group Companies) and their respective officers, directors and employees (collectively, the “Purchaser Indemnitees”) from and against, and shall pay and reimburse any Purchaser Indemnitee for, any and all Damages incurred or suffered by any Purchaser Indemnitee to the extent arising from, consisting of or relating to:

(a)            any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Seller pursuant to this Agreement; and

(b)            those matters set forth on Schedule 8.2.

Section 8.3.          Indemnification by Purchaser. Subject to the provisions of this Article 8, effective at and after the Closing, Purchaser shall indemnify, defend and hold harmless the Seller and the Seller’s Affiliates and their respective officers, directors and employees (collectively, the “Seller Indemnitees”) against, and shall pay and reimburse any Seller Indemnitee for, any and all Damages incurred or suffered by any Seller Indemnitee to the extent arising from or relating to any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Purchaser pursuant to this Agreement.

Section 8.4.          Limitations and Other Matters Relating to Indemnification.

(a)            Except in the case of Fraud, the Seller’s aggregate liability with respect to indemnification obligations pursuant to Section 8.2(a) in respect of the covenants and agreements that are to be performed prior to or at the Closing shall not exceed $30,000,000; provided, that of such amount, (i) the Seller shall not be required to pay an aggregate amount of cash in excess of $15,000,000 and (ii) Purchaser shall have the right to withhold, set-off and deduct from any sum that is or may be owed to the Seller pursuant to Section 5.17 up to an amount equal to $15,000,000 with respect to the excess of any such indemnification obligations above $15,000,000.

(b)           The provisions of this Section 8.4 are not applicable to, and shall not in any way limit, claims under the R&W Policy.

Section 8.5.        No Contribution. The Seller waives, and the Seller acknowledges and agrees that the Seller shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or advancement of expenses or other right or remedy against Purchaser or the Group Companies in connection with any indemnification obligation or any other Damages to which the Seller may become subject under or in connection with this Agreement or any other agreement, document, certificate or instrument delivered to Purchaser in connection with this Agreement. Effective as of the Closing, the Seller expressly waives and releases any and all rights of subrogation, contribution, advancement, indemnification or other claim against Purchaser or the Group Companies.

Section 8.6.          Procedures. Subject to Section 5.9, claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a)            Any Purchaser Indemnitee or Seller Indemnitee claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under this Article 8 shall (i) as promptly as reasonably practicable notify the other party (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party a written notice (a “Claim Notice”) stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure to promptly notify the Indemnifying Party in accordance with this Section 8.6(a) will not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party, except to the extent (A) the Indemnifying Party is prejudiced by the Indemnified Party’s failure to promptly give such notice, or (B) the Indemnified Party fails to notify the Indemnifying Party of such claim prior to the applicable Survival Expiration Date.

(b)           Except as provided in Section 8.6(d), an Indemnifying Party may elect at any time to assume and thereafter conduct the defense of any Third Party Claim with counsel of the Indemnifying Party’s choice and to settle or compromise any such Third Party Claim, and each Indemnified Party shall cooperate in all respects with the conduct of such defense by the Indemnifying Party (including the making of any related claims, counterclaims or cross complaints against any Person in connection with the Third Party Claim) or the settlement of such Third Party Claim by the Indemnifying Party; provided, however, that (i) prior to assuming control of such defense, the Indemnifying Party must furnish the Indemnified Party with reasonably satisfactory evidence that the Indemnifying Party has adequate resources to defend the Third Party Claim and fulfill its indemnity obligations hereunder, and (ii) the Indemnifying Party will not approve of the entry of any judgment or enter into any settlement or compromise with respect to such Third Party Claim without the Indemnified Party’s prior written approval (not to be unreasonably withheld, conditioned or delayed), unless the terms of such settlement provide for a complete release of the claims that are the subject of such Third Party Claim in favor of the Indemnified Party and do not impose any obligation or liability on the Indemnified Party (other than any obligation or liability that is de minimis in nature or obligations or liabilities that are to be satisfied by the Indemnifying Party). If the Indemnified Party gives an Indemnifying Party notice of a Third Party Claim and the Indemnifying Party does not, within 30 calendar days after such notice is given, or if the legal term to provide the response is 20 days or shorter, then within the first half of the legal term to provide such response, (1) give notice to the Indemnified Party of its election to assume the defense of the Third Party Claim and (2) thereafter promptly assume such defense, or is otherwise prohibited from assuming the defense pursuant to Section 8.6(c), then the Indemnified Party may conduct the defense of such Third Party Claim; provided, however, that (x) the Indemnified Party will not agree to the entry of any judgment or enter into any settlement or compromise with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) unless the terms of such settlement provide for a complete release of the claims that are the subject of such Third Party Claim in favor of the Indemnified Party and the Indemnifying Party and do not impose any obligation or liability on the Indemnified Party or the Indemnifying Party (other than any obligation or liability that is de minimis in nature), (y) the Indemnified Party shall retain counsel reasonably acceptable to the Indemnifying Party in connection with such Third Party Claim and the reasonable fees, charges and disbursements of no more than one such counsel per jurisdiction selected by the Indemnified Party shall be reimbursed by the Indemnifying Party, and (z) the Indemnified Party shall keep the Indemnifying Party reasonably informed with respect to such Third Party Claim and cooperate with the Indemnifying Party in connection therewith.

(c)            The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim to the extent (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates or their respective stockholders or Representatives, (iii) the amount of the Third Party Claim, if determined in accordance with the claimant’s demands, would reasonably be expected to result in an aggregate amount of Damages that, when taken together with all other unresolved claims for indemnification by the Purchaser Indemnitees, would constitute an amount that would not be available for recovery under this Article 8, or (iv) there may be one or more defenses or claims available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that the failure to make could reasonably be expected to be materially adverse to the Indemnified Party.

(d)            Notwithstanding the foregoing, (i) the party that is not controlling the defense of any Third Party Claim shall have the right, at its own cost and expense, to participate in the defense of such Third Party Claim with counsel selected by it, and (ii) subject to the requirements of Section 8.6(b), the defense of the matters set forth on Schedule 8.2 as currently in effect on the date hereof shall continue.

(e)            If any Indemnified Party becomes aware of any circumstances that may give rise to a claim for indemnification pursuant to this Article 8 for any matter not involving a Third Party Claim, then such Indemnified Party shall promptly (i) notify the Indemnifying Party and (ii) deliver to the Indemnifying Party a written notice describing in reasonable detail the nature of the claim, describing in reasonable detail the basis of the Indemnified Party’s request for indemnification under this Agreement and including the Indemnified Party’s best estimate of the amount of Damages that may arise from such claim. Failure to promptly notify the Indemnifying Party in accordance with this Section 8.6(e) will not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party, except to the extent (A) the Indemnifying Party is prejudiced by the Indemnified Party’s failure to promptly give such notice or (B) the Indemnified Party fails to notify the Indemnifying Party of such claim in accordance with this Section 8.6(e) prior to the applicable Survival Expiration Date.

(f)            In respect of a Third Party Claim, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its Representatives reasonable access to the books, records, employees and properties of such Indemnified Party to the extent reasonably related to the matters to which the applicable indemnification claim relates. All such access shall be granted during normal business hours and upon reasonable advance written notice and shall be granted under the conditions which shall not unreasonably interfere with the business and operations of such Indemnified Party.

(g)            With respect to any claim for indemnification pursuant to this Article 8, the Indemnified Party shall use commercially reasonable efforts to mitigate any Damages related thereto.

(h)            As of the Closing Date, Purchaser shall be deemed to have submitted a notice of a Third-Party Claim for indemnification pursuant to this Section 8.6 with respect to those matters set forth on Schedule 8.2.

Section 8.7.          Exclusive Remedy(a). Except for (a) equitable relief, (b) the remedies provided to Purchaser or its Affiliates pursuant to the R&W Policy, (c) claims based on Fraud, (d) payment obligations and setoff rights set forth in Section 7.2(b), and (e) post-Closing payment obligations expressly set forth in this Agreement, including as set forth in Section 2.8, Section 5.9, Section 5.14, Section 5.16, and Section 5.17 (in each case, subject to the right to setoff, as applicable, pursuant to Section 9.12), from and after the Closing, this Article 8 will be the sole and exclusive remedies of the parties and any Person claiming by or through any party (including the Indemnified Parties) any Damages for any breach of this Agreement.

Article 9
Miscellaneous

Section 9.1.          Amendments; No Waivers.

(a)            Any provision of this Agreement (including the Disclosure Schedule and the Exhibits, schedules, and annexes hereto and thereto) may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law or in equity.

Section 9.2.          Notices. All notices, consents, requests, demands or other communications required or permitted hereunder shall be: (a) in writing; (b) sent by messenger, certified or registered U.S. mail, a reliable overnight delivery service or e-mail, charges prepaid as applicable, to the appropriate address(es) set forth below; and (c) deemed to have been given on the date of delivery to the addressee (or, if the date of delivery is not a Business Day, on the first Business Day after the date of delivery), as evidenced by: (i) a receipt executed by the addressee (or a responsible Person in his or her office), the records of the Person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, U.S. mail or express delivery service; or (ii) confirmation of transmission or receipt generated by the sender’s computer showing that such communication was sent to the appropriate e-mail address on a specified date, if sent by e-mail. All such communications shall be sent to the following addresses, or to such other addresses as any party may inform the others by giving five Business Days’ prior written notice pursuant to this Section 9.2:

(a)            if to Purchaser or Purchaser Parent or, following the Closing, to the Group Companies, to:

GCI Holdings, LLC

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

Attention: General Counsel

Email: [***]

and

GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

Attention: Legal Department

E-mail: [***]

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza, FL 43

New York, New York 10112

Attention: Jonathan Gordon; James Marshall

Email:	jonathan.gordon@bakerbotts.com;
james.marshall@bakerbotts.com

(b)            if to the Seller or, prior to the Closing, to the Group Companies, to:

Quintillion Networks, LLC

3601 C Street

Anchorage, Alaska 99503

Attention: Chad Crank; George Tronsrue III

Email:  [***]

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

One Oxford Centre, Fl. 32

Pittsburgh, Pennsylvania 15219
Attention: Kimberly Taylor

Email: kimberly.taylor@morganlewis.com

Section 9.3.            Fees and Expenses. Other than as expressly provided in this Agreement, including as specifically set forth in Section 5.5 and Section 5.21(c), all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the transactions contemplated by this Agreement are consummated.

Section 9.4.            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that no party may assign, delegate or otherwise transfer any of its rights or obligations pursuant to this Agreement without the prior written consent of the other party, except that Purchaser may transfer and/or assign any or all of its rights or obligations hereunder to one or more of its Affiliates at any time. Any transfer of rights or obligations in violation of this Section 9.4 shall be null and void.

Section 9.5.            Governing Law. This Agreement, and any and all claims arising directly or indirectly out of or concerning this Agreement (whether based in contract, tort or otherwise) shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware (without regard to the principles of conflicts of Laws that would apply the Laws of any other jurisdiction).

Section 9.6.            Arbitration.

(a)            If any dispute, claim or controversy results from, relates to or arises out of this Agreement, or the breach, termination or validity thereof (any such dispute, claim or controversy, a “Transaction Dispute”), other than those in respect of Section 5.17, which are subject to the dispute resolution procedures set forth therein, the party raising such Transaction Dispute shall promptly give written notice (which written notice shall provide a reasonably detailed explanation of the basis for the Transaction Dispute) to the other parties. The parties shall meet (which may be telephonically or by other audiovisual means) to attempt to resolve such Transaction Dispute within 20 calendar days following the date on which a Party provides written notice to the other Party.

(b)           With respect to any Transaction Dispute not resolved under Section 9.6(a), any party may require that such matter be settled by binding arbitration in accordance with the Rules of Arbitration, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

(c)            The legal place or seat of such arbitration shall be Delaware. The law of this arbitration clause shall be the law of the State of Delaware. Any physical hearing in such arbitration shall be held in Anchorage, Alaska, provided that the location of any physical hearing shall not change the seat of such arbitration from Delaware. The language of such arbitration shall be English. Any award shall be final and binding on the parties and may be confirmed in, and judgment upon the award entered by, any court having jurisdiction.

(d)           Claims shall be heard by a panel of three arbitrators (the “Tribunal”). Within 15 days after the commencement of arbitration, the Seller and Purchaser shall each select one person to act as arbitrator and the two party-nominated arbitrators shall select a third arbitrator within 15 Business Days following their appointment. If the two (2) arbitrators designated by the Seller and Purchaser do not reach an agreement as to their appointment of the third arbitrator within 15 Business Days following the date the second arbitrator is appointed hereunder, then such third arbitrator will be appointed in accordance with the Rules of Arbitration. If there is more than one claimant or more than one respondent, the claimants shall together appoint one arbitrator or the respondents shall together appoint one arbitrator. In the event that claimants cannot jointly agree on an arbitrator or the respondents cannot jointly agree on an arbitrator within the time for appointment, then JAMS Seattle Office shall appoint the members of the Tribunal.

(e)            By agreeing to arbitration, the parties do not intend to forgo any right they may have to seek emergency or interim relief in aid of arbitration or, prior to the Closing, to compel specific performance in accordance with Section 9.11. The Tribunal shall have full authority to grant provisional remedies, to issue interim awards and to award damages for the failure of any party to respect the Tribunal’s orders to that effect. The parties shall treat the existence of any Transaction Dispute and arbitration proceedings as confidential, and the Tribunal shall have the power to enter appropriate orders of confidentiality enforcing the parties’ agreement that any Transaction Dispute and resulting arbitration shall be and remain confidential; provided, that any such confidentiality obligations shall not prohibit disclosure required by applicable Law, court process or by obligations pursuant to any listing agreement with, or the rules and regulations of, any national securities exchange, automated inter-dealer quotation system or over-the-counter markets. This agreement regarding confidentiality, however, shall not restrict in any way any party’s right to pursue enforcement of any partial or final award in a court of competent jurisdiction.

(f)            The Tribunal may order document discovery, including electronic discovery, and may order the parties to make witnesses available for depositions.

(g)            The award shall be made within twelve months of the filing of the commencement of the arbitration, and the arbitrators shall agree to comply with this schedule before accepting appointment; provided, however, that this time limit may be extended by the arbitrators for good cause shown, or by mutual agreement of the parties; provided, further, that equitable relief may be sought or obtained on an accelerated or expedited basis. The award may include equitable relief and shall be accompanied by a reasoned opinion.

(h)           Each of the parties irrevocably and unconditionally submits to the jurisdiction of the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), in any action seeking to compel arbitration under this Section 9.6, for any action to enforce any award rendered in an arbitration brought pursuant to this Section 9.6 and for any action prior to the Closing to compel specific performance pursuant to Section 9.11.

(i)            With respect to any action for which it has submitted to jurisdiction pursuant to this Section 9.6, each party irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 9.2. Nothing in this Section 9.6 shall affect the right of any party to serve process in any other manner permitted by Law. The foregoing consent to jurisdiction shall not (i) constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to this Section 9.6 or (ii) be deemed to confer rights on any Person other than the respective parties to this Agreement.

(j)            TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY

Section 9.7.            Counterparts; Effectiveness. This Agreement may be executed in counterparts (which may be delivered by electronic transmission), all of which together shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.8.            Entire Agreement. This Agreement (including the Disclosure Schedule and the Exhibits, schedules, and annexes hereto and thereto), the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede, cancel and annul all prior agreements, negotiations, correspondence, undertakings, understandings, statements, representations, discussions and any other communications of the parties, whether oral or written, with respect to the subject matter hereof and thereof.

Section 9.9.            Third-Party Beneficiaries. Except as specifically set forth herein, this Agreement is for the sole benefit of the parties and their successors and permitted assigns, and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder.

Section 9.10.          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and in a manner so as to as closely as possible provide the parties with the intended benefits, net of the intended burdens, set forth in any such invalid, void or unenforceable provision.

Section 9.11.          Specific Performance. The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, shall occur in the event that the parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance or other equitable relief on any basis, including the basis that any other party has an adequate remedy at Law or that any award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at Law or in equity. Any party seeking: (a) an injunction or injunctions to prevent breaches of this Agreement; (b) to enforce specifically the terms and provisions of this Agreement; or (c) other equitable relief, shall not be required to show proof of actual damages or to provide any bond or other security in connection with any such remedy. The equitable remedies described in this Section 9.11 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue. For the avoidance of doubt, under no circumstances shall the Seller be entitled to receive both a grant of specific performance to require Purchaser to consummate the Closing and payment of the Reverse Termination Fee.

Section 9.12.          Setoff.

(a)           Other than as expressly provided in this Agreement, including as set forth in Section 2.4(c), Section 2.8(f), Section 7.2(b) and Section 9.12(b), each of the parties acknowledges and agrees (on its own behalf and on behalf of its Affiliates) that it and its Affiliates shall have no right hereunder or pursuant to applicable Law to, and shall not, offset any amounts due and owing (or that becomes due and owing) pursuant to this Agreement or any other Contract to any other party hereto or thereto or such other party’s Affiliates against any amounts due and owing by such other party or such other party’s Affiliates pursuant to this Agreement or any other Contract.

(b)           Notwithstanding Section 9.12(a), Purchaser shall have the right to withhold, set-off and deduct from any sum that is or may be owed to Seller pursuant to Section 5.17 any amount that is payable by the Seller to any Purchaser Indemnitee in respect of any claim for indemnification pursuant to Section 8.2 but has not yet been paid.

Section 9.13.          Release.

(a)            As of the Closing (but only if the Closing actually occurs), the Seller and its Affiliates (each, a “Releasing Seller Person”), hereby release and forever discharge Purchaser and each of its Affiliates (including, as of immediately following the Closing, the Group Companies), successors, assigns, former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys or other Representatives (in each case, solely in their capacities as such) (each, a “Released Purchaser Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any Released Purchaser Person, that any Releasing Seller Person has or ever had, that arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Group Companies; provided, however, that this Section 9.13 does not apply to and shall not constitute a release of (i) claims of Fraud, (ii) any rights or obligations to the extent arising under this Agreement, any other Transaction Agreement or any certificate or other instrument delivered by or on behalf of Purchaser pursuant to this Agreement, (iii) claims covered by the D&O Tail Policy or subject to Section 5.22, (iv) contractual claims or rights under any Continuing Arrangement or (v) claims pursuant to the Escrow Agreement. Each Released Purchaser Person shall be a third-party beneficiary of this Section 9.13(a).

(b)           As of the Closing (but only if the Closing actually occurs),  Purchaser and its Affiliates (each, a “Releasing Purchaser Person”), hereby release and forever discharge the Seller and each of their Affiliates (other than the Group Companies), successors, assigns, former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys or other Representatives (in each case, solely in their capacities as such) (each, a “Released Seller Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any Released Seller Person, that any Releasing Purchaser Person has or ever had, that arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Group Companies; provided, however, that this Section 9.13 does not apply to and shall not constitute a release of (i) claims of Fraud, (ii) any rights or obligations to the extent arising under this Agreement, any other Transaction Agreement or any certificate or other instrument delivered by or on behalf of the Seller pursuant to this Agreement, (iii) claims relating to or in connection with the Upfront Debt Financing, (iv) contractual claims or rights under any Continuing Arrangement, (v) any claims pursuant to the Consulting Agreements, (vi) claims against any Person in such Person’s capacity as an officer, director, employee or independent contractor of any Group Company or (vii) claims pursuant to the Escrow Agreement. Each Released Seller Person shall be a third-party beneficiary of this Section 9.13(b).

Section 9.14.          Disclosure Schedule. Each of the disclosures set forth in the Disclosure Schedule shall clearly indicate the section and, if applicable, the subsection of this Agreement to which it relates. The disclosures with respect to any representation and warranty of the Seller in the Disclosure Schedule shall qualify the Section of this Agreement that corresponds to the Section of the Disclosure Schedule and are to be taken as qualifying and relating to the other representations and warranties by the Seller to the extent the applicability of such disclosure is reasonably apparent on its face. The inclusion of information in the Disclosure Schedule shall not be construed as, and shall not constitute, an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material.

Section 9.15.          Legal Representation of Seller and its Affiliates. Purchaser agrees, on its own behalf and on behalf of its Affiliates, that (a) one or more of the Group Companies and Seller have retained the Law Firms to act as their counsel in connection with the transactions contemplated by this Agreement as well as other past matters, (b) the Law Firms have not acted as counsel for any other Person in connection with the transactions contemplated by this Agreement and no Person other than the Group Companies and Seller has the status of a Law Firm client for conflict of interest or any other purpose as a result thereof, and (c) following the Closing, each Law Firm may serve as counsel to Seller and their Affiliates in connection with any matters related to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, including any litigation, claim, or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by any Law Firm prior to the Closing Date of any Group Company. Purchaser (on behalf of itself and its Subsidiaries) hereby (i) irrevocably waives any claim that it has or may have that any Law Firm has a conflict of interest or is otherwise prohibited from engaging in such representation (to the extent such conflict or prohibition is related to the negotiation, execution or performance of this Agreement) and (ii) agrees that, in the event that a dispute arises after the Closing between Purchaser or any Group Company and the Seller or any of its Affiliates, each Law Firm may represent the Seller or any of its Affiliates in such dispute even though the interests of such Persons may be directly adverse to Purchaser or any Group Company and even though such Law Firm may have represented a Group Company in a matter substantially related to such dispute. Purchaser represents that it has consulted with its own attorney regarding the implications and risks of waiving the right to assert a future conflict against each of the Law Firms, and Purchaser’s consent with respect to this waiver is fully informed. Purchaser (on behalf of itself and its Subsidiaries) also further agrees that, as to all communications prior to the Closing among any of the Law Firms, on the one hand, and the Group Companies, and the Seller or the Seller’s Affiliates and representatives, on the other hand, that relate in any way to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Seller and may be controlled by the Seller and will not pass to or be claimed by Purchaser or any Group Company following the Closing. In addition, if the Closing occurs, all of the client files and records in the possession of any of the Law Firms related to the negotiation, execution and performance of this Agreement or the transactions contemplated hereby will continue to be property of (and be controlled by) the Seller and no Group Company will retain any copies of such records or have any access to them. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any Group Company and a third party other than a party to this Agreement (or an Affiliate thereof) after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by a Law Firm to such third party; provided, however, that no Group Company may waive such privilege without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

Section 9.16.          Non-Recourse. Except in the case of Fraud, this Agreement may only be enforced against, and any claim or suit or cause of action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement or any other Transaction Agreement (including any representation or warranty made in or in connection with this Agreement or any other Transaction Agreement), whether in contract or in tort, in law or in equity or otherwise, may only be brought against the express named parties to this Agreement or other Transaction Agreements (or any successor or permitted assign), as applicable, and then only with respect to the specific obligations set forth herein or therein with respect to such parties to this Agreement or any other Transaction Agreement (in all cases, as limited by the provisions set forth therein). No Person who is not an express named party to this Agreement or any other Transaction Agreement, as applicable, including any past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, or representative of Purchaser, Purchaser Parent, any Group Company, the Seller or any of their respective Affiliates (the “Non-Recourse Parties”), will have or be subject to any liability or indemnification obligation (whether in contract or in tort, in law or in equity, based upon any theory that seeks to impose liability of an entity party against its owners or affiliates, or otherwise) to any other Person resulting from (nor will any party hereto have any claim with respect to) this Agreement, any other Transaction Agreement, or the transactions contemplated herein or therein, including, (i) the distribution to Purchaser, or Purchaser’s use of, or reliance on, any information, documents, projections, forecasts or other material made available to Purchaser in certain “data rooms,” information memorandum, management presentations or in any other form, including meetings, calls or correspondence with management of any Group Company or the Seller or their respective Affiliates or Representatives and whether delivered to or made available prior to or after the date hereof in expectation of, or in connection with, the transactions contemplated by this Agreement, (ii) any claim based on, in respect of, or by reason of, the sale and purchase of the Group Companies, including any alleged non-disclosure or misrepresentations made by any such Persons, or (iii) for any obligations or liabilities otherwise arising under, in connection with or related to this Agreement or any other Transaction Agreement (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement or any such other Transaction Agreement (as the case may be) or the negotiation or execution hereof or thereof, in each case, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise; and each party irrevocably waives and releases all such liabilities and obligations against any such Persons. Each of the Non-Recourse Parties shall be a third party beneficiary of the provisions of this Section 9.16. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, nothing in this Section 9.16 shall limit any liability of (x) the Seller for breaches of the terms and conditions of this Agreement or (y) the respective parties to the other Transaction Agreements for breaches of the terms and conditions therein.

Section 9.17.          Construction.

(a)            The headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. The contents of the Disclosure Schedule and each of the Exhibits, schedules and annexes attached hereto and thereto form an integral part of this Agreement and any reference to “this Agreement” will be deemed to include the Disclosure Schedule and each such Exhibit, schedule and annex.

(b)            As used in this Agreement: (i) the term “including” means “including, without limitation;” (ii) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires; (iii) the words “hereof,” “herein,” and “herewith” and words of similar import shall, unless the context otherwise requires, refer to this Agreement as a whole (including the Disclosure Schedule and the Exhibits, schedules and annexes hereto and thereto) and not to any particular provision of this Agreement, and all references to the preamble, recitals, Sections, Articles, Exhibits or Disclosure Schedule are to the preamble, recitals, Sections, Articles, Exhibits or Disclosure Schedule of, or to, this Agreement; (iv) the word “or” shall not be exclusive; (v) the words “date hereof” shall mean the date of this Agreement as identified above; (vi) all references to “$” or “Dollars” shall refer to U.S. dollars, unless otherwise specified, and all references to “U.S.” are to the United States of America; (vii) to the extent computation of any amounts contemplated by this Agreement include a currency other than U.S. dollars, such amounts shall be converted to U.S. dollars using the U.S. dollar equivalent; (viii) an accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP; (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (x) the words “will” and “will not” are expressions of command and not merely expressive of future intent or expectation; (xi) any reference to any federal, state, local statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder and amendments thereto; (xii) when calculating the number of days before which, within which or following which, any act is to be done or step is to be taken pursuant to this Agreement, the date from which such period is to be calculated shall be excluded from such count; provided, however, that, if the last calendar day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day; (xiii) the measure of a period of one month or year for the purposes of this Agreement shall be the date of the following month or year corresponding to the starting date; provided, however, that, if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1); provided further, that, if the last calendar day of such period is a non-Business Day, then the period in question shall end on the next succeeding Business Day; and (xiv) for the purposes of this Agreement, references to the term “delivered by the Seller,” “delivered by the Company,” “delivered to Purchaser,” “furnished to Purchaser,” “made available to Purchaser” or similar expressions shall mean that the Seller or the Company has: (A) posted such materials to the VDR, in a manner that enables viewing of such materials by Purchaser or its Representatives no later than noon Eastern Prevailing Time two calendar days immediately prior to the date of this Agreement (such time, the “Upload Deadline”) and have remained continuously available since being uploaded; or (B) set forth a copy of such materials in the Disclosure Schedule.

(c)            The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(d)            References to the “Group Companies” shall mean, as the context requires, any member of the Group Companies.

[Signature pages follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed by its authorized signatory as of the date first written above.

SELLER:

Q GATEWAY ULTIMATE HOLDINGS, LLC

By:	/s/ Chad Crank
Name: Chad Crank
Title: Authorized Representative

[Signature Page to Securities Purchase Agreement]

PURCHASER:

GCI HOLDINGS, LLC

By:	/s/ William J. Wailand
Name: William J. Wailand
Title: Senior Vice President, Corporate Development

For the purposes of Section 5.20 only,

PURCHASER PARENT:

GCI LIBERTY, INC.

By:	/s/ Martin E. Patterson
Name: Martin E. Patterson
Title: Senior Vice President

[Signature Page to Securities Purchase Agreement]

List of Omitted Exhibits

The following exhibits and schedules to this Securities Purchase Agreement, by and among Q Gateway Ultimate Holdings, LLC, GCI Holdings, LLC, and GCI Liberty, Inc., dated April 21, 2026, have not been provided herein:

Exhibit A – Form of Separation Agreement

Exhibit B – [Reserved]

Exhibit C – Accounting Principles

Exhibit D – Illustrative Working Capital Statement

Exhibit E – Allocation Methodology

Exhibit F – Form of Earn-out Report

Exhibit G – Form of Registration Rights Agreement

Exhibit H – Consulting Agreements

Exhibit I – Restrictive Covenants Agreements

Schedule EO – Earn-out Methodologies and Protocols

Schedule 8.2 – Certain Indemnification Matters

The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.